UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On December 10, 2021, II-VI Incorporated (the “Company”) issued $990 million aggregate principal amount of its 5.000% senior notes due 2029 (the “Notes”) pursuant to an Indenture, dated as of December 10, 2021 (the “Indenture”), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Trustee”). The Notes are guaranteed by each of the Company’s domestic subsidiaries that guarantee its existing credit agreement. The Notes were offered and sold either to persons reasonably believed to be “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) or to persons outside the United States under Regulation S of the Securities Act. Interest on the Notes will be payable on December 15 and June 15 of each year, commencing on June 15, 2022, at a rate of 5.000% per annum. The Notes will mature on December 15, 2029.

The Company intends to use the proceeds from the Offering, together with other financing sources (including the Term Facilities (as defined below)) and cash on hand, to fund the cash consideration, the repayment of certain indebtedness and certain fees and expenses in connection with the Company’s previously announced pending business combination with Coherent, Inc. (“Coherent”), pursuant to an Agreement and Plan of Merger, dated March 25, 2021 (the “Agreement and Plan of Merger”), by and among the Company, Coherent and Watson Merger Sub Inc., a wholly owned subsidiary of the Company (the “Coherent Acquisition”).

On or after December 15, 2024, the Company may redeem the Notes, in whole at any time or in part from time to time, at the redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. In addition, at any time prior to December 15, 2024, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a “make-whole” premium set forth in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. Notwithstanding the foregoing, at any time and from time to time prior to December 15, 2024, the Company may redeem up to 40% of the aggregate principal amount of the Notes using the proceeds of certain equity offerings as set forth in the Indenture, at a redemption price equal to 105.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. In addition, if (i) the consummation of the Coherent Acquisition has not been consummated on or prior to 11:59 p.m., Eastern Time, on December 15, 2022 or (ii) the Company informs the Trustee in writing or otherwise announces in writing that the Coherent Acquisition is no longer being pursued and/or the Agreement and Plan of Merger has been terminated without consummation of the Coherent Acquisition, then the Company will be required to redeem all of the outstanding notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

The Indenture contains customary covenants and events of default, including, default relating to among other things, payment default, failure to comply with covenants or agreements contained in the Indenture or the Notes and certain provisions related to bankruptcy events.

The foregoing description of the Indenture is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, a copy of which is filed as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 8.01. Other Events.

On December 10, 2021, the Company issued a press release announcing the closing of the Offering and the allocation and pricing of a new term loan A credit facility (the “Term Loan A Facility”) in an aggregate principal amount of $850 million, a new term loan B credit facility (the “Term Loan B Facility” and, together with the Term Loan A Facility, the “Term Facilities”) in an aggregate principal amount of $2,800 million, and a new revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $350 million, which Term Facilities are expected to be borrowed in connection with the closing of the Coherent Acquisition. The Revolving Credit Facility is expected to be available concurrently with the closing of the Coherent Acquisition. The Term A Facility and Revolving Credit Facility borrowings in U.S. dollars will each bear interest at LIBOR (subject to a 0.00% floor) plus a range of 1.75% to 2.50%, depending on the Company’s total net leverage ratio. The Term A Facility and the Revolving Credit Facility Borrowings are initially expected to bear interest at LIBOR plus 2.00%. The Term Loan B Facility will bear interest at LIBOR (subject to a 0.50% floor) plus 2.75%. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this report, including the exhibits hereto, shall not constitute an offer to sell, or a solicitation of an offer to purchase, any Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

4.1	Indenture, dated as of December 10, 2021, among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

4.2	Form of 5.000% Senior Notes due 2029 (included in Exhibit 4.1).

99.1	Press Release, dated December 10, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this communication have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and additional risk factors that may be identified from time to time in future filings of the Company; (iii) the conditions to the completion of the Company’s pending business combination transaction with Coherent, Inc. (the “Transaction”) and the remaining equity investment by Bain Capital, LP, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the Transaction; (v) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (vi) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (viii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (ix) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (x) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (xi) the ability of the Company to retain and hire key employees; (xii) the purchasing patterns of customers and end users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to assimilate recently acquired businesses, and realize synergies, cost savings, and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the Company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise and (xx) the risks that the Offering may not be completed. The Company disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the Transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the Securities and Exchange Commission (“SEC”) in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither the Company nor Coherent assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the Transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: December 10, 2021	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 4.1

Execution Version

II-VI INCORPORATED

as Company

and the Guarantors party hereto

5.000% Senior Notes due 2029

INDENTURE

Dated as of December 10, 2021

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

-i-

-ii-

-iii-

EXHIBITS
EXHIBIT A	Form of Note
EXHIBIT B	Form of Certificate of Transfer
EXHIBIT C	Form of Certificate of Exchange
EXHIBIT D	Form of Certificate to Be Delivered in Connection with Transfers to Institutional Accredited Investors
EXHIBIT E	Form of Supplemental Indenture to Be Delivered by Future Guarantors

-iv-

INDENTURE, dated as of December 10, 2021, as amended or supplemented from time to time (this “Indenture”), among II-VI INCORPORATED, a corporation organized under the laws of the Commonwealth of Pennsylvania (the “Company”), the Guarantors (as defined herein) from time to time party hereto and U.S. BANK NATIONAL ASSOCIATION, as trustee (in such capacity, the “Trustee”).

Recitals

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders (as defined herein) of the Notes (as defined herein):

ARTICLE I

Definitions and Incorporation by Reference

SECTION 1.1.    Definitions. “144A Global Note” means a global note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that shall be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

“Acquired EBITDA” means, with respect to any Pro Forma Entity for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined as if references to the Company and the Restricted Subsidiaries in the definition of the term “Consolidated EBITDA” were references to such Pro Forma Entity and its Subsidiaries which will become Restricted Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)      Indebtedness of any other Person existing at the time such other Person is merged, amalgamated or consolidated with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)      Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition Closing Date” means the date of consummation of the Coherent Acquisition.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under direct or indirect common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agent” means any Registrar, Paying Agent, co-registrar or additional paying agent.

“Applicable Premium” means, with respect to any Note on any applicable Redemption Date, as calculated by the Company, the greater of:

(1)	1.0% of the then-outstanding principal amount of such Note; and

(2)	the excess, if any, of

(a)

the present value at such Redemption Date of (i) the redemption price of the Note at December 15, 2024, in the case of the Initial Notes, or at such first optional redemption date as may be specified by the Company in accordance with the provisions of Section 2.2 hereof, in the case of any Additional Notes, in each case, as set forth in Section 5.1(a), plus (ii) all required interest payments due on such Note through December 15, 2024 or at such first optional redemption date as may be specified by the Company in accordance with the provisions of Section 2.2 hereof (excluding accrued but unpaid interest to, but excluding, the Redemption Date), in the case of each of clauses (i) and (ii) above, computed using a discount rate equal to the Treasury Rate plus 50 basis points; over

(b)	the then-outstanding principal amount of such Note.

The Trustee shall have no duty to calculate or verify the Company’s calculations of the Applicable Premium.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and/or Clearstream that apply to such transfer or exchange.

“Asset Sale” means:

(1)      the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets of the Company or any Restricted Subsidiary; or

(2)      the issuance or sale of Equity Interests (other than Disqualified Stock and Preferred Stock of Restricted Subsidiaries issued in compliance with Section 3.3 and directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary of the Company (other than to the Company or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions and whether effected pursuant to a Division or otherwise);

(each of the foregoing referred to in this definition as a “disposition”). Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a)      a sale, exchange or other disposition of cash, Cash Equivalents or Investment Grade Securities, or of surplus, obsolete, damaged, unnecessary, unsuitable or worn out equipment or other assets in the ordinary course of business, or dispositions of property no longer used, useful or economically practicable to maintain in the conduct of the business of the Company and its Restricted Subsidiaries (including allowing any registrations or any applications for registration of any intellectual property or other intellectual property rights to lapse or become abandoned);

(b)      any sale, conveyance, lease or other disposition of all or substantially all of the assets of the Company in compliance with Section 4.1 or any disposition that constitutes a Change of Control;

(c)      any Restricted Payment that is permitted to be made, and is made, under Section 3.4 or any Permitted Investment;

(d)      any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, in a single transaction or series of related transactions, with an aggregate Fair Market Value of less than $25.0 million;

(e)      any transfer or disposition of property or assets or issuance or sale of Equity Interests by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

(f)      the creation of any Lien permitted under this Indenture;

(g)      any issuance, sale, pledge or other disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h)      the sale, lease, assignment, license or sublease of inventory, equipment, accounts receivable, notes receivable or other current assets held for sale in the ordinary course of business or the conversion of accounts receivable and related assets to notes receivable or dispositions of accounts receivable and related assets in connection with the collection or compromise thereof;

(i)      the lease, assignment, license, sublicense or sublease of any real or personal property in the ordinary course of business;

(j)      a sale, assignment or other transfer of Receivables Assets, or participations therein, and related assets (i) to any Person in a Qualified Receivables Factoring or (ii) to a Receivables Subsidiary in a Qualified Receivables Financing;

(k)      a sale, assignment or other transfer of Receivables Assets, or participations therein, and related assets (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(l)      any exchange of assets for Related Business Assets (including a combination of Related Business Assets and a de minimis amount of cash or Cash Equivalents and any exchange allowable under Section 1031 of the Code) of comparable or greater market value than the assets exchanged, as determined in good faith by the Company or any direct or indirect parent of the Company;

(m)      (i) non-exclusive licenses, sublicenses or cross-licenses of intellectual property, other intellectual property rights or other general intangibles and (ii) exclusive licenses, sublicenses or cross-licenses of intellectual property, other intellectual property rights or other general intangibles in the ordinary course of business of the Company and its Restricted Subsidiaries;

(n)      any Sale/Leaseback Transaction (i) of any property acquired or built after the Issue Date with aggregate net proceeds in any fiscal year not to exceed $20.0 million (with one year carry-forward of any unused amount of such base amount) or (ii) of the Coherent Headquarters;

(o)      the surrender or waiver of obligations of trade creditors or customers or other contract rights that were incurred in the ordinary course of business of the Company or any

Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or compromise, settlement, release or surrender of a contract, tort or other litigation claim, arbitration or other disputes;

(p)      dispositions arising from foreclosures, condemnations, eminent domain, seizure, nationalization or any similar action with respect to assets, dispositions of property subject to casualty events;

(q)      dispositions of Investments (including Equity Interests) in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements or rights of first refusal between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(r)      to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(s)      the issuance of directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law;

(t)      dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property that is purchased within 90 days of such disposition or (ii) the proceeds of such disposition are applied within 90 days of such disposition to the purchase price of such replacement property (which replacement property is purchased within 90 days of such disposition);

(u)      a sale or transfer of equipment receivables, or participations therein, and related assets;

(v)      (i) the disposition of assets acquired pursuant to any Permitted Investment, which assets are not used or useful to the core or principal business of the Company and its Restricted Subsidiaries, and (ii) the disposition of assets that are necessary or advisable, in the good faith judgment of the Company or any direct or indirect parent of the Company, in order to obtain the approval of any Governmental Authority to consummate or avoid the prohibition or other restrictions on the consummation of any Permitted Investment or acquisition (except, in the case of subclauses (i) and (ii), for purposes of calculating Net Cash Proceeds of any Asset Sales under Section 3.7(b), 3.7(c), 3.7(d), 3.7(e) and 3.7(f) hereof); and

(w)      any sale, assignment or other dispositions in the ordinary course of business in connection with supply-chain financing programs or similar arrangements.

For the avoidance of doubt, the unwinding of Swap Contracts shall not be deemed to constitute an Asset Sale.

“beneficial owner” has the meaning given to that term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will not be deemed to have beneficial ownership of any securities that such “person” has the right to acquire or vote only upon the happening of any future event or contingency (including the passage of time) that has not yet occurred. The terms “beneficial ownership,” “beneficially owns” and “beneficially owned” have a corresponding meaning.

“Board of Directors” means as to any Person, the board of directors, board of managers, sole member or managing member or other governing body of such Person, or any duly authorized committee thereof, or if such Person is owned or managed by a single entity or has a general partner, the board of directors, board of managers, sole member or managing member or other governing body of such entity or general partner, or in each case, any duly authorized committee thereof, and the term “directors” means members of the Board of Directors.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law or regulation to close in the State of New York or, with respect to any payments to be made under this Indenture, the place of payment.

“Capital Stock” means:

(1)      in the case of a corporation or company, corporate stock or share capital;

(2)      in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)      in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)      any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person (it being understood and agreed, for the avoidance of doubt, that “cash-settled phantom appreciation programs” in connection with employee benefits that do not require a dividend or distribution shall not constitute Capital Stock).

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the Notes thereto) in accordance with GAAP; provided that no capital lease will be deemed a “Capitalized Lease Obligation” for any purpose under this Indenture if such capital lease would not, as of December 31, 2018, have been required to be capitalized and reflected as a liability on a balance sheet in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by the Company and the Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of the Company and the Restricted Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of the Company that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Equivalents” means:

(1)      U.S. dollars, Canadian dollars, Japanese yen, pounds sterling, euros or the national currency of any participating member state of the European Union (as it is constituted on the Issue Date) and, with respect to any Foreign Subsidiaries, other currencies held by such Foreign Subsidiary in the ordinary course of business;

(2)      securities issued or directly guaranteed or insured by the government of the United States or any country that is a member of the European Union (as it is constituted on the Issue Date) or any agency or instrumentality thereof in each case with maturities not exceeding two years from the date of acquisition;

(3)      money market deposits, certificates of deposit, time deposits and eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding two years, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million in the case of domestic banks or $100.0 million (or the U.S. dollar equivalent thereof) in the case of foreign banks;

(4)      repurchase obligations for underlying securities of the types described in clauses (2) and (3) above and clause (6) below entered into with any financial institution or securities dealers of recognized national standing meeting the qualifications specified in clause (3) above;

(5)      commercial paper or variable or fixed rate notes issued by a corporation or other Person (other than an Affiliate of the Company) rated at least “A-2” or “P-2” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within two years after the date of acquisition;

(6)      readily marketable direct obligations issued by any state, commonwealth or territory of the United States of America or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)      Indebtedness issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition, and marketable short-term money market and similar securities having a rating of at least “A-2” or “P-2” from either S&P or Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency);

(8)      investment funds investing at least 95.0% of their assets in investments of the types described in clauses (1) through (7) above and (9) and (10) below;

(9)      Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency); and

(10)      in the case of investments by any Foreign Subsidiary or investments made in a country outside the United States of America, other investments of comparable tenor and credit quality to those described in the foregoing clauses (1) through (9) customarily utilized in the countries where such Foreign Subsidiary is located or in which such investment is made.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) above as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transactions, treasury and/or cash management services, including, without limitation, treasury, depository, overdraft, credit, purchasing or debit card, non-card e-payables services, electronic funds transfer, treasury management services (including controlled disbursement services, overdraft automatic clearing house fund transfer services, return items and interstate depository network services), other demand deposit or operating account relationships, foreign exchange facilities and merchant services.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957(a) of the Code.

“Change of Control” means the occurrence of any of the following events:

(1)

any person or “group” (within the meaning of Rule 13d-5 under the Exchange Act, but excluding any employee benefit plan and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) acquires beneficial ownership of more than 50.0% of the Voting Stock (measured by reference to voting power) of the Company (determined on a fully diluted basis); or

(2)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person.

Notwithstanding the foregoing, a transaction will not be deemed to be a Change of Control if the Company becomes a direct or indirect wholly-owned subsidiary of a holding company or other Person and (i) the direct or indirect holders of the Voting Stock (measured by reference to voting power) of such holding company or other Person immediately following that transaction are substantially the same as the holders of the Voting Stock (measured by reference to voting power) of the Company immediately prior to that transaction or (ii) immediately following that transaction, the holders of the Company’s Voting Stock (measured by reference to voting power) immediately prior to that transaction are the beneficial owners, directly or indirectly, of more than 50% of the Voting Stock (measured by reference to voting power) of such holding company.

“Clearstream” means Clearstream Banking, S.A., or any successor securities clearing agency.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Coherent” means Coherent, Inc., a Delaware corporation.

“Coherent Acquisition” refers to the acquisition by the Company of Coherent and its subsidiaries, on the terms and conditions contemplated in the Merger Agreement.

“Coherent Commerzbank Credit Agreement” means the Agreement Relating to an Amortizing Loan Kreditanstalt fur Wiederaufbau Program: KfW Energy Efficiency Program Energy-efficient Construction and Refurbishment (276), dated as of December 21, 2020, between Coherent LaserSystems GmbH & Co. KG and Commerzbank Aktiengesellschaft, as amended, restated, supplemented, waived, renewed or otherwise modified from time to time, and as replaced (whether or not upon termination, and whether with the original holders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time.

“Coherent Headquarters” means 5100 Patrick Henry Drive, Santa Clara, CA 95054.

“Company” has the meaning set forth in the preamble hereto.

“Company Order” means a written request or order signed in the name of the Company by any Officer of the Company.

“Consolidated Cash Interest Expense” means, with respect to any Person for any period, the sum of, without duplication, (x) the cash interest expense (including that attributable to any Capitalized Lease Obligation), net of cash interest income, with respect to Indebtedness of such Person and its Restricted Subsidiaries for such period (calculated on a consolidated basis in accordance with GAAP), including commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net cash costs under hedging agreements (other than in connection with the early termination thereof) plus (y) product of (i) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries for such period and (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then-current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP, excluding, in each case:

(i)      interest expense (or unrealized mark-to-market gains and losses) attributable to interest rate hedging obligations or other derivative instruments;

(ii)      amortization of deferred financing fees;

(iii)      expensing of any bridge or other financing fees;

(iv)      amortization of original issue discount, upfront fees and any other financing fees and any other amounts of non-cash interest (including as a result of the effects of acquisition method accounting or push-down accounting);

(v)      costs associated with incurring or terminating hedging agreements and cash costs associated with breakage in respect of hedging agreements for interest rates;

(vi)      commissions, discounts, yield, make-whole premium and other fees and charges (including any interest expense) incurred in connection with any Qualified Receivables Financing;

(vii)      “additional interest” owing pursuant to a registration rights agreement with respect to any securities;

(viii)      any payments in respect of make-whole premiums or other breakage costs or any Indebtedness, including any Indebtedness issued in connection with the Transactions;

(ix)      interest expense attributable to any parent of the Company resulting from push-down accounting;

(x)      penalties and interest relating to Taxes;

(xi)      any interest expense attributable to the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect thereto in connection with the Transactions, any permitted acquisition or permitted Investment;

(xii)      accretion or accrual of discounted liabilities not constituting Indebtedness;

(xiii)      any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization or purchase accounting; and

(xiv)      annual agency fees paid to trustees, administrative agents and collateral agents with respect to any secured or unsecured loans, debt facilities, debentures, bonds, commercial paper facilities or other forms of Indebtedness (including any security or collateral trust arrangements related thereto).

“Consolidated EBITDA” means, with respect to the Company and the Restricted Subsidiaries on a consolidated basis for any period, the Consolidated Net Income of the Company and the Restricted Subsidiaries for such period plus:

(1)      without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(a)      total interest expense and, to the extent not reflected in such total interest expense, any losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations or such derivative instruments, and bank and letter of credit fees and costs of surety bonds in connection with financing activities, together with items excluded from the definition of “Consolidated Interest Expense”,

(b)      provision for Taxes based on income, profits, revenue, gross receipts or capital, including federal, foreign, state, local and provincial income, franchise, excise, value added and similar Taxes based on income, profits, revenue, gross receipts or capital and foreign withholding Taxes paid or accrued during such period (including in respect of repatriated funds), including penalties and interest related to such Taxes or arising from any Tax examinations,

(c)      depreciation and amortization (including amortization of Capitalized Software Expenditures, internal labor costs and amortization of deferred financing fees and accelerated and other deferred financing costs, original issue discount or other costs),

(d)      other non-cash charges (other than any accrual in respect of bonuses) (provided, in each case, that if any non-cash charges represent an accrual or reserve for potential cash items in any future period, (i) the Company may elect not to add back such non-cash charges in the current period and (ii) to the extent the Company elects to add back such non-cash charges in the current period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period),

(e)      the amount of any non-controlling interest consisting of income attributable to non-controlling interests of third parties in any non-wholly owned subsidiary deducted (and not added back in such period to Consolidated Net Income) excluding cash distributions in respect thereof;

(f)      (A) the amount of payments made to option, phantom equity or profits interest holders of any parent entity in connection with, or as a result of, any distribution being made to shareholders of such person or its direct or indirect parent companies, which payments are being made to compensate such option, phantom equity or profits interest holders as though they were shareholders at the time of, and entitled to share in, such distribution, including any cash consideration for any repurchase of equity, in each case to the extent permitted in this Indenture and (B) the amount of fees, expenses and indemnities paid or accrued to directors, including of any parent entity, in the case of clauses (A) and (B), attributable to such parent entity’s ownership of the Company,

(g)      losses or discounts on sales of receivables and related assets in connection with any Qualified Receivables Factoring or Qualified Receivables Financing,

(h)      cash receipts (or any netting arrangements resulting in reduced cash expenditures) not included in the calculation of Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (3) below for any previous period and not added back,

(i)      any costs or expenses incurred by the Company or any Restricted Subsidiary pursuant to any management equity plan or stock option or phantom equity plan or any other management or employee benefit plan or agreement, any severance agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are non-cash or otherwise funded with cash proceeds contributed to the capital of the Company or Net Cash Proceeds of an issuance of Equity Interests of the Company (other than Disqualified Stock),

(j)      any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) existing at the date of initial application of FASB Accounting Standards Codification 715, and any other items of a similar nature,

(k)      any unusual or non-recurring operating expenses directly attributable to the implementation of cost savings initiatives and any accruals or reserves in respect of any expenses,

(l)      severance, relocation costs, integration and facilities’ or offices’ opening costs, start-up costs and other business optimization expenses (including related to new product introductions and other strategic or cost saving initiatives and any costs or expenses related or attributable to the commencement of a New Project and including any related employee hiring or retention costs), restructuring charges, accruals or reserves (including restructuring and integration costs related to acquisitions consummated prior to or after the Issue Date and adjustments to existing reserves), whether or not classified as restructuring expense on the consolidated financial statements, signing costs, retention or completion bonuses and other executive recruiting and retention costs,

(m)      the amount of any loss or pre-opening expenses attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided that (A) such losses or pre-opening expenses are reasonably identifiable and factually supportable and (B) losses or pre-opening expenses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this subclause,

(n)        [Reserved.]

(o)        transition costs, costs related to closure/consolidation of facilities or offices, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities and charges resulting from changes in estimates, valuations and judgements thereof),

(p)        any expenses reimbursed in cash during such period by non-Affiliate third parties (other than the Company or any of its Subsidiaries),

(q)        other add backs and adjustments reflected in a quality of earnings report provided by a “big four” accounting firm with respect to any permitted acquisition or other Investment (including, for the avoidance of doubt, add backs and adjustments of the same type in future periods),

(r)        (A) unrealized or realized foreign exchange losses resulting from the impact of foreign currency changes and (B) losses due to fluctuations in currency values and related tax effects, and

(s)        effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such person and such Subsidiaries) in amounts required or permitted by GAAP, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of Taxes, plus

(2)        without duplication, the amount of “run rate” cost savings, operating expense reductions and synergies related to the Transactions, any Specified Transaction and any transaction in connection therewith, any restructuring, cost saving initiative or other initiative (i) with respect to the Transactions, projected by the Company in good faith to be realized as a result of actions that have been taken or initiated or are expected to be taken or initiated (in the good faith determination of the Company) and (ii) with respect to any Specified Transaction and any transaction in connection therewith, any restructuring, cost saving initiative or other initiative projected by the Company in good faith to be realized as a result of actions that have been taken or initiated or are expected to be taken or initiated (in the good faith determination of the Company) within 36 months after such Specified Transaction or transaction in connection therewith, restructuring, cost saving initiative or other initiative, including, in each case, any cost savings, expenses and charges (including restructuring and integration charges) in connection with, or incurred by or on behalf of, any joint venture of the Company or any of the Restricted Subsidiaries (whether accounted for on the financial statements of any such joint venture or the Company) (collectively, “Projected Savings”) (which Projected Savings shall be added to Consolidated EBITDA until fully realized and calculated on a Pro Forma Basis as though such Projected Savings had been realized on the first day of the relevant period), net of the amount of actual benefits realized from such actions; provided that (A) such Projected Savings are reasonably quantifiable, factually supportable and reasonably anticipated to result from such actions, (B) no Projected Savings shall be added pursuant to this clause (2) to the extent duplicative of any expenses or charges relating to such Projected Savings above (it being understood and agreed that “run rate” shall mean the full recurring benefit that is associated with any action taken) and (C) the share of any Projected Savings with respect to a joint venture that are to be allocated to the Company or any Restricted Subsidiaries shall not exceed the total amount thereof for any such joint venture multiplied by the percentage of income of such venture expected to be included in Consolidated EBITDA for the relevant Test Period;

less

(3)        without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(a)        non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income or Consolidated EBITDA in any prior period),

(b)        the amount consisting of loss attributable to non-controlling interests of third parties in any non-wholly-owned subsidiary added (and not deducted in such period from Consolidated Net Income), and

(c)        (A) unrealized or realized foreign exchange gains resulting from the impact of foreign currency changes and (B) gains due to fluctuations in currency values and related tax effects,

in each case, as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP; provided that,

    (A)        there shall be included in determining Consolidated EBITDA for any period, without duplication, the Acquired EBITDA of any Person, property, business or asset acquired by the Company or any Restricted Subsidiary during such period (other than any Unrestricted Subsidiary) whether such acquisition occurred before or after the Issue Date to the extent not subsequently sold, transferred or otherwise disposed of (but not including the Acquired EBITDA of any related Person, property, business or assets to the extent not so acquired) (each such Person, property, business or asset acquired, including pursuant to a transaction consummated prior to the Issue Date, and not subsequently so disposed of, an “Acquired Entity or Business”), and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), in each case based on the Acquired EBITDA of such Pro Forma Entity for such period (including the portion thereof occurring prior to such acquisition or conversion) determined on a historical Pro Forma Basis, and

    (B)        there shall be excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any Person, property, business or asset (other than any Unrestricted Subsidiary) sold, transferred or otherwise disposed of, closed or classified as discontinued operations by the Company or any Restricted Subsidiary during such period (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of, abandon, transfer, close or discontinue such operations, at the Company’s election only when and to the extent such operations are actually disposed of) (each such Person, property, business or asset so sold, transferred or otherwise disposed of, closed or classified, a “Sold Entity or Business”), and the Disposed EBITDA of any Restricted Subsidiary that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”), in each case based on the Disposed EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer, disposition, closure, classification or conversion) determined on a historical Pro Forma Basis.

“Consolidated Funded Indebtedness” means, as of any date of determination, the sum of (without duplication) the principal amount of (1) all Indebtedness for borrowed money and all Indebtedness evidenced by bonds, debentures, notes, or other similar instruments of the Company and the Restricted Subsidiaries and (2) guarantees by the Company and the Restricted Subsidiaries of the foregoing, in each case determined on a consolidated basis in accordance with GAAP. For the avoidance of doubt, it is understood that obligations (i) under Capitalized Lease Obligations, Swap Contracts, Cash Management Services and any Factoring Transaction or Receivables Financing or (ii) owed by Unrestricted Subsidiaries, do not constitute Consolidated Funded Indebtedness.

“Consolidated Funded Senior Secured Indebtedness” means Consolidated Funded Indebtedness of the Company that is not Subordinated Indebtedness and that is secured by a Lien.

“Consolidated Interest Expense” means, with reference to any period, the sum of:

(a)        cash interest expense (including that attributable to Capitalized Lease Obligations), net of cash interest income, of the Company and the Restricted Subsidiaries with respect to all outstanding Indebtedness of the Company and the Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under hedging agreements; plus

(b)        non-cash interest expense resulting solely from (i) the amortization of original issue discount from the issuance of Indebtedness of the Company and the Restricted Subsidiaries at less than par and (ii) pay in kind interest expense of the Company and the Restricted Subsidiaries; plus

(c)        the amount of cash dividends or distributions made by the Company and the Restricted Subsidiaries in respect of preferred Equity Interests; plus

(d)        but excluding, for the avoidance of doubt, (i) amortization of deferred financing costs, debt issuance costs, commissions, fees and expenses and any other amounts of non-cash interest other than specifically referred to in clause (2) above (including as a result of the effects of acquisition method accounting or pushdown accounting), (ii) non-cash interest expense attributable to the movement of the mark-to-market valuation of obligations under hedging agreements or other derivative instruments pursuant to FASB Accounting Standards Codification No. 815-Derivatives and Hedging, (iii) any one-time cash costs associated with breakage in respect of hedging agreements for interest rates, (iv) commissions, discounts, yield and other fees and charges (including any interest expense) incurred in connection with any Qualified Receivables Factoring or Qualified Receivables Financing, (v) all non-recurring cash interest expense or “additional interest” for failure to timely comply with registration rights obligations, (vi) any interest expense attributable to the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect to any Investment, all as calculated on a consolidated basis in accordance with GAAP, (vii) any payments with respect to make-whole premiums or other breakage costs of any Indebtedness, (viii) penalties and interest relating to Taxes, (ix) accretion or accrual of discounted liabilities not constituting Indebtedness, (x) any interest expense attributable to a direct or indirect parent entity resulting from push down accounting and (xi) any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization or purchase accounting.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, calculated on a consolidated basis, in accordance with GAAP, excluding, without duplication:

(a)        extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (other than as described in clause (1)(k) of the definition of “Consolidated EBITDA”) (including any such accruals or reserves in respect of any extraordinary, non-recurring or unusual items),

(b)        the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period to the extent included in Consolidated Net Income,

(c)        Transaction Costs,

(d)        the net income for such period of any Person that is an Unrestricted Subsidiary and any Person that is not a Subsidiary or that is accounted for by the equity method of accounting; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash or Cash Equivalents or Investment Grade Securities (or, if not paid in cash or Cash Equivalents or Investment Grade Securities, but later converted into cash or Cash Equivalents or Investment Grade Securities, upon such conversion) by such Person to the Company or a Restricted Subsidiary thereof during such period,

(e)        any fees and expenses (including any transaction or retention bonus or similar payment, any earnout, contingent consideration obligation or purchase price adjustment) incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful (including, for the avoidance of doubt, the effects of expensing all transaction-related expenses in accordance with FASB Accounting Standards Codification 805 and gains or losses associated with FASB Accounting Standards Codification 460),

(f)        any income (loss) for such period attributable to the early extinguishment of Indebtedness, hedging agreements or other derivative instruments,

(g)        accruals and reserves that are established or adjusted as a result of the Transactions or within 12 months after the Acquisition Closing Date in accordance with GAAP (including any adjustment of estimated payouts on existing earn-outs) or changes as a result of the adoption or modification of accounting policies during such period,

(h)        all Non-Cash Compensation Expenses,

(i)        any income (loss) attributable to deferred compensation plans or trusts,

(j)        any income (loss) from investments recorded using the equity method of accounting (but including any cash dividends or distributions actually received by the Company or any Restricted Subsidiary in respect of such investment),

(k)        any gain (loss) on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business) or income (loss) from discontinued operations (provided that, notwithstanding anything to the contrary herein or in any classification under GAAP of any person, business, assets or operations in respect of which a definitive agreement for the disposition, abandonment, transfer, closure or discontinuation of operations thereof has been entered into as discontinued operations, no pro forma effect shall be given to any discontinued operations (and the income or loss attributable to any such person, business, assets or operations shall not be excluded for any purposes hereunder) until such disposition, abandonment, transfer, closure or discontinuation of operations shall have been consummated),

(l)        any non-cash gain (loss) attributable to the mark to market movement in the valuation of hedging obligations or other derivative instruments pursuant to FASB Accounting Standards Codification 815-Derivatives and Hedging or mark to market movement of other financial instruments pursuant to FASB Accounting Standards Codification 825-Financial Instruments in such Test Period; provided that any cash payments or receipts relating to transactions realized in a given period shall be taken into account in such period,

(m)        any non-cash gain (loss) related to currency remeasurements of Indebtedness, net loss or gain resulting from hedging agreements for currency exchange, interest rate or commodities risk and revaluations of intercompany balances and other balance sheet items,

(n)        any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures (provided, in each case, that the cash payment in respect thereof in such future period shall be subtracted from Consolidated Net Income for the period in which such cash payment was made),

(o)        any impairment charge or asset write-off or write-down (other than with respect to inventory or accounts but including related to intangible assets (including goodwill), long-lived assets and investments in debt and equity securities),

(p)        to the extent covered by insurance and actually reimbursed, or, so long as such person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 90 days and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded,

(q)        non-cash charges for deferred Tax asset valuation allowances shall be excluded (except to the extent reversing a previously recognized increase to Consolidated Net Income), and

(r)        solely for purposes of calculating the Available Amount, the Consolidated Net Income for such period of any Subsidiary of such person shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its Consolidated Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary or its equityholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Subsidiary to such person or a Subsidiary of such person (subject to the provisions of this clause (r)), to the extent not already included therein.

There shall be excluded from Consolidated Net Income for any period the effects from applying acquisition method accounting, including applying acquisition method accounting to inventory, property and equipment, loans and leases, software and other intangible assets and deferred revenue (including deferred costs related thereto and deferred rent) required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and the Restricted Subsidiaries), as a result of any acquisition or Investment consummated prior to the Issue Date and any permitted acquisitions or other Investment permitted hereunder or the amortization or write-off of any amounts thereof.

Consolidated Net Income presented in a currency other than Dollars will be converted to Dollars based on the average exchange rate for such currency during, and applied to, each fiscal year, fiscal quarter or fiscal month (at the Company’s option) in the period for which Consolidated Net Income is being calculated.

For the purpose of Section 3.4 only, there shall be excluded from Consolidated Net Income any income arising from the sale or other disposition of Restricted Investments, from repurchases or redemptions of Restricted Investments, from repayments of loans or advances that constituted Restricted Investments or from any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries, in each case to the extent such amounts increase the amount of Restricted Payments permitted under clause (5) or (6) of the Available Amount.

“Consolidated Senior Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (1) (x) Consolidated Funded Senior Secured Indebtedness of the Company minus (y) the Unrestricted Cash Amount, to (2) the Four Quarter Consolidated EBITDA of the Company, all determined on a consolidated basis in accordance with GAAP.

“Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (1) (x) Consolidated Funded Indebtedness of the Company minus (y) the Unrestricted Cash Amount, to (2) the Four Quarter Consolidated EBITDA of the Company, all determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)        to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)        to advance or supply funds:

(a)        for the purchase or payment of any such primary obligation; or

(b)        to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)        to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Contribution Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company or any Restricted Subsidiary (other than, in the case of such Restricted Subsidiary, contributions by the Company or any other Restricted Subsidiary to its capital) after the Issue Date and designated as a cash contribution amount; provided that such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof.

“Corporate Trust Office” shall be at the address of the Trustee specified in Section 12.1 hereof or such other address as to which the Trustee may give notice to the Company or Holders pursuant to the procedures set forth in Section 12.1.

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Code.

“Data Download Program” means the interactive electronic interface made available by the Board of Governors of the Federal Reserve System or any successor information system.

“Default” means any event that is, or after notice or the passage of time or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.6 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means DTC, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Company.

“Derivative Instrument” with respect to a Person, means any contract, instrument or other right to receive payment or delivery of cash or other assets to which such Person or any Affiliate of such Person that is acting in concert with such Person in connection with such Person’s investment in the notes (other than a Screened Affiliate) is a party (whether or not requiring further performance by such Person), the value and/or cash flows of which (or any material portion thereof) are materially affected by the value and/or performance of the notes and/or the creditworthiness of the Company.

“Designated Convertible Preferred Stock” means shares (as of the date of issuance) of the Company’s (i) Series B-1 Convertible Preferred Stock as in effect on the Issue Date and (ii) Series B-2

Convertible Preferred Stock issued pursuant to the terms of the Investment Agreement as in effect on the Issue Date, which are each excluded from the calculation of the Available Amount. For the avoidance of doubt, the Designated Convertible Preferred Stock is not Disqualified Stock.

“Designated Jurisdiction” means each of the United States, any state or territory thereof or the District of Columbia, Ireland, England and Wales, Germany, Luxembourg, Sweden and any other participating member state of the European Union.

“Designated Mandatory Preferred Stock” means shares (as of the date of issuance) of the Company’s 6.00% Series A Mandatory Convertible Preferred Stock, which is excluded from the calculation of the Available Amount.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable, that is issued after the Issue Date for cash and is so designated as Designated Preferred Stock pursuant to an Officer’s Certificate, on the issuance date thereof, the cash proceeds of which are contributed to the capital of the Company and which are excluded from the calculation of the Available Amount.

“Disposed EBITDA” means, with respect to any Sold Entity or Business or Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary (determined as if references to the Company and the Restricted Subsidiaries in the definition of the term “Consolidated EBITDA” (and in the component financial definitions used therein) were references to such Sold Entity or Business and its subsidiaries or to such Converted Unrestricted Subsidiary and its subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business or Converted Unrestricted Subsidiary.

“Disqualified Stock” means, with respect to any Person, any Equity Interests of such Person that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable) upon the happening of any event or condition:

(1)        matures or is mandatorily redeemable (other than solely for Qualified Equity Interests of the Company), pursuant to a sinking fund obligation or otherwise;

(2)        is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests of the Company), in whole or in part;

(3)        provides for the scheduled, mandatory payments of dividends in cash; or

(4)        is convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock;

in each case, prior to the date that is 91 days after the earlier of the maturity date of the Notes and the date the Notes are no longer outstanding and other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Equity Interests than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto);

provided that only the portion of Equity Interests that so mature or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, that if such Equity Interests are issued to any employee or consultant or to any plan for the benefit of employees or consultants of the Company or its Subsidiaries or a direct or indirect parent of the Company or by any such plan to such employees or consultants, shall not constitute Disqualified Stock solely because they may be required to be repurchased by the Company or its Subsidiaries or a direct or indirect parent of the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Dividing Person” has the meaning assigned to it in the definition of “Division.”

“Division” means the division of the assets, liabilities and/or obligations of a Person (the “Dividing Person”) among two or more Persons (whether pursuant to a “plan of division” or similar arrangement), which may or may not include the Dividing Person and pursuant to which the Dividing Person may or may not survive.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Eligible Investments” means any of the following: (1) investments in obligations issued or guaranteed by the U.S. government or any agency thereof; (2) demand deposits, including interest-bearing money market accounts, time deposits, trust funds, trust accounts, overnight bank deposits, interest-bearing deposits, certificates of deposit or bankers acceptances of depository institutions; (3) investments in commercial paper having, at the date of acquisition, a credit rating no lower than A-1 from S&P or P-1 from Moody’s; (4) investments in money market mutual funds having a rating in the highest investment category granted thereby from S&P or Moody’s; or (5) any investment funds or mutual funds primarily invested in any of the foregoing (including, for the avoidance of doubt, the BlackRock FedFund (or any successor thereto or replacement thereof)).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding (x) any Capital Stock that arises only by reason of the happening of a contingency or any debt security that is convertible into, or exchangeable for, Capital Stock and (y) Permitted Call Spread Swap Agreements).

“Equity Offering” means any public or private sale on or after the Issue Date of Capital Stock or Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable (other than Disqualified Stock), other than:

(1)        public offerings with respect to the Company’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8 or a successor form thereto;

(2)        issuances to any Subsidiary of the Company; and

(3)        any such public or private sale that constitutes an Excluded Contribution or Refunding Capital Stock.

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear system, or any successor securities clearing agency.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the net cash proceeds and Cash Equivalents, or the Fair Market Value of other assets, received by the Company after the Issue Date from:

(1)        contributions to its common equity capital; and

(2)        the sale of Capital Stock (other than Excluded Equity) of the Company,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate, or that are utilized to make a Restricted Payment pursuant to Section 3.4(b)(ii). Excluded Contributions will be excluded from the calculation of the Available Amount.

“Excluded Equity” means (i) Disqualified Stock, (ii) any Equity Interests issued or sold to a Restricted Subsidiary or any employee stock ownership plan or trust established by the Company or any of its Subsidiaries or a direct or indirect parent of the Company (to the extent such employee stock ownership plan or trust has been funded by the Company or any Subsidiary or a direct or indirect parent of the Company), and (iii) any Equity Interest that has already been used or designated (x) as (or the proceeds of which have been used or designated as) Designated Preferred Stock, Designated Convertible Preferred Stock, Designated Mandatory Preferred Stock, an Excluded Contribution or Refunding Capital Stock, or (y) to increase the amount available under Section 3.4(b)(iv)(a) or clause (13) of the definition of “Permitted Investments”.

“Excluded Subsidiary” means any of the following:

(1)        each Immaterial Subsidiary,

(2)        each Domestic Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary); provided, that any Subsidiary that is a Guarantor shall not be released as a Guarantor and become an Excluded Subsidiary solely because such Subsidiary is no longer a Wholly Owned Subsidiary unless such Subsidiary became a non-Wholly Owned Subsidiary pursuant to a permitted transaction with a person that is not an Affiliate (other than to the extent such person becomes a non-Affiliate as a result of such transaction) for a bona fide business purpose (other than to release such Guarantor from its Guarantee) (as determined in good faith by the Company),

(3)        each Domestic Subsidiary that is prohibited from Guaranteeing or granting Liens to secure the Obligations under this Indenture and/or the Notes by any Requirement of Law or that would require consent, approval, license or authorization of a Governmental Authority to Guarantee or grant Liens to secure the Obligations under this Indenture and/or the Notes (unless such consent, approval, license or authorization has been received),

(4)        each Domestic Subsidiary that is prohibited by any applicable contractual requirement from Guaranteeing and/or, if the Notes are secured pursuant to Section 3.5, granting Liens to secure the Obligations under this Indenture and/or the Notes on the Issue Date or at the time such Subsidiary becomes a Subsidiary, provided that such contractual requirement was not entered into in contemplation of such person becoming a Subsidiary (and for so long as such restriction or any replacement or renewal thereof is in effect),

(5)        any special purpose vehicle, including any Receivables Subsidiary,

(6)        any Foreign Subsidiary,

(7)        any Domestic Subsidiary (i) that is a FSHCO or (ii) that is a Subsidiary of a Foreign Subsidiary of the Company that is a CFC,

(8)        any other Domestic Subsidiary with respect to which the administrative agent under the Senior Credit Agreement and the Company reasonably agree that the cost or other consequences (including Tax consequences) of providing a Guarantee of and/or, if the Notes are secured pursuant to Section 3.5, granting Liens to secure the Obligations under this Indenture and/or the Notes are likely to be excessive in relation to the value to be afforded thereby,

(9)        each Unrestricted Subsidiary, and

(10)      any Captive Insurance Subsidiary and any not-for-profit entity.

“Existing Convertible Indentures” means each of the indentures governing any series of the Existing Convertible Notes, as amended, restated, supplemented, waived, renewed or otherwise modified from time to time, and as replaced (whether or not upon termination, and whether with the original holders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time.

“Existing Convertible Notes” means the Company’s $345 million in aggregate principal amount outstanding of 0.25% Convertible Senior Notes due 2022 and Finisar Corporation’s $15 million in aggregate principal amount outstanding of 0.50% Convertible Senior Notes due 2036.

“Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of September 24, 2019, as amended, restated, supplemented, waived, renewed or otherwise modified from time to time, by and among the Company, Bank of America, N.A., as administrative agent, and the lenders party thereto from time to time.

“Factoring Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or such Restricted Subsidiary may sell, convey, assign or otherwise transfer Receivables Assets (which may include a backup or precautionary grant of security interest in such Receivables Assets so sold, conveyed, assigned or otherwise transferred or purported to be so sold, conveyed, assigned or otherwise transferred) to any Person that is not a Restricted Subsidiary; provided that any such Person that is a Subsidiary meets the qualifications in clauses (1) through (3) of the definition of “Receivables Subsidiary.”

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction (as determined in good faith by the Company or any direct or indirect parent of the Company, whose determination will be conclusive for all purposes under this Indenture and the Notes).

“Fitch” means Fitch Ratings, Inc. or any successor to the rating agency business thereof.

“Fixed Charge Coverage Ratio” means, with respect to any Person as of any date, the ratio of (1) Consolidated EBITDA of such Person for the Test Period most recently ended as of such date, to (2) the Consolidated Cash Interest Expense of such Person for such Test Period, all determined on a consolidated basis in accordance with GAAP; provided that the Fixed Charge Coverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Fixed GAAP Date” means the Issue Date; provided that at any time and from time to time after the Issue Date, the Company may by written notice to the Trustee elect to change the Fixed GAAP Date to be the date specified in such notice, and upon such notice, the Fixed GAAP Date shall be such date for all periods beginning on and after the date specified in such notice.

“Fixed GAAP Terms” means (a) the definitions of the terms “Capitalized Lease Obligation” (subject to the proviso to the definition of such term), “Consolidated Cash Interest Expense,” “Consolidated EBITDA,” “Consolidated Funded Indebtedness,” “Consolidated Funded Senior Secured Indebtedness,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Senior Secured Net Leverage Ratio,” “Consolidated Total Net Leverage Ratio,” “Fixed Charge Coverage Ratio” and “Indebtedness,” (b) all defined terms in this Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and (c) any other term or provision of this Indenture or the Notes that, at the Company’s election, may be specified by the Company by written notice to the Trustee from time to time; provided that the Company may elect to remove any term from constituting a Fixed GAAP Term.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America, any state thereof or the District of Columbia.

“Four Quarter Consolidated EBITDA” means as of any date of determination with respect to any Test Period, Consolidated EBITDA of the Company for such Test Period on a Pro Forma Basis.

“FSHCO” means any Domestic Subsidiary of the Company that owns no material assets other than the Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries of the Company that are CFCs or Equity Interests and/or Indebtedness of one or more other FSHCOs.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Fixed GAAP Date (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of this Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession (but excluding the policies, rules and regulations of the SEC applicable only to public companies); provided that the Company may at any time elect by written notice to the Trustee to use IFRS in lieu of GAAP for financial reporting purposes and, upon any such notice, references herein to GAAP shall thereafter be construed to mean (a) for periods beginning on and after the date specified in such notice, IFRS as in effect on the date specified in such notice (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of this Indenture) and (b) for prior periods, GAAP as defined in the first sentence of this definition prior to the proviso. For the avoidance of doubt, solely making such election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness. All references to codified accounting standards specifically named in this Indenture shall be deemed to include any successor, replacement, amendment or updated accounting standard under GAAP or IFRS, as applicable. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP.

All references to an accounting rule, regulation, standard, principal, term or measure, as applicable, in this Indenture (x) with respect to IFRS shall be deemed to refer to the equivalent rule, regulation, standard, principal, term or measure with respect to GAAP (if applicable) and (y) with respect to GAAP shall be deemed to refer to the equivalent rule, regulation, standard, principal, term or measure with respect to IFRS (if applicable).

If there occurs a change in IFRS or GAAP, as applicable, and such change would cause a change in the method of calculation of any standards, terms or measures (including all computations of amounts and ratios) used in the Indenture (an “Accounting Change”), then the Company may elect that such standards, terms or measures shall be calculated as if such Accounting Change had or had not occurred.

“Governmental Authority” means any federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory or legislative body.

“Global Note Legend” means the legend set forth in Section 2.1(b) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto issued in accordance with Section 2.1 or 2.6 hereof.

“guarantee” means, as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other Obligations.

“Guarantee” means any guarantee of the Obligations of the Company under this Indenture and the Notes in accordance with the provisions of this Indenture.

“Guarantors” means, collectively, each Restricted Subsidiary of the Company that executes (or otherwise becomes a party to) this Indenture on the Issue Date and each other Restricted Subsidiary of the Company that Incurs a Guarantee of the Notes; provided that upon the release or discharge of such Person from its Guarantee in accordance with this Indenture, such Person automatically ceases to be a Guarantor.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“IAI Global Note” means a global note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that shall be issued in a denomination equal to the outstanding principal amount of the Notes resold to IAIs.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Immaterial Subsidiary” means any Subsidiary that (a) did not, as of the last day of the fiscal quarter of the Company most recently ended for which financial statements have been (or were required to be) delivered as described under Section 3.2 have assets with a value in excess of 2.5% of the consolidated total assets or revenues representing in excess of 2.5% of total revenues of the Company and the Subsidiaries on a consolidated basis as of such date, and (b) taken together with all such Immaterial Subsidiaries as of such date, did not have assets with a value in excess of 5.0% of consolidated total assets or revenues representing in excess of 5.0% of total revenues of the Company and the Subsidiaries on a consolidated basis as of such date.

“Incur” means, with respect to any Indebtedness, Capital Stock or Lien, to issue, assume, guarantee, incur or otherwise become liable for such Indebtedness, Capital Stock or Lien, as applicable; provided that any Indebtedness, Capital Stock or Lien of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition, Division or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person, without duplication:

(1)        the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, (d) in respect of Capitalized Lease Obligations or (e) representing any Swap Contracts, in each case, if and to the extent that any of the foregoing Indebtedness would appear as a liability on a balance sheet (excluding the notes thereto) of such Person prepared in accordance with GAAP;

(2)        to the extent not otherwise included, any guarantee by such Person of the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)        to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset, at such date of determination, and (b) the amount of such Indebtedness of such other Person.

The term “Indebtedness” shall not include (x) any lease, concession or license of property (or guarantee thereof) that would be considered an operating lease under GAAP as in effect on the Issue Date in accordance with the definition of “Fixed GAAP Terms,” (y) any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practices, or obligations under any license, permit or other approval (or guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business or consistent with past practices or (z) Indebtedness of any direct or indirect parent thereof appearing on the balance sheet of the Company solely by reason of push-down accounting.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i) Contingent Obligations Incurred in the ordinary course of business or consistent with past practices;

(ii) Obligations under or in respect of Receivables Financings;

(iii) any balance that constitutes a trade payable, accrued expense or similar obligation to a trade creditor, in each case Incurred in the ordinary course of business;

(iv) intercompany liabilities that would be eliminated on the consolidated balance sheet of the Company and its consolidated Subsidiaries;

(v) prepaid or deferred revenue arising in the ordinary course of business;

(vi) Cash Management Services;

(vii) in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(viii) obligations, to the extent such obligations would otherwise constitute Indebtedness, under any agreement that has been defeased or satisfied and discharged pursuant to the terms of such agreement;

(ix) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, deferred compensatory or employee or director equity plans pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(x) Capital Stock (other than Disqualified Stock of the Company and Preferred Stock of a Restricted Subsidiary); or

(xi) indebtedness that constitutes “Indebtedness” merely by virtue of a pledge of an Investment (without any accompanying guaranty) in an Unrestricted Subsidiary.

“Indenture” has the meaning set forth in the preamble hereto.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing that is, in the good faith determination of the Company or any direct or indirect parent of the Company, qualified to perform the task for which it has been engaged.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the $990,000,000 in aggregate principal amount of 5.000% Senior Notes due 2029 of the Company issued under this Indenture on the Issue Date.

“Initial Purchasers” means J.P. Morgan Securities LLC, PNC Capital Markets LLC, Citizens Capital Markets, Inc., BMO Capital Markets Corp., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., TD Securities (USA) LLC and WauBank Securities LLC, with respect to the offer and sale of the Initial Notes, and such other initial purchasers party to future purchase agreements entered into in connection with an offer and sale of any Additional Notes.

“Interest Payment Date” means, in the case of the Initial Notes, June 15 and December 15 of each year, commencing on June 15, 2022 and, in the case of any Additional Notes, such interest payment dates as may be designated by the Company in accordance with the provisions of Section 2.2 hereof and, in each case, ending at the Stated Maturity of the Notes.

“Investment Agreement” means that certain Amended and Restated Investment Agreement, dated as of March 30, 2021, between the Company and BCPE Watson (DE) SPV, LP, an affiliate of Bain Capital Private Equity, LP (as amended, restated, or otherwise supplemented prior to the Issue Date).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by Fitch or S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)        securities issued or directly guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)        securities that have an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries,

(3)        investments in any fund that invests at least 95.0% of its assets in investments of the type described in clauses (1) and (2) above and clause (4) below which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)        corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, (i) all investments by such Person in other Persons (including Affiliates) in the form of (a) loans (including guarantees of Indebtedness), (b) advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit and advances or other payments made to customers, dealers, suppliers and distributors and payroll, commission, travel and similar advances to officers, directors, managers, employees, consultants and independent contractors made in the ordinary course of business) and (c) purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other such Person and (ii) investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in clause (i) of this definition to the extent such transactions involve the transfer of cash or other property; provided that Investments shall not include, in the case of the Company and its Restricted Subsidiaries, intercompany loans, advances, or Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. In no event shall a guarantee of an operating lease of the Company or any Restricted Subsidiary be deemed an Investment. For purposes of the definition of “Unrestricted Subsidiary” and Section 3.4:

(1)        “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)        the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b)        the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)        any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

The amount of any Investment outstanding at any time (including for purposes of calculating the amount of any Investment outstanding at any time under any provision of Section 3.4 and otherwise determining compliance with Section 3.4) shall be the amount actually invested in such Investment (determined, in the case of any Investment made with assets of the Company or any Restricted Subsidiary, based on the Fair Market Value of the assets invested and without taking into account subsequent increases or decreases in value), reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment.

“Issue Date” means December 10, 2021.

“joint venture” means any joint venture or similar arrangement (in each case, regardless of legal formation), including but not limited to collaboration arrangements, profit sharing arrangements or other contractual arrangements.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the UCC of any jurisdiction); provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Limited Condition Transaction” means (a) any Investment or acquisition (whether by merger, Division, amalgamation, consolidation or other business combination or the acquisition of Equity Interests or otherwise) in or of any assets, business or Person, (b) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment, (c) any asset sale or disposition excluded from the definition of “Asset Sale,” and (d) any repurchase of Equity Interests, dividend or other distribution requiring irrevocable notice in advance thereof.

“Long Derivative Instrument” means a Derivative Instrument (i) the value of which generally increases, and/ or the payment or delivery obligations under which generally decrease, with positive changes to the Company and/or (ii) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with negative changes to the Company.

“Maximum Fixed Repurchase Price” means, with respect to any Disqualified Stock or Preferred Stock, the liquidation preference or, if any such Disqualified Stock or Preferred Stock does not have a fixed repurchase price, the amount as calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Indebtedness is required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company or any direct or indirect parent of the Company.

“Maximum Incremental Leverage Amount” means an unlimited amount of Indebtedness, Disqualified Stock and Preferred Stock so long as the Maximum Leverage Requirement is satisfied.

“Maximum Leverage Requirement” means, with respect to the Incurrence or issuance of any applicable Indebtedness, Disqualified Stock or Preferred Stock, the requirement that, on a Pro Forma Basis, after giving effect to such Incurrence or issuance: (a) for any such Indebtedness, Disqualified Stock or Preferred Stock that will be secured by a Lien, the Consolidated Senior Secured Net Leverage Ratio does not exceed (i) 3.00 to 1.00 or (ii) for any such Indebtedness, Disqualified Stock or Preferred Stock, that is to be Incurred or issued in connection with an acquisition or similar Investment, the Consolidated Senior Secured Net Leverage Ratio immediately prior to such Incurrence or issuance; and (b) for any such Indebtedness, Disqualified Stock or Preferred Stock, that is unsecured, either (i) the Consolidated Total Net Leverage Ratio does not exceed (x) 5.00 to 1.00 or (y) for any such Indebtedness that is to be Incurred or issued in connection with an acquisition or similar Investment, the Consolidated Total Net Leverage Ratio immediately prior to such Incurrence or issuance or (ii) the Fixed Charge Coverage Ratio is not less than (x) 2.00 to 1.00 or (y) for any such Indebtedness, Disqualified Stock or Preferred Stock that is to be Incurred or issued in connection with an acquisition or similar Investment, the Fixed Charge Coverage Ratio immediately prior to such Incurrence or issuance.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of March 25, 2021, by and among the Company, Coherent, Inc. and Watson Merger Sub Inc. as the same may be amended, restated, supplemented, waived or otherwise modified from time to time in accordance with its terms through the Acquisition Closing Date.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Cash Proceeds” means with respect to any Asset Sale by the Company or any of its Restricted Subsidiaries (other than any disposition of any Receivables Assets in a Qualified Receivables Factoring or Qualified Receivables Financing), the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such disposition (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received, and including any proceeds received as a result of unwinding any related Swap Contract in connection with any related transaction) over (ii) the sum of:

(i)        the principal amount of any Indebtedness that is secured by a Lien on the asset subject to such disposition and that is repaid in connection with such disposition (other than (x) Indebtedness under the Senior Credit Agreement and (y) if such asset constitutes collateral, any Indebtedness secured by such asset with a Lien ranking pari passu with or junior to the Liens securing the Senior Credit Agreement), together with any applicable premiums, penalties, interest or breakage costs;

(ii)      the fees and out-of-pocket expenses incurred by the Company or such Restricted Subsidiary in connection with such disposition (including attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums and related search and recording charges, transfer Taxes, deed or mortgage recording Taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith);

(iii)      all Taxes paid or reasonably estimated to be payable in connection with such disposition (or any tax distribution made as a result of or in connection with such disposition) and any repatriation costs associated with receipt or distribution by the applicable taxpayer of such proceeds;

(iv)      any costs associated with unwinding any related Swap Contract in connection with such transaction;

(v)      any reserve for adjustment in respect of (x) the sale price of the property that is the subject of such disposition established in accordance with GAAP and (y) any liabilities associated with such property and retained by the Company or any of its Restricted Subsidiaries after such disposition, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, and it being understood that “Net Cash Proceeds” shall include, without limitation, any cash or Cash Equivalents (1) received upon the disposition of any non-cash consideration received by the Company or any of its Restricted Subsidiaries in any such disposition and (2) upon the reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount) of any reserve described in this clause (v);

(vi)      in the case of any disposition by a Restricted Subsidiary that is a joint venture or other non-Wholly Owned Restricted Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (vi)) attributable to the minority interests and not available for distribution to or for the account of a Wholly Owned Restricted Subsidiary as a result thereof; and

(vii)        any amounts used to repay or return any customer deposits required to be repaid or returned as a result of any disposition.

“Net Short” means, with respect to a Holder or beneficial owner, as of a date of determination, either (i) the value of its Short Derivative Instruments exceeds the sum of the (x) the value of its notes, plus (y) the value of its Long Derivative Instruments as of such date of determination or (ii) it is reasonably expected that such would have been the case were a Failure to Pay or Bankruptcy Credit Event (each as defined in the 2014 ISDA Credit Derivatives Definitions) to have occurred with respect to the Company immediately prior to such date of determination.

“New Project” means (a) each facility, branch, office or business unit which is either a new facility, branch, office or business unit or an expansion, relocation, remodeling or substantial modernization of an existing facility, branch, office or business unit owned by the Company or the Restricted Subsidiaries which in fact commences operations and (b) each creation (in one or a series of related transactions) of a business unit, product line or information technology offering to the extent such business unit commences operations or such product line or information technology is offered or each expansion (in one or a series of related transactions) of business into a new market.

“Non-Cash Compensation Expense” means any non-cash expenses and costs that result from the issuance of stock-based awards, partnership interest-based awards and similar incentive based compensation awards or arrangements.

“Non-Guarantor Subsidiary” means any Subsidiary of the Company that is not a Guarantor.

“Non-U.S. Person” means a Person who is not a U.S. Person (as defined in Regulation S).

“Notes” means the Initial Notes and any Additional Notes, treated as a single class of securities except as otherwise provided in Section 2.2 and Section 9.2(a).

“Notes Custodian” means the custodian with respect to the Global Note (as appointed by the Depositary), or any successor Person thereto and shall initially be the Trustee.

“Obligations” means any principal, interest (including any interest, fees or expenses accruing subsequent to the filing of a petition in a bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest, fees or expenses are an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, expenses, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the Offering Memorandum related to the offering of the Initial Notes, dated December 8, 2021.

“Officer” means, with respect to any Person, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal and Compliance Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary (or any person serving the equivalent function of any of the foregoing) of such Person (or of any direct or indirect parent, general partner, managing member or sole member of such Person) or any individual designated as an “Officer” for purposes of this Indenture by the Board of Directors of such Person (or the Board of Directors of any direct or indirect parent, general partner, managing member or sole member of such Person).

“Officer’s Certificate” means a certificate signed on behalf of the Company or any direct or indirect parent of the Company by an Officer of the Company or such parent entity that meets the requirements set forth in this Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

“Pari Passu Indebtedness” means:

(1)        with respect to the Company, the Notes and any Indebtedness that ranks equally in right of payment to the Notes, without giving effect to collateral arrangements; and

(2)        with respect to any Guarantor, its Guarantee and any Indebtedness that ranks equally in right of payment to such Guarantor’s Guarantee, without giving effect to collateral arrangements.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to the Depositary, shall include Euroclear or Clearstream).

“Permitted Asset Swap” means the purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries, on the one hand, and another Person, on the other hand; provided that (1) such purchase and sale or exchange occurs within 90 days of each other and (2) any cash or Cash Equivalents received must be applied in accordance with Section 3.7.

“Permitted Call Spread Swap Agreements” means (a) a Swap Contract pursuant to which a Person acquires a call or a capped call option requiring the counterparty thereto to deliver to such Person shares of common stock of Person (or other Equity Interests, securities, property or assets following a merger event or other event or circumstance resulting in the common stock of such Person generally being converted into, or exchanged for, other Equity Interests, securities, property or assets), the cash value thereof or a combination thereof from time to time upon exercise of such option and (b) if entered into by such Person in connection with any Swap Contract described in clause (a) above, a Swap Contract pursuant to which such Person issues to the counterparty thereto warrants or other rights to acquire common stock of such Person (or other Equity Interests, securities, property or assets following a merger event or other event or circumstance resulting in the common stock of such Person generally being converted into, or exchanged for, other Equity Interests, securities, property or assets), whether such warrant or other right is settled in shares (or such other Equity Interests, securities, property or assets), cash or a combination thereof, in each case entered into by such Person in connection with the issuance of Permitted Convertible Notes; provided that the terms, conditions and covenants of each such Swap Contract shall be customary or more favorable to than customary for Swap Contracts of such type (as determined by the Company in good faith).

“Permitted Convertible Notes” means any notes issued by the Company or any direct or indirect parent of the Company that are convertible into common stock of the Company or any direct or indirect parent of the Company (or other Equity Interests, securities, property or assets following a merger event or other event or circumstance resulting in the common stock of the Company or any direct or indirect parent of the Company generally being converted into, or exchanged for, other Equity Interests, securities, property or assets), cash (the amount of such cash being determined by reference to the price of such common stock or such other Equity Interests, securities, property or assets), or any combination of any of the foregoing, and cash in lieu of fractional shares of common stock; provided that the issuance of such notes is permitted under Section 3.3.

“Permitted Investments” means:

(1)        any Investment in cash and Cash Equivalents or Investment Grade Securities and Investments that were Cash Equivalents or Investment Grade Securities when made;

(2)        any Investment in the Company (including the Notes) or any Restricted Subsidiary;

(3)        any Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries;

(4)        any Investment by the Company or any Restricted Subsidiary in a Person that is primarily engaged in a Similar Business if, as a result of such Investment, (a) such Person becomes a Restricted Subsidiary, including by means of a Division, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary (and any Investment held by such Person that was not acquired by such Person in contemplation of so becoming a Restricted Subsidiary or in contemplation of such merger, consolidation, amalgamation, Division, transfer, conveyance or liquidation);

(5)        any Investment in securities or other assets received in connection with an Asset Sale made pursuant to Section 3.7 or any other disposition of assets not constituting an Asset Sale;

(6)        any Investment (x) existing on the Issue Date, (y) made pursuant to binding commitments in effect on the Issue Date or (z) that replaces, refinances, refunds, renews, modifies, amends or extends any Investment described under either of the immediately preceding clauses (x) or (y); provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed, modified, amended or extended, except as contemplated pursuant to the terms of such Investment in existence on the Issue Date or as otherwise permitted under this definition or Section 3.4;

(7)        loans and advances to, or guarantees of Indebtedness of, employees, directors, officers, managers, consultants or independent contractors in an aggregate amount, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not in excess of $10.0 million outstanding at any one time in the aggregate;

(8)        loans and advances to officers, directors, employees, managers, consultants and independent contractors for business-related travel and entertainment expenses, moving and relocation expenses and other similar expenses, in each case, in the ordinary course of business;

(9)        any Investment (x) acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure or other remedial action by the Company or any of its Restricted Subsidiaries with respect to any Investment or other transfer of title with respect to any Investment in default and (y) received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (B) litigation, arbitration or other disputes;

(10)        Swap Contracts and Cash Management Services permitted under Section 3.3(b)(x);

(11)        additional Investments by the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed the greater of (x) $600.0 million and (y) 45.0% of Four Quarter Consolidated EBITDA; provided, however, that if any Investment pursuant to this clause (11) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (11) for so long as such Person continues to be a Restricted Subsidiary;

(12)        any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of Section 3.8(b) (except transactions described in Section 3.8(b)(ii), 3.8(b)(iii), 3.8(b)(iv), 3.8(b)(viii), 3.8(b)(xi) or 3.8(b)(xii));

(13)        Investments the payment for which consists of Equity Interests (other than Excluded Equity) of the Company or any direct or indirect parent of the Company, as applicable; provided, however, that such Equity Interests shall not increase the Available Amount;

(14)        Investments consisting of the leasing, licensing, sublicensing or contribution of intellectual property in the ordinary course of business or pursuant to joint marketing arrangements with other Persons;

(15)        Investments consisting of purchases or acquisitions of inventory, supplies, materials and equipment or purchases, acquisitions, licenses, sublicenses or leases or subleases of intellectual property, or other rights or assets, in each case, in the ordinary course of business;

(16)        any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(17)        Investments consisting of (x) Liens permitted under Section 3.5 or (y) Indebtedness (including guarantees) permitted under Section 3.3, in each case of subclauses (x) and (y), other than by reference to Permitted Investments;

(18)        repurchases of the Notes and the Existing Convertible Notes;

(19)        guarantees of Indebtedness permitted to be Incurred under Section 3.3, and Obligations relating to such Indebtedness and performance guarantees in the ordinary course of business;

(20)        advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(21)        Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(22)        Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers;

(23)        intercompany current liabilities owed to Unrestricted Subsidiaries or joint ventures Incurred in the ordinary course of business in connection with the cash management operations of the Company and its Subsidiaries;

(24)        Investments in joint ventures or Unrestricted Subsidiaries of the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (24) that are at the time outstanding, not to exceed the greater of (x) $200.0 million and (y) 15.0% of Four Quarter Consolidated EBITDA;

(25)         Investments to effect the Transactions (together with any related transactions);

(26)        accounts receivable, security deposits and prepayments and other credits granted or made in the ordinary course of business and any Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and others, including in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, such account debtors and others, in each case, in the ordinary course of business;

(27)         Investments acquired as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(28)         Investments resulting from pledges and deposits that are Permitted Liens;

(29)         acquisitions of obligations of one or more officers or other employees of any direct or indirect parent of the Company, the Company or any Subsidiary of the Company in connection with such officer’s or employee’s acquisition of Equity Interests of any direct or indirect parent of the Company, so long as no cash is actually advanced by the Company or any Restricted Subsidiary to such officers or employees in connection with the acquisition of any such obligations;

(30)       guarantees of operating leases (for the avoidance of doubt, excluding Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case, entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(31)       [Reserved.]

(32)       non-cash Investments made in connection with tax planning and reorganization activities;

(33)      Investments made pursuant to obligations entered into when the Investment would have been permitted hereunder so long as such Investment when made reduces the amount available under the clause under which the Investment would have been permitted;

(34)      Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client and customer contracts and loans or advances made to, and guarantees with respect to obligations of, distributors, suppliers, licensors and licensees in the ordinary course of business; and

(35)      Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into or consolidated with a Restricted Subsidiary to the extent that such Investments were not made in contemplation of such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation.

“Permitted Liens” means, with respect to any Person:

(1)        Liens Incurred in connection with workers’ compensation laws, unemployment insurance laws or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or to secure public or statutory obligations of such Person or to secure surety, stay, customs or appeal bonds to which such Person is a party, or as security for contested Taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)        Liens imposed by law, such as carriers’, warehousemen’s, landlords’, materialmen’s, repairman’s, construction contractors’, mechanics’ or other like Liens, in each case for sums not yet overdue by more than 30 days or being contested in good faith by appropriate proceedings, or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review (or which, if due and payable, are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, to the extent required by GAAP) or with respect to which the failure to make payment could not reasonably be expected to have a material adverse effect as determined in good faith by management of the Company or a direct or indirect parent of the Company;

(3)        Liens for Taxes, assessments or other governmental charges or levies (i) which are not yet overdue for 30 days or not yet due or payable, (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained to the extent required by GAAP, or for property Taxes on property such Person or one of its Subsidiaries has determined to abandon if the sole recourse for such Tax, assessment, charge, levy or claim is to such property or (iii) with respect to which the failure to make payment could not reasonably be expected to have a material adverse effect as determined in good faith by management of the Company or a direct or indirect parent of the Company;

(4)        Liens in favor of issuers of performance and surety bonds, bid, indemnity, warranty, release, appeal or similar bonds or with respect to regulatory requirements or letters of credit or bankers’ acceptances issued and completion of guarantees provided for, in each case, pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)        survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines and other similar purposes, reservations of rights or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely interfere with the ordinary conduct of the business of such Person;

(6)        Liens Incurred to secure Obligations in respect of Indebtedness permitted to be Incurred pursuant to Section 3.3(b)(i) or 3.3(b)(iv) and obligations secured ratably thereunder; provided that, in the case of Liens securing Indebtedness permitted to be Incurred pursuant to Section 3.3(b)(iv), such Lien extends only to the assets and/or Capital Stock, the acquisition, lease, construction, repair, replacement or improvement of which is financed thereby and any replacements, additions and accessions thereto and any income or profits thereof; provided, further, that individual financings provided by a lender may be cross-collateralized to other financings provided by such lender or its affiliates;

(7)        Liens of the Company or any of its Restricted Subsidiaries existing on the Issue Date (other than Liens Incurred to secure Indebtedness under the Senior Credit Agreement);

(8)        Liens on assets of, or Equity Interests in, a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens are limited to all or a portion of the assets (and improvements on such assets) that secured (or, under the written arrangements under which the Liens arose, could secure) the obligations to which such Liens relate; provided, further, that for purposes of this clause (8), if a Person becomes a Subsidiary, any Subsidiary of such Person shall be deemed to become a Subsidiary of the Company and any assets of such Person or any Subsidiary of such Person shall be deemed acquired by the Company at the time of such merger, amalgamation or consolidation;

(9)        Liens on assets or property at the time the Company or any Restricted Subsidiary acquires the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or such Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, that such Liens are limited to all or a portion of the assets or property (and improvements on such assets or property) that secured (or, under the written arrangements under which the Liens arose, could secure) the obligations to which such Liens relate; provided, further, that for purposes of this clause (9), if, in connection with an acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary, a Person other than the Company or a Restricted Subsidiary is the successor company with respect thereto, any Subsidiary of such Person shall be deemed to become a Subsidiary of the Company or such Restricted Subsidiary, as applicable, and any assets or property of such Person or any such Subsidiary of such Person shall be deemed acquired by the Company or such Restricted Subsidiary, as applicable, at the time of such merger, amalgamation or consolidation;

(10)        Liens securing Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be Incurred in accordance with Section 3.3;

(11)        Liens securing Swap Contracts Incurred in compliance with Section 3.3;

(12)        Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit entered into in the ordinary course of business issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)        leases, subleases, licenses, sublicenses, occupancy agreements or assignments of or in respect of real or personal property;

(14)        Liens arising from, or from UCC financing statement filings (including precautionary filings) regarding, operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business or for obligations not constituting Indebtedness;

(15)        Liens in favor of the Company or any Restricted Subsidiary;

(16)        (i) Liens on Receivables Assets, or created in respect of bank accounts into which only the collections in respect of Receivables Assets have been, sold, conveyed, assigned or otherwise transferred or purported to be so sold, conveyed, assigned or otherwise transferred in connection with a Qualified Receivables Factoring and/or Qualified Receivables Financing and (ii) Liens securing Indebtedness or other obligations of any Receivables Subsidiary;

(17)        deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers or under self-insurance arrangements in respect of such obligations;

(18)        Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)        grants of intellectual property, software and other technology licenses;

(20)        judgment and attachment Liens not giving rise to an Event of Default pursuant to Section 6.1(v), 6.1(vi) or 6.1(vii) and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21)        Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(22)        (i) agreements to subordinate any interest of the Company or any Subsidiary in any accounts receivable or other proceeds arising from inventory consigned by the Company or any of its Subsidiaries pursuant to an agreement entered into in the ordinary course of business and (ii) Liens Incurred to secure Cash Management Services and other “bank products” (including those described in Sections 3.3(b)(x) and 3.3(b)(xxiii));

(23)        Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clause (6), (7), (8), (9), (11), (24), (25) or (26) of this definition; provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured (or, under the written arrangements under which the original Lien arose, could secure) the original Lien (plus any replacements, additions, accessions and improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (7), (8), (9), (11), (24), (25) or (26) of this definition at the time the original Lien became a Permitted Lien under this Indenture, and (B) an amount necessary to pay any Refinancing Expenses related to such refinancing, refunding, extension, renewal or replacement, and (z) any amounts Incurred under this clause (23) as refinancing indebtedness of clause (25) of this definition shall reduce the amount available under such clause (25);

(24)        Liens securing Indebtedness permitted to be Incurred pursuant to Section 3.3; if, at the time of any Incurrence of such Indebtedness and after giving pro forma effect thereto and to any related transactions and the use of proceeds thereof, the Consolidated Senior Secured Net Leverage Ratio does not exceed (i) 3.00 to 1.00 or (ii) if any such Indebtedness is to be Incurred in connection with an acquisition or similar Investment, the Consolidated Senior Secured Net Leverage Ratio immediately prior to such Incurrence;

(25)        other Liens securing obligations the principal amount of which does not exceed the greater of (x) $530.0 million and (y) 40.0% of Four Quarter Consolidated EBITDA at any one time outstanding;

(26)        Liens on the Equity Interests or assets of a joint venture (i) to secure Indebtedness of such joint venture or (ii) pursuant to the relevant joint venture agreement or arrangement;

(27)        Liens, leases or subleases, and licenses or sublicenses (including with respect to any fixtures, furnishings, equipment, vehicles or other personal property or intellectual property) of the Company or any Restricted Subsidiary granted in the ordinary course of business not interfering in any material respect with the business of the Company and its Subsidiaries, taken as a whole;

(28)        Liens created for the benefit of (or to secure) the Notes or the related Guarantees;

(29)        Liens on property or assets used to redeem, repay, defease or to satisfy and discharge Indebtedness; provided that such redemption, repayment, defeasance or satisfaction and discharge is not prohibited by this Indenture;

(30)        Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods in the ordinary course of business;

(31)        Liens (i) of a collection bank arising under Section 4-210 of the UCC, or any comparable or successor provision, on items in the course of collection; (ii) attaching to pooling,

commodity trading accounts or other commodity brokerage accounts Incurred in the ordinary course of business; and (iii) in favor of banking or other financial institutions or entities, or electronic payment service providers, arising as a matter of law encumbering deposits (including banker’s liens, the right of set-off or similar rights), (iv) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes, (v) in respect of Third Party Funds or (vi) in favor of credit card companies pursuant to agreements therewith;

(32)        Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks or other Persons not given in connection with the issuance of Indebtedness; (ii) relating to pooled deposit or sweep accounts of the Company or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations Incurred in the ordinary course of business of the Company and its Restricted Subsidiaries; or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business;

(33)        any encumbrance or restriction (including put and call arrangements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(34)        Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(35)        Liens on vehicles or equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business;

(36)         Liens on assets of Non-Guarantor Subsidiaries securing Indebtedness of Non-Guarantor Subsidiaries permitted to be Incurred in accordance with Section 3.3, which Liens shall not extend to any assets of the Company or any Guarantor;

(37)         Liens disclosed by the title insurance policies delivered on or subsequent to the Issue Date and any replacement, extension or renewal of any such Liens (so long as the Indebtedness and other obligations secured by such replacement, extension or renewal Liens are permitted by this Indenture); provided that such replacement, extension or renewal Liens do not cover any property other than the property that was subject to such Liens prior to such replacement, extension or renewal;

(38)         Liens arising solely by virtue of any statutory or common law provision or customary business provision relating to banker’s liens, rights of set-off or similar rights;

(39)         (a) Liens solely on any cash earnest money deposits made by the Company or any Restricted Subsidiary in connection with any letter of intent or other agreement in respect of any Permitted Investment, (b) Liens on advances of cash or Cash Equivalents in favor of the seller of any property to be acquired in a Permitted Investment to be applied against the purchase price for such Investment and (c) Liens on cash collateral in respect of letters of credit entered into in the ordinary course of business;

(40)         the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business;

(41)         Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof;

(42)         Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts Incurred in the ordinary course of business and not for speculative purposes;

(43)         rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Company or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(44)         restrictive covenants affecting the use to which real property may be put; provided that such covenants are complied with;

(45)        security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(46)         zoning by-laws and other land use restrictions, including, without limitation, site plan agreements, development agreements and contract zoning agreements;

(47)        Liens on cash proceeds of Indebtedness (and on the related escrow accounts) in connection with the issuance of such Indebtedness into (and pending the release from) a customary escrow arrangement, to the extent such Indebtedness is Incurred in compliance with Section 3.3;

(48)        Liens Incurred or deemed Incurred in the ordinary course of business in connection with supply-chain financing programs or similar arrangements; and

(49)        Liens arising out of any Sale/Leaseback Transaction entered into in accordance with this Indenture, so long as such Liens attach only to the property sold and being leased and in such transaction and any accessions and additions thereto or proceeds and products thereof and related property.

For purposes of determining compliance with this definition, (x) a Lien need not be Incurred solely by reference to one basket of Permitted Liens described in this definition but may be Incurred under any combination of such baskets (including in part under one such basket and in part under any other such basket), (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such baskets of Permitted Liens, the Company shall, in its sole discretion, classify or reclassify, or at any later time divide, classify or reclassify, such Lien (or any portion thereof) in any manner that complies with this definition, and (z) in the event that a portion of the Indebtedness secured by a Lien could be classified as secured in part pursuant to clause (6) or (24) of this definition (giving effect to the Incurrence of such portion of such Indebtedness), the Company, in its sole discretion, may classify such portion of such Indebtedness (and any Obligations in respect thereof) as having been secured pursuant to clause (6) or (24) of this definition and thereafter the remainder of the Indebtedness as having been secured pursuant to one or more of the other clauses of this definition.

“Person” means any individual, corporation, company, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government (or any agency or political subdivision thereof) or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Private Placement Legend” means the legend set forth in Section 2.1(c) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions hereof.

“Pro Forma Basis” means, as to any Person, for any events as described below and for any related transactions that occur subsequent to the commencement of a period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to such events as if such events occurred on the first day of the most recent Test Period ended on or before the occurrence of such event (the “Reference Period”): (i) (x) any Asset Sale or other disposition and any asset acquisition, Investment (or series of related Investments), merger, amalgamation, consolidation (including the Transactions) (or any similar transaction or transactions), (y) any dividend, distribution or other similar payment and (z) any capital expenditure, construction, repair, replacement, improvement, development, (ii) any operational changes or restructurings of the business of the Company or any of the Restricted Subsidiaries that the Company or any of the Restricted Subsidiaries has determined to make and/or made during or subsequent to the Reference Period (including in connection with an Asset Sale or asset acquisition described in clause (i)) and which are expected to have a continuing impact and are factually supportable, which would include cost savings resulting from head count reduction, closure of facilities and other operational changes and other cost savings in connection therewith, (iii) the designation of any Subsidiary as an Unrestricted Subsidiary or of any Unrestricted Subsidiary as a Subsidiary and (iv) any incurrence, assumption, repayment, repurchase or redemption of Indebtedness (or any issuance, repurchase or redemption of Disqualified Stock or Preferred Stock), other than fluctuations in revolving borrowings in the ordinary course of business (and not resulting from a transaction as described in clause (i) above), and, in each case, the use of proceeds thereof (if applicable).

Pro forma calculations made pursuant to the definition of this term “Pro Forma Basis” shall be determined in good faith by a Responsible Officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the good faith determination of the Company, to reflect operating expense reductions, other operating improvements, synergies or such operational changes or restructurings described in clause (ii) of the immediately preceding paragraph that are (a) reasonably expected to result from the Transactions and (b) reasonably expected to result from any other applicable pro forma event in the 36 month period following the consummation of such other pro forma event.

For purposes of making any computation referred to above:

(1)         if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date on which the relevant calculation is being made had been the applicable rate for the entire period (taking into account any hedging obligations applicable to such Indebtedness if such hedging obligation has a remaining term in excess of 12 months);

(2)         interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer, in his or her capacity as such and not in his or her personal capacity, of the Company or a direct or indirect parent of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP;

(3)         interest on any Indebtedness under a revolving credit facility computed on a Pro Forma Basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period, except to the extent the outstandings thereunder are reasonably expected to increase as a result of any transactions described in clause (i) of the first paragraph of this definition of “Pro Forma Basis” which occurred during the respective period or thereafter and on or prior to the date of determination;

(4)        interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate,

shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate; and

(5)        to the extent not already covered above, any such calculation may include adjustments calculated in accordance with Regulation S-X under the Securities Act and all adjustments of the type used in connection with the calculation of Adjusted EBITDA as set forth in footnote (3) in the section entitled “Summary historical financial data of II-VI” in the Offering Memorandum;

provided, that no cost savings, operating expense reductions, operating improvements and synergies shall be added pursuant to this definition to the extent duplicative of any expenses or charges otherwise added to Consolidated Net Income or Consolidated EBITDA, whether through a pro forma adjustment, add-back, exclusion or otherwise, for such period.

“Pro Forma Entity” means any Acquired Entity or Business or any Converted Restricted Subsidiary.

“QIB” means any “qualified institutional buyer” (as defined in Rule 144A).

“Qualified Equity Interests” means any Equity Interest other than Disqualified Stock.

“Qualified Receivables Factoring” means any Factoring Transaction that meets the following conditions:

(1)        such Factoring Transaction is non-recourse to, and does not obligate, the Company or any Restricted Subsidiary, or their respective properties or assets (other than Receivables Assets) in any way other than pursuant to Standard Securitization Undertakings;

(2)        all sales, conveyances, assignments and/or contributions of Receivables Assets by the Company or any Restricted Subsidiary are made at Fair Market Value in the context of a Factoring Transaction (as determined in good faith by the Company or any direct or indirect parent of the Company); and

(3)        such Factoring Transaction (including financing terms, covenants, termination events (if any) and other provisions thereof) is on market terms at the time such Factoring Transaction is first entered into (as determined in good faith by the Company or any direct or indirect parent of the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure the Senior Credit Agreement shall not be deemed a Qualified Receivables Factoring.

“Qualified Receivables Financing” means any Receivables Financing that meets the following conditions:

(1)        all sales, conveyances, assignments and/or contributions of Receivables Assets by the Company or any Restricted Subsidiary to any Receivables Subsidiary are made at Fair Market Value in the context of a Receivables Financing (as determined in good faith by the Company or any direct or indirect parent of the Company); and

(2)        the financing terms, covenants, termination events and other provisions thereof shall be on market terms at the time such Receivables Financing is first entered into (as determined in good faith by the Company or any direct or indirect parent of the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure the Senior Credit Agreement shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P and (2) if Fitch, Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3 under the Exchange Act selected by the Company or any direct or indirect parent of the Company as a replacement agency for Fitch, Moody’s or S&P, as the case may be.

“Receivables Assets” means accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and all collateral securing such accounts receivable, all contracts and all guarantees or other payment support obligations (including, without limitation, letters of credit, promissory notes or trade credit insurance) in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with non-recourse asset securitization or factoring transactions involving accounts receivable and any Swap Contracts entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Factoring Transaction or Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey, assign, contribute or otherwise transfer Receivables Assets to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), which, in either case, may include a backup or precautionary grant of a security interest in such Receivables Assets so sold, conveyed, assigned, contributed or otherwise transferred.

“Receivables Repurchase Obligation” means (i) any obligation of a seller of receivables in a Qualified Receivables Factoring or Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller, or (ii) any right of a seller of receivables in a Qualified Receivables Factoring or Qualified Receivables Financing to repurchase defaulted receivables for the purposes of claiming sales tax bad debt relief.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Company and/or one or more of its Subsidiaries (including, a special purpose securitization vehicle (or similar entity)) in which the Company or any Subsidiary of the Company or a direct or indirect parent of the Company makes an Investment (or which otherwise owes to the Company or one of its Subsidiaries any deferral of part of the purchase price of the Receivables Assets for the purpose of credit enhancement given under the Qualified Receivables Financing) and to which the Company or any Subsidiary of the Company or a direct or indirect parent of the Company sells, conveys, assigns or otherwise transfers

Receivables Assets (which may include a backup or precautionary grant of security interest in such Receivables Assets sold, conveyed, assigned or otherwise transferred or purported to be so sold, conveyed, assigned or otherwise transferred)) which engages in no activities other than in connection with the purchase, acquisition or financing of Receivables Assets of the Company and its Subsidiaries or a direct or indirect parent of the Company and all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company or any direct or indirect parent thereof (as provided below) as a Receivables Subsidiary and:

(1)        no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Restricted Subsidiary of the Company (other than a Receivables Subsidiary, and excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any Restricted Subsidiary of the Company (other than a Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than a Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(2)        with which neither the Company nor any Restricted Subsidiary of the Company (other than a Receivables Subsidiary) has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, and

(3)        to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company or any direct or indirect parent thereof shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or any direct or indirect parent thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Record Date” for the interest payable on any applicable Interest Payment Date means, in the case of the Initial Notes, June 1 and December 1 (whether or not a Business Day) and, in the case of any Additional Notes, such record date (whether or not a Business Day) as may be designated by the Company in accordance with the provisions of Section 2.2, in each case, next preceding such Interest Payment Date.

“Refinancing Expenses” means, in connection with any refinancing of any Indebtedness, Disqualified Stock or Preferred Stock otherwise permitted by this Indenture, the aggregate principal amount of additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay: (1) accrued and unpaid interest; (2) the increased principal amount of any Indebtedness being refinanced resulting from the in-kind payment of interest on such Indebtedness (or in the case of Disqualified Stock or Preferred Stock being refinanced, the in-kind payment of dividends or issuance of additional shares of such Disqualified Stock or Preferred Stock) or other accreted value; (3) the aggregate amount of original issue discount on the Indebtedness, Disqualified Stock or Preferred Stock being refinanced; (4) premiums (including tender premiums) and other costs associated with the redemption, repurchase, retirement, discharge or defeasance of Indebtedness, Disqualified Stock or Preferred Stock being refinanced; and

(5) all fees and expenses (including underwriting discounts, commitment, ticking and similar fees, expenses and discounts) associated with the repayment of the Indebtedness, Disqualified Stock or Preferred Stock being refinanced and the Incurrence of the Indebtedness, Disqualified Stock or Preferred Stock being Incurred in connection with such refinancing.

“Regulated Bank” means a commercial bank with a consolidated combined capital surplus of at least $5,000,000,000 that is (i) a U.S. depository institution the deposits of which are insured by the Federal Deposit Insurance Corporation; (ii) a corporation organized under section 25A of the U.S. Federal Reserve Act of 1913; (iii) a branch, agency or commercial lending company of a foreign bank operating pursuant to approval by and under the supervision of the Board of Governors under 12 CFR part 211; (iv) a non-U.S. branch of a foreign bank managed and controlled by a U.S. branch referred to in clause (iii); or (v) any other U.S. or non-U.S. depository institution or any branch, agency or similar office thereof supervised by a bank regulatory authority in any jurisdiction.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a Regulation S Global Note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 903.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless such Person is, or upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Related Taxes” means any Taxes, charges or assessments, including, but not limited to, sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes, charges or assessments (other than U.S. federal, state, local or non-U.S. income or similar Taxes), required to be paid by any direct or indirect parent of the Company by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any other direct or indirect parent of the Company), or being a holding company parent of the Company, any of its Subsidiaries or any other direct or indirect parent of the Company or receiving dividends from or other distributions in respect of the Capital Stock of the Company, any of its Subsidiaries or any other direct or indirect parent of the Company, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company or any of its Subsidiaries is permitted to make payments to any parent entity pursuant to Section 3.4, or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company or any Subsidiary thereof.

“Replacement Assets” means (1) tangible assets that will be used or useful in a Similar Business or (2) substantially all of the assets of a Similar Business or a majority of the Voting Stock of any Person primarily engaged in a Similar Business that shall become, on the date of acquisition thereof, a Restricted Subsidiary.

“Requirement of Law” means, as to any person, any law, treaty, rule, regulation, statute, order, ordinance, decree, judgment, consent decree, writ, injunction, settlement agreement, official administrative pronouncement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority, in each case applicable to or binding upon such person or any of its property or assets or to which such person or any of its property or assets is subject.

“Responsible Officer” of any person shall mean any manager, executive officer or financial officer of such person and any other officer or similar official thereof responsible for the administration of the obligations of such person in respect of this Indenture, or any other duly authorized employee or signatory of such person.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Period” means, in relation to the Initial Notes, the 40 consecutive days beginning on and including the later of (A) the day on which the Initial Notes are offered to Persons other than distributors (as defined in Regulation S under the Securities Act) and (B) the Issue Date; and, in relation to any Additional Notes that bear the Private Placement Legend, the comparable period of 40 consecutive days.

“Restricted Subsidiary” means any Subsidiary of a Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property owned as of the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

“Screened Affiliate” means any Affiliate of a Holder (i) that makes investment decisions independently from such Holder and any other Affiliate of such Holder that is not a Screened Affiliate, (ii) that has in place customary information screens between it and such Holder and any other Affiliate of such Holder that is not a Screened Affiliate and such screens prohibit the sharing of information with respect to the Company or its Subsidiaries, (iii) whose investment policies are not directed by such Holder or any other Affiliate of such Holder that is acting in concert with such Holder in connection with its investment in the notes, and (iv) whose investment decisions are not influenced by the investment decisions of such Holder or any other Affiliate of such Holder that is acting in concert with such Holders in connection with its investment in the notes.

“SEC” means the U.S. Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Secured Indebtedness” means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Services.

“Senior Credit Agreement” means (i) initially, the Existing Credit Agreement, (ii) when entered into, the credit agreement to be entered into with respect to the senior secured term loan credit facilities and revolving credit facility, by and among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions named therein, as described under “Description of certain indebtedness” in the Offering Memorandum (the “New Credit Agreement”), including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended, restated, supplemented, waived, renewed or otherwise modified from time to time, and (if designated by the Company) as replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (in whole or in part), including (if designated by the Company) any agreement or indenture or commercial paper facilities with banks or other institutional lenders or investors extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder permitted under Section 3.3 or altering the maturity thereof or adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders, investors or group of investors and (iii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in this definition of “Senior Credit Agreement,” one or more (x) debt facilities, indentures, or commercial paper facilities providing for revolving credit loans, term loans, notes, debentures, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (y) debt securities, notes, mortgages, guarantees, collateral documents, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (z) instruments or agreements evidencing any other Indebtedness, Disqualified Stock or Preferred Stock, in each case, with the same or different borrower(s) or issuer(s) and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, increased (provided that such increase in borrowings is permitted under this Indenture), replaced or refunded in whole or in part from time to time and whether by the same or any other agent, lender or investor or group of lenders or investors.

“Short Derivative Instrument” means a Derivative Instrument (i) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with positive changes to the Company and/or (ii) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with negative changes to the Company.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means any business engaged or proposed to be engaged in by the Company or any of its Subsidiaries on the Issue Date and any business or other activities that are similar, ancillary, complementary, incidental or related to, or an extension, development or expansion of, the businesses in which the Company or any of its Subsidiaries is engaged on the Issue Date following the consummation of the Coherent Acquisition.

“Specified Event of Default” means an Event of Default pursuant to clause (i), (ii) or (v) of the definition of “Event of Default.”

“Specified Transaction” means, with respect to any period, any Investment, disposition, incurrence or repayment of Indebtedness, issuance of Disqualified Stock or Preferred Stock, Restricted Payment, subsidiary designation, New Project or other event or occurrence that by the terms of this Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis.”

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which the Company or any direct or indirect parent of the Company has determined in good faith to be customary in a Factoring Transaction or Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency, unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms expressly subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, (2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and

(b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any obligations or liabilities under any such master agreement.

“Taxes” means all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings or other similar charges imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, and any interest, fines, penalties or additions to tax with respect to the foregoing.

“Test Period” means, at any time of determination, the most recent period of four consecutive fiscal quarters of the Company ended on or prior to such time (taken as one accounting period) in respect of which financial statements for each such quarter or fiscal year in such period (a) have been delivered as described under Section 3.2 or (b) to the extent such financial statements are not required to be delivered as described under Section 3.2 are internally available (as determined in good faith by the Company or any direct or indirect parent of the Company).

“Third Party Funds” means any accounts or funds, or any portion thereof, received by the Company or any of its Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon the Company or one or more of its Subsidiaries to collect and remit those funds to such third parties.

“TIA” means the U.S. Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the Issue Date.

“Transaction Costs” means any fees or expenses incurred or paid by the Company or any Subsidiary in connection with the Transactions, the Transaction Documents and the transactions contemplated hereby and thereby.

“Transaction Documents” means the Merger Agreement, this Indenture, the Notes, the New Credit Agreement, the Statements with Respect to Shares related to the Designated Convertible Preferred Stock, the Investment Agreement and any other documents or agreements related to the foregoing.

“Transactions” means (a) the consummation of the Coherent Acquisition, (b) the refinancing of the Existing Credit Agreement and the repayment or refinancing of certain of Coherent’s indebtedness, (c) the offering of the Notes and the entry into this Indenture, the Note Guarantees and any other related documents, (d) the entry into the New Credit Agreement and all other instruments, agreements and other documents related thereto, including any instruments, agreements and other documents providing for any guarantee, obligation, security or other right in respect thereof, (e) the issuance of the Designated Convertible Preferred Stock and any other related documents, (f) the other transactions to occur pursuant to or in connection with the Transaction Documents and (g) the payment of all fees and expenses to be paid and owing in connection with the foregoing (including the Transaction Costs).

“Treasury Rate” means (subject to a 0% floor) the yield to maturity as of the date of the relevant redemption notice of the most recently issued United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (“Statistical Release”) (or is obtainable from the Federal Reserve System’s Data Download Program as of the date of such H.15) that has become publicly available at least two Business Days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the date of such redemption notice to December 15, 2024, in the case of the Initial Notes, or such first optional redemption date as may be specified by the Company in accordance with the provisions of Section 2.2 hereof, in the case of any Additional Notes; provided, however, that if the period from such date to December 15, 2024, or such first optional redemption date as may be specified by the Company in accordance with the provisions of Section 2.2 hereof, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the corporate trust administration department of the Trustee, with direct responsibility for performing the Trustee’s duties under this Indenture and also means, with respect to a particular corporate trust matter relating to this Indenture, any other officer of the Trustee to whom such matter is referred because of such person’s knowledge of and familiarity with the particular subject.

“Trustee” has the meaning set forth in the preamble hereto.

“UCC” means the Uniform Commercial Code as the same may be from time to time in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of collateral.

“Unrestricted Cash Amount” means, as of any date of determination, the amount of cash, Cash Equivalents or Permitted Investments of the Company or any of its Restricted Subsidiaries that would not appear as “restricted” on a consolidated balance sheet of the Company or any of its Restricted Subsidiaries.

“Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

“Unrestricted Global Note” means a permanent Global Note substantially in the form of Exhibit A hereto that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing Notes that do not bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1)        any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company or any direct or indirect parent of the Company pursuant to Section 3.13; and

(2)        any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means securities that are:

(1)        direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)        obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the number of years (and/or portion thereof) obtained by dividing (a) the sum of the products of (i) the number of years (calculated to the nearest one-twelfth) from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or Preferred Stock and (ii) the amount of such payment by (b) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” means any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a direct or indirect Subsidiary of such Person 100.0% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

SECTION 1.2.        Other Definitions.

Term	Defined in Section
“actual knowledge”	7.2(g)
“Additional Amounts”	3.17
“Additional Notes”	2.2
“Affiliate Transaction”	3.8(a)
“Agent Members”	2.1(d)
“Applicable Premium Deficit”	8.1(a)(1)
“Asset Sale Offer”	3.7(d)
“Authentication Order”	2.2
“Available Amount”	3.4(a)(iv)(C)
“Certain Capital Markets Debt”	3.11
“Change of Control Offer”	3.9(b)
“Change of Control Payment”	3.9(a)
“Change of Control Payment Date”	3.9(b)(iii)
“covenant defeasance option”	8.1(b)
“Covenant Suspension Event”	3.14(a)
“Defaulted Interest”	2.12
“Directing Holder”	6.2
“DTC”	2.1(b)

Term	Defined in Section
“ERISA”	2.1(c)
“Event of Default”	6.1
“Excess Proceeds”	3.7(d)
“Fixed Amounts”	13.1(a)
“Guarantor Obligations”	10.1(a)
“IAIs”	2.2
“Increased Amount”	13.1(c)
“Incurrence Based Amounts”	13.1(a)
“Incurrence Based Baskets”	13.1(a)
“LCT Election”	13.1(d)
“LCT Test Date”	13.1(d)
“legal defeasance option”	8.1(b)
“New Credit Agreement”	1.01
“Non-U.S. Domicile Transaction”	4.1(a)(i)
“non-U.S. Payor”	3.17
“Noteholder Direction”	6.2
“Offer Amount”	5.8(a)
“Offer Period”	5.8(a)
“Offer to Repurchase”	5.8
“OID Legend”	2.1(d)
“Paying Agent”	2.3
“Permitted Debt”	3.3(b)
“Position Representation”	6.2
“Proceeds Application Period”	3.7(b)
“Purchase Date”	5.8(a)
“Ratio Debt”	3.3(a)
“Redemption Date”	5.4
“Refinancing Indebtedness”	3.3(b)(xiv)
“Refunding Capital Stock”	3.4(b)(ii)(a)
“Registrar”	2.3
“Relevant Taxing Jurisdiction”	3.17
“Resale Restriction Termination Date”	2.1(c)
“Reserved Indebtedness Amount”	13.1(b)
“Restricted Payments”	3.4(a)(iv)
“Retained Declined Proceeds”	3.7(e)
“Retired Capital Stock”	3.4(b)(ii)(a)
“Reversion Date”	3.14(b)
“Similar Laws”	2.1(c)
“Special Interest Payment Date”	2.12(a)
“Special Mandatory Redemption”	5.9(a)
“Special Mandatory Redemption Date”	5.9(b)
“Special Mandatory Redemption Price”	5.9(a)
“Special Record Date”	2.12(a)
“Special Termination Date”	5.9(a)

Term	Defined in Section
“Successor Company”	4.1(a)(i)
“Successor Guarantor”	4.1(b)(i)(A)
“Suspended Covenants”	3.14(a)
“Suspension Period”	3.14(b)
“Unpaid Amount”	3.4(b)(ii)(c)
“Verification Covenant”	6.2

SECTION 1.3.        Rules of Construction. Unless the context otherwise requires:

(a)        a term has the meaning assigned to it;

(b)        an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP or IFRS, if applicable;

(c)        “or” is not exclusive;

(d)        “including” means including without limitation;

(e)        words in the singular include the plural and words in the plural include the singular;

(f)        (i) unsecured Indebtedness shall not be deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured and (ii) Indebtedness shall not be deemed to be subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral or because it is guaranteed by different obligors;

(g)        references to sections of, or rules under, the Securities Act or Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(h)        unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Indenture;

(i)        the words “herein,” “hereof” and “hereunder” and any other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision; and

(j)        “$,” “dollars” and “U.S. dollars” each refer to U.S. dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

ARTICLE II

The Notes

SECTION 2.1.        Form and Dating.

(a)        The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto, the terms of which are incorporated in and made a part hereof. The Notes may have notations, legends or endorsements approved as to form by the Company, and required by law, stock exchange rule, agreements to which the Company is subject or usage. Each Note shall be dated the date of its authentication. The Notes shall be issuable only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b)        The Notes shall initially be issued in the form of one or more Global Notes and The Depository Trust Company (“DTC”), its nominees, and their respective successors, shall act as the Depositary with respect thereto. Each Global Note (i) shall be registered in the name of the Depositary for such Global Note or the nominee of such Depositary, (ii) shall be delivered by the Trustee to such Depositary or held by the Trustee as custodian for the Depositary pursuant to such Depositary’s instructions, and (iii) shall bear a Global Note Legend in substantially the following form:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY OR A SUCCESSOR DEPOSITARY. THIS NOTE IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

(c)        Except as permitted by Section 2.6(g), any Note not registered under the Securities Act shall bear the following Private Placement Legend on the face thereof:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH

REGISTRATION. THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED NOTES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”)) IN RELIANCE ON REGULATION S], ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF SECURITIES OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C), (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S.]

BY ITS ACQUISITION OF THIS NOTE OR AN INTEREST HEREIN, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS NOTE OR AN INTEREST HEREIN CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS

AMENDED (“ERISA”), OR OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” (AS DEFINED IN SECTION 3(42) OF ERISA OR ANY APPLICABLE SIMILAR LAWS) OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS NOTE OR AN INTEREST HEREIN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

(d)        Notes issued with original issue discount shall bear a legend (the “OID Legend”) in substantially the following form:

THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST TO THE COMPANY AT [CONTACT NAME AND/OR TITLE AND ADDRESS], THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE.

Members of, or Participants in, the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as its custodian and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Note for all purposes whatsoever, including but not limited to notices and payments. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note. Notwithstanding anything to the contrary contained herein, any notice to be delivered to the Depositary (including, but not limited to, a notice of redemption) may be delivered electronically by the Trustee or the Company in accordance with the Applicable Procedures of the Depositary.

SECTION 2.2.        Form of Execution and Authentication. An Officer shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee shall authenticate (i) Initial Notes for original issue on the Issue Date in an aggregate principal amount of $990,000,000 and (ii) subject to compliance with Section 3.3, one or more series of Notes (“Additional Notes”) for original issue after the Issue Date (such Notes to be substantially in the form of Exhibit A hereto) in an unlimited amount, in each case upon written order of the Company signed by an Officer of the Company (an “Authentication Order”), which Authentication Order shall, in the case of any issuance of Additional Notes, certify that such issuance is in compliance with Section 3.3. In addition, each such Authentication Order shall specify the amount of Notes to be authenticated, the date on which the Notes are to be authenticated, whether the securities are to be Initial Notes or Additional Notes and the aggregate principal amount of Notes outstanding on the date of authentication, and shall further specify the amount of such Notes to be issued as Global Notes or Definitive Notes. Such Notes shall initially be in the form of one or more Global Notes, which (i) shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, the Notes to be issued, (ii) shall be registered in the name of the Depositary or its nominee and (iii) shall be held by the Trustee as Notes Custodian.

The Company shall have the right to designate the maturity date, interest rate and optional redemption provisions applicable to each series of Additional Notes, which may differ from the maturity date, interest rate and optional redemption provisions applicable to the Initial Notes. Additional Notes that differ with respect to maturity date, interest rate or optional redemption provisions from the Initial Notes will constitute a different series of Notes from the Initial Notes. Additional Notes that have the same maturity date, interest rate and optional redemption provisions as the Initial Notes will be treated as the same series as the Initial Notes unless otherwise designated by the Company. Except as otherwise provided in Section 9.2(a), the Initial Notes and any Additional Notes issued under this Indenture shall vote and consent together on all matters as one class and no series of Notes shall have the right to vote or consent as a separate class on any matter. The Company shall also have, subject to the provisions of Section 9.2(a), the right to vary the application of the provisions of this Indenture to any series of Additional Notes.

The Initial Notes and any Additional Notes shall be resold initially only to (A) QIBs and (B) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S. Such Initial Notes and Additional Notes may thereafter be transferred to, among others, QIBs, purchasers in reliance on Regulation S and institutional “accredited investors” (as defined in Rules 501(a)(1), (2), (3) and (7) under the Securities Act) who are not QIBs (“IAIs”) in accordance with Rule 501 of the Securities Act in accordance with the procedures described herein.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or any Affiliate of the Company.

SECTION 2.3.        Registrar and Paying Agent. The Company shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (including any co-registrar, the “Registrar”) and (ii) an office or agency in the United States where Notes may be presented for payment (the “Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange and, upon written request from the Company, the Registrar shall provide the Company with a copy of such register to enable it to maintain a register of the Notes at its registered offices. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent, Registrar or co-registrar without prior notice to any Holder. The Company shall notify the Trustee in writing and the Trustee shall notify the Holders of the name and address of any Agent not a party to this Indenture. The Company or any of its Subsidiaries may act as Paying Agent, Registrar or co-registrar. The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions hereof that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any such Agent. If the Company fails to maintain a Registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such, and shall be entitled to appropriate compensation in accordance with Section 7.6.

The Company initially appoints the Trustee as Registrar and Paying Agent and to act as Notes Custodian with respect to the Notes.

SECTION 2.4.        Paying Agent to Hold Money in Trust. The Company shall require any Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by such Paying Agent for the payment of principal of, premium, if any, and interest on the Notes, and shall notify the Trustee in writing of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require any Paying Agent to pay all money held by it to the Trustee. The Company at any time may require any Paying Agent to pay all money held by such Paying Agent to the Trustee. Upon payment over to the Trustee, such Paying Agent (if other than the Company) shall have no further liability for the money delivered to the Trustee. If the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy of the Company, the Trustee shall automatically be the Paying Agent.

SECTION 2.5.        Lists of Holders of the Notes. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders, including the aggregate principal amount of the Notes held by each thereof, and the Company shall otherwise comply with TIA § 312(a).

SECTION 2.6.        Transfer and Exchange.

(a)        Transfer and Exchange of Global Notes. A Global Note may not be transferred except, as a whole, by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. Global Notes shall be exchanged by the Company for Definitive Notes, subject to any applicable laws, only (i) if the Company delivers to the Trustee written notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary for the Global Notes or that is it is no longer a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor Depositary within 90 days after the date of such notice from the Depositary or becoming aware that the Depositary is no longer so registered; (ii) if the Company in its sole discretion determines that the Global Notes should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; or (iii) upon request of the Depositary if there shall have occurred and be continuing an Event of Default with respect to the Notes. In any such case, the Company shall notify the Trustee in writing that, upon surrender by the Participants and Indirect Participants of their interests in such Global Note, certificated Notes shall be issued to each Person that such Participants, Indirect Participants and the Depositary jointly identify as being the beneficial owner of the related Notes. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.7 and 2.10. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.6 or Section 2.7 or Section 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.6(a). However, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.6(b) or Section 2.6(c) below.

(b)        Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions hereof and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth in this Indenture to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with the applicable subparagraphs below. Notwithstanding anything to the contrary in this Section 2.6(b), prior to the expiration of the Restricted Period, (x) beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if (1) such exchange occurs in connection with a transfer of the notes pursuant to Rule 144A and (2) the transferor of the Rule 144A Global Note first delivers to the Trustee a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and (y) in the case of a transfer of a beneficial interest in a Regulation S Global Note for an interest in a Rule 144A Global Note, the transferor of the Regulation S Global Note must deliver, if the Company so requests, a written opinion from legal counsel of such transferor in form reasonably acceptable to the Company to the effect that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

(i)        Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.6(b)(i) unless specifically stated above.

(ii)        All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.6(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase, or (B) (1) if Definitive Notes are at such time permitted to be issued pursuant to this Indenture, a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.6(i) below.

(iii)        Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.6(b)(ii) above and the Registrar receives the following:

(A)        if the transferee shall take delivery in the form of a beneficial interest in a 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B)        if the transferee shall take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C)        if the transferee shall take delivery in the form of a beneficial interest in the IAI Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (3) thereof, if applicable.

(iv)    Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.6(b)(ii) above, and the Registrar receives the following:

(A)        if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(B)        if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the applicable certifications in item (4) thereof;

and, in each such case set forth in subparagraph (A), if the Registrar or the Company so requests or if the Applicable Procedures so require, an Opinion of Counsel of the Holder or the Company (except in the case the Company has so requested) in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (A) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.2, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (A) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)        Transfer and Exchange of Beneficial Interests for Definitive Notes.

 (i)        Transfer and Exchange of Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes. Subject to Section 2.6(a), if any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then upon receipt by the Registrar of the following documentation:

(A)        if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)        if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)        if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)        if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)        if such beneficial interest is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3) thereof, if applicable;

(F)        if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G)        if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof;

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.6(i) below, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the certificate a Restricted Definitive Note in the appropriate principal amount. Any Restricted Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Restricted Definitive Notes to the Persons in whose names such Notes are so registered. Any Restricted Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.6(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii)      Beneficial Interests in Regulation S Global Note to Definitive Notes. Notwithstanding Section 2.6(c)(i)(A) and Section 2.6(c)(i)(C) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii)      Transfer and Exchange of Beneficial Interests in Restricted Global Notes for Unrestricted Definitive Notes. Subject to Section 2.6(a), a holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(A)        if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(B)        if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the applicable certifications in item (4) thereof, and, in each such case set forth in subparagraphs (A) and (B), if the Registrar or the Company so requests or if the Applicable Procedures so require, an Opinion of Counsel of the holder or the Company (except in the case the Company has so requested) in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv)        Transfer and Exchange of Beneficial Interests in Unrestricted Global Notes for Unrestricted Definitive Notes. Subject to Section 2.6(a), if any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.6(b)(ii) above, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.6(i) below, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the certificate an Unrestricted Definitive Note in the appropriate principal amount. Any Unrestricted Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Unrestricted Definitive Notes to the Persons in whose names such Notes are so registered. Any Unrestricted Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c)(iv) shall not bear the Private Placement Legend.

(d)        Transfer and Exchange of Definitive Notes for Beneficial Interests.

 (i)        Transfer and Exchange of Restricted Definitive Notes for Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)        if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)        if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)        if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)        if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)        if such Restricted Definitive Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F)        if such Restricted Definitive Note is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G)        if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, and in the case of clause (C) above, the Regulation S Global Note, and in all other cases, the IAI Global Note.

(ii)     Transfer and Exchange of Restricted Definitive Notes for Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)        if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(B)        if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the applicable certifications in item (4) thereof;

and, in each such case, if the Registrar or the Company so requests or if the Applicable Procedures so require, an Opinion of Counsel of the Holder or the Company (except in the case the Company has so requested) in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.6(d)(ii), the Trustee shall cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii)        Transfer and Exchange of Unrestricted Definitive Notes for Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from an Unrestricted Definitive Note or a Restricted Definitive Note, as the case may be, to a beneficial interest is effected pursuant to Section 2.6(d)(ii)(A) or Section 2.6(d)(iii) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.2, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Unrestricted Definitive Notes or Restricted Definitive Notes, as the case may be, so transferred.

(e)        Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.6(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.6(e).

(i)        Transfer of Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A)        if the transfer shall be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B)        if the transfer shall be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C)        if the transfer shall be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including, if the Company so requests, a certification and/or Opinion of Counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act.

(ii)        Transfer and Exchange of Restricted Definitive Notes for Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A)        if the Holder of such Restricted Definitive Note proposes to exchange such Note for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(B)        if the Holder of such Restricted Definitive Note proposes to transfer such Note to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the applicable certifications in item (4) thereof;

and, in each such case set forth in subparagraph (A), if the Registrar or the Company so requests, an Opinion of Counsel of the Holder or the Company (except in the case the Company so requests) in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)    Transfer of Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f)      Regulation S Global Note.

(i)      Notes offered and sold in reliance on Regulation S shall be issued in the form of the Regulation S Global Note, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Notes Custodian and registered in the name of the Depositary or the nominee of the Depositary for the accounts of designated agents holding on behalf of Euroclear or Clearstream, duly executed by the Company and authenticated by the Trustee as hereinafter provided.

(ii)    During the Restricted Period, beneficial ownership interests in Regulation S Global Notes may only be sold, pledged or transferred (A) to the Company, (B) in an offshore transaction in accordance with Rule 904 of Regulation S or (C) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States; and beneficial interests in a 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in a Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if applicable).

(iii)    The aggregate principal amount of a Regulation S Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(iv)    Notwithstanding anything to the contrary in this Section 2.6, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(g)    Private Placement Legend.

(i)    Except as permitted by subparagraph (ii) below, each Restricted Global Note and each Restricted Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the Private Placement Legend.

(ii)    Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii) or (e)(iii) of this Section 2.6 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(h)    Global Note Legend. Each Global Note shall bear the Global Note Legend.

(i)    Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(j)    General Provisions Relating to Transfers and Exchanges.

(i)    To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.2 or at the Registrar’s request.

(ii)    No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.2, 2.10, 3.7, 3.9, 5.7, 5.8 and 9.4).

(iii)    [Reserved.]

(iv)    All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits hereof, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v)    The Registrar will not be required to transfer or exchange any Note selected for redemption (except in the case of a Note to be redeemed in part, the portion of such Note not to be redeemed) or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed or tendered and not validly withdrawn or in connection with a Change of Control Offer or an Asset Sale Offer.

(vi)    Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such

Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii)    The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.2.

(viii)    All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.6 to effect a registration of transfer or exchange may be submitted by facsimile or electronically.

(ix)      The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants or Indirect Participants) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(x)      Neither the Trustee, the Company nor any Agent shall have any responsibility for any actions taken or not taken by the Depositary.

(xi)      Affiliates of the Company may acquire, hold and dispose of the Notes and exercise voting, consent and other similar rights with respect to such Notes (subject to the express restrictions contained in this Indenture).

SECTION 2.7.        Replacement Notes. If any mutilated Note is surrendered to the Trustee, or the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements for replacements of Notes are met. The Holder must supply indemnity or security sufficient in the judgment of the Trustee (with respect to the Trustee) and the Company (with respect to the Company) to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Note is replaced. The Company and the Trustee may charge for their fees and expenses in replacing a Note including amounts to cover any tax, assessment, fee or other governmental charge that may be imposed in relation thereto.

Every replacement Note is an obligation of the Company.

SECTION 2.8.        Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.8 as not outstanding.

If a Note is replaced pursuant to Section 2.7, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 3.1 hereof, it shall cease to be outstanding and interest on it shall cease to accrue.

Subject to Section 2.9, a Note does not cease to be outstanding because the Company or any Affiliate of the Company holds the Note.

SECTION 2.9.        Treasury Notes. In determining whether the Holders of the requisite majority of outstanding Notes have concurred in any request, demand, authorization, direction, notice, waiver or consent (other than in respect of any action pursuant to Section 9.2(a), which requires the consent of each Holder of an affected Note), Notes owned by the Company or any Affiliate of the Company shall be disregarded and considered as though not outstanding, except that for purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, waiver or consent, only Notes which a Trust Officer actually knows to be owned by the Company or any Affiliate of the Company shall be considered as not outstanding. Upon request of the Trustee, the Company shall promptly furnish to the Trustee an Officer’s Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above-described persons, and the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

SECTION 2.10.        Temporary Notes. Until Definitive Notes are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of an Authentication Order, authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate Definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as Definitive Notes.

SECTION 2.11.        Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of all canceled Notes in its customary manner (subject to the record retention requirements of the Exchange Act and the Trustee), and upon the written request of the Company, the Trustee shall deliver copies of such canceled Notes to the Company. The Company may not issue new Notes to replace Notes that it has redeemed or paid or that have been delivered to the Trustee for cancellation.

SECTION 2.12.        Payment of Interest; Defaulted Interest. Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Note (or one or more predecessor Notes) is registered at the close of business on the regular Record Date for such interest at the office or agency of the Company maintained for such purpose pursuant to Section 2.3.

Any interest on any Note which is payable, but is not paid when the same becomes due and payable and such nonpayment continues for a period of 30 days shall forthwith cease to be payable to the Holder on the regular Record Date by virtue of having been such Holder, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Notes (such defaulted interest and interest thereon herein collectively called “Defaulted Interest”), shall be paid by the Company, at its election in each case, as provided in clause (a) or (b) below:

(a)        The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective predecessor Notes) are registered at the close of business on a Special Record Date (as defined below) for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment (the “Special Interest Payment Date”), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Company shall fix a record date (the “Special Record Date”) for the payment of such Defaulted Interest, which shall be not more than 15 days and not less than 10 days prior to the Special Interest Payment Date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee of such Special Record Date and shall, or at the written request and in the name and expense of the Company, the Trustee shall, cause notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 12.1, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such Defaulted Interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Notes (or their respective predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).

(b)          The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause (b), such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

 SECTION 2.13.        CUSIP and ISIN Numbers. The Company in issuing the Notes may use “CUSIP” and/or “ISIN” numbers (if then generally in use). The Trustee shall not be responsible for the use of CUSIP or ISIN numbers, and the Trustee makes no representation as to their correctness as printed on any Note or notice to Holders. The Company shall promptly notify the Trustee in writing of any change in the CUSIP or ISIN numbers. A separate CUSIP or ISIN number will be issued for any Additional Notes, unless the Initial Notes and such Additional Notes are treated as “fungible” for U.S. federal income tax purposes. Except as otherwise specified herein, all references to the “Notes” include any Additional Notes that are actually issued.

 SECTION 2.14.        Record Date. The record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture shall be determined as provided for in TIA § 316(c).

ARTICLE III

Covenants

 SECTION 3.1.        Payment of Notes. The Company shall promptly pay the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if by 10:00 a.m. (New York City time) on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

The Company shall pay interest on overdue principal at the rate specified therefor in the Notes.

Notwithstanding anything to the contrary contained in this Indenture, the Company or any other payor may, to the extent it is required to do so by law, deduct or withhold income or other similar Taxes imposed by the United States of America from principal or interest payments hereunder (and, in such event, shall timely pay such Taxes to the applicable taxing authority).

SECTION 3.2.        Reports and Other Information.

(a)        So long as any Notes are outstanding, the Company shall provide to the Trustee and, upon request, to the Holders a copy of all of the information and reports referred to below:

(i)        within 90 days after the end of each fiscal year (or such longer period as may be permitted by the SEC if the Company were then subject to SEC reporting requirements as a non-accelerated filer), annual audited financial statements for such fiscal year, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the periods presented and a report on the annual financial statements by the Company’s independent registered public accounting firm;

(ii)        within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such longer period as may be permitted by the SEC if the Company were then subject to SEC reporting requirements as a non-accelerated filer), unaudited financial statements for the interim period as of, and for the period ending on, the end of such fiscal quarter, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

(iii)        within the time period specified for filing current reports on Form 8-K by the SEC, current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports for any of the following events: (a) significant acquisitions or dispositions, (b) the bankruptcy of the Company or a Significant Subsidiary, (c) the acceleration of any Indebtedness of the Company or any Restricted Subsidiary having a principal amount in excess of $25.0 million, (d) a change in the Company’s certifying independent auditor, (e) the appointment or departure of the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief Operating Officer or President (or persons fulfilling similar duties) of the Company, (f) resignation of a director on disagreeable terms, (g) change in fiscal year, (h) non-reliance on previously issued financial statements, (i) change of control transactions, (j) entry into material agreements and (k) entry into material direct financial obligations; provided that no such current report will be required to be furnished if the Company or any direct or indirect parent of the Company determines in its good faith judgment that such event is not material to Holders or to the business, assets, operations, financial position or prospects of the Company and its Restricted Subsidiaries, taken as a whole, or if the Company or any direct or indirect parent of the Company determines in its good faith judgment that such disclosure would otherwise cause material competitive harm to the business, assets, operations, financial position or prospects of the Company and its Restricted Subsidiaries, taken as a whole; provided, further, that such non-disclosure shall be limited only to those specific provisions that would cause material competitive harm and not the occurrence of the event itself.

Substantially concurrently with the furnishing or making such information available to the Trustee pursuant to this Section 3.2(a), the Company will use its reasonable efforts to post copies of such information required by this Section 3.2(a) on a website (which may be nonpublic and may be maintained by the Company or a third party) to which access will be given to Holders, bona fide prospective investors in the notes (which prospective investors may be limited to “qualified institutional buyers” within the meaning of Rule 144A of the Securities Act or non-U.S. persons (as defined in Regulation S under the Securities Act) that certify their status as such to the reasonable satisfaction of the Company), and securities analysts (to the extent providing analysis of an investment in the notes) and market making financial institutions that are reasonably satisfactory to the Company who agree to treat such information and reports as confidential; provided that the Company may deny access to any competitively-sensitive information and reports otherwise to be provided pursuant to this covenant to any person that is a competitor of the Company and its Subsidiaries to the extent that the Company determines in good faith that the provision of such information and reports to such Person would be competitively harmful to the Company and its Subsidiaries. The Company may condition the delivery of any such reports on the agreement of such Persons to (i) treat all such reports (and the information contained therein) and information as confidential, (ii) not use such reports (and the information contained therein) and information for any purpose other than their investment or potential investment in the notes and (iii) not publicly disclose any such reports (and the information contained therein) and information.

(b)        Notwithstanding the foregoing, and for the avoidance of doubt, (i) the Company shall not be required to furnish any information, certificates or reports required by (A) Section 302, Section 404 or Section 906 of the Sarbanes-Oxley Act of 2002, or related Items 307 or 308 of Regulation S-K or (B) Regulation G or Item 10(e) of Regulation S-K promulgated by the SEC with respect to financial measures contained therein, (ii) the information and reports referred to in Section 3.2(a) will not be required to contain the separate financial statements or other information contemplated by Rule 3-05, Rule 3-09, Rule 13-01 or Rule 13-02 of Regulation S-X, (iii) to the extent pro forma financial information is required to be provided by the Company, the Company may provide only pro forma revenues, net income, Consolidated EBITDA, senior secured debt, total debt and capital expenditures (or equivalent financial information) in lieu thereof, (iv) the information and reports referred to in Section 3.2(a) shall not be required to present compensation or beneficial ownership information, (v) the information and reports referred to in Section 3.2(a) shall not be required to include any exhibits required by Item 15 of Form 10-K, Item 6 of Form 10-Q or Item 9.01 of Form 8-K and (vi) trade secrets and other proprietary information may be excluded from any disclosures.

(c)        To the extent that quarterly and annual financial information is required to be delivered pursuant to Section 3.2(a), if the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary and such Unrestricted Subsidiaries would, if taken as a whole with all other Unrestricted Subsidiaries, constitute a Significant Subsidiary, then the quarterly and annual financial information required by Section 3.2(a) (if applicable) will include a presentation (which need not be audited or reviewed by the auditors), either on the face of the financial statements or in the notes or footnotes thereto, or in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other comparable section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(d)        In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Notes are outstanding, it shall furnish to Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act (or any successor provision).

(e)        Delivery of reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including compliance by the Company with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates). The Trustee shall have no liability or responsibility for the filing, timeliness or content of any such report or filing. The Trustee is under no duty to examine reports, information or documents to ensure compliance with this provision of this Indenture or to ascertain the correctness or otherwise of the information or the statements contained therein.

(f)        The Company may satisfy its obligations pursuant to this covenant with respect to financial information relating to the Company by furnishing financial information relating to a parent entity; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent entity (and other parent entities included in such information, if any), on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand. For the avoidance of doubt, the consolidating information referred to in the proviso in the preceding sentence need not be audited.

SECTION 3.3.        Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)        (1) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock, and (2) the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, calculated as of the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued, would have been 2.00 to 1.00 or greater (“Ratio Debt”); provided, further, that the aggregate amount of Indebtedness (including Acquired Indebtedness) that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Non-Guarantor Subsidiaries shall not exceed the greater of (x) $400.0 million and (y) 30.0% of Four Quarter Consolidated EBITDA at any one time outstanding.

(b)        The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(i)        the Incurrence or issuance by the Company or its Restricted Subsidiaries of Indebtedness, Disqualified Stock or Preferred Stock under any Senior Credit Agreement, the guarantees thereof and the issuance and creation of letters of credit, bankers’ acceptances and ancillary facilities thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate outstanding principal amount or Maximum Fixed Repurchase Price, as applicable, not to exceed at any one time outstanding:

(A)      $4,000.0 million; plus

(B)      the greater of (x) $1,320.0 million and (y) 100.0% of Four Quarter Consolidated EBITDA; plus

(C)      the Maximum Incremental Leverage Amount;

provided that any calculation under subclause (C) will give pro forma effect to the Incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock and any related transactions and the use of proceeds thereof on such date under subclause (A) (other than amounts that were previously borrowed under subclause (A) that have been voluntarily prepaid, repaid or repurchased), but not to any other Incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock on such date in reliance on any non-ratio-based basket set forth in this Indenture, including under this clause (b)(i);

(ii)      the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (not including any Additional Notes) and the Guarantees thereof, as applicable;

(iii)     Indebtedness and Disqualified Stock of the Company or any of its Restricted Subsidiaries and Preferred Stock of its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness described in clause (b)(i) or clause (b)(ii) above that is Incurred or existing on the Issue Date);

(iv)     Indebtedness (including, without limitation, Capitalized Lease Obligations and mortgage financings as purchase money obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by any of its Restricted Subsidiaries to finance all or any part of the purchase, lease, construction, installation, repair, restoration or improvement of property (real or personal), plant or equipment or other fixed or capital assets (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Indebtedness, Disqualified Stock or Preferred Stock arising from the conversion of the obligations of the Company or any Restricted Subsidiary under or pursuant to any “synthetic lease” transactions to on-balance sheet Indebtedness of the Company or such Restricted Subsidiary, in an aggregate principal amount or Maximum Fixed Repurchase Price, as applicable, not to exceed the greater of (x) $465.0 million and (y) 35.0% of Four Quarter Consolidated EBITDA at any one time outstanding; provided that Capitalized Lease Obligations Incurred by the Company or any Restricted Subsidiary pursuant to this clause (iv) in connection with a Sale/Leaseback Transaction shall not be subject to the foregoing limitation so long as the proceeds of such Sale/Leaseback Transaction are used by the Company or such Restricted Subsidiary to permanently repay outstanding loans under any Indebtedness secured by a Lien;

(v)      Indebtedness Incurred or Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit or bank guarantees or similar instruments issued in the ordinary course of business, including, without limitation, (i) letters of credit or performance or surety bonds in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance and (ii) guarantees of Indebtedness Incurred by customers in connection with the purchase or other acquisition of equipment or supplies in the ordinary course of business;

(vi)     the Incurrence of Indebtedness or the issuance of Disqualified Stock or Preferred Stock arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, earn-outs, adjustment of purchase or acquisition price or similar obligations, in each case, Incurred, issued or assumed in connection with the Transactions, or any acquisition, other Investment or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of this Indenture, other than guarantees of Indebtedness

Incurred or Disqualified Stock or Preferred Stock issued by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii)     Indebtedness or Disqualified Stock of the Company owing or issued to a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness or Disqualified Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness or an issuance of such Disqualified Stock not permitted by this clause (vii);

(viii)    shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (viii);

(ix)      Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary owing or issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary lending or holding such Indebtedness, Disqualified Stock or Preferred Stock ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness, Disqualified Stock or Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness, Disqualified Stock or Preferred Stock not permitted by this clause (ix);

(x)      Swap Contracts Incurred other than for speculative purposes and Cash Management Services Incurred (including, without limitation, in connection with any Qualified Receivables Financing);

(xi)      obligations (including reimbursement obligations with respect to letters of credit or bank guarantees or similar instruments) in respect of customs, self-insurance, performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the Company or any Restricted Subsidiary;

(xii)    Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or Maximum Fixed Repurchase Price, as applicable, that, when aggregated with the principal amount or Maximum Fixed Repurchase Price of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred or issued pursuant to this clause (xii), does not exceed the greater of (x) $530.0 million and (y) 40.0% of Four Quarter Consolidated EBITDA at any one time outstanding;

(xiii)    any guarantee by the Company or a Restricted Subsidiary of Indebtedness, Disqualified Stock, Preferred Stock or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness, Disqualified Stock, Preferred Stock or other obligations by the Company or such Restricted Subsidiary is permitted under the terms of this Indenture;

(xiv)        the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or the issuance of Preferred Stock by a Restricted Subsidiary that serves to refund, refinance, replace, redeem, repurchase, retire or defease, and is in an aggregate principal amount (or, if issued with original issue discount, an aggregate issue price) or Maximum Fixed Repurchase Price, as applicable that is equal to or less than, Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as Ratio Debt or permitted under clause (i)(B), clause (i)(C), clause (ii), clause (iii), clause (iv), clause (xii), this clause (xiv), clause (xv) or clause (xx) of this Section 3.3(b) or any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued to so refund, replace, refinance, redeem, repurchase, retire or defease such Indebtedness, Disqualified Stock or Preferred Stock, plus, in each case, any Refinancing Expenses (“Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1)        has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, redeemed, repurchased or retired (which, in the case of bridge loans or extendable bridge loans or other interim debt, shall be determined by reference to the notes or loans into which such bridge loans or extendable bridge loans or other interim debt are converted or for which such bridge loans or extendable bridge loans or interim debt are exchanged at maturity, and may be subject to other customary offers to repurchase or mandatory prepayments upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default);

(2)        in the case of any revolving Indebtedness, has a Stated Maturity that is no earlier than the Stated Maturity of the Indebtedness being refunded, refinanced, replaced, redeemed, repurchased or retired (which, in the case of bridge loans or extendable bridge loans or other interim debt, shall be determined by reference to the notes or loans into which such bridge loans or extendable bridge loans or other interim debt are converted or for which such bridge loans or extendable bridge loans or interim debt are exchanged at maturity, and may be subject to other customary offers to repurchase or mandatory prepayments upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default);

(3)        to the extent that such Refinancing Indebtedness refinances (i) Subordinated Indebtedness, such Refinancing Indebtedness is Subordinated Indebtedness, or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock, respectively; and

(4)        shall not include (x) Indebtedness, Disqualified Stock or Preferred Stock of a Non-Guarantor Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Guarantor, or (y) Indebtedness or Disqualified Stock of the Company or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; provided that subclauses (1) and (2) will not apply to any refunding or refinancing of any Secured Indebtedness;

(xv)         (i) Indebtedness, Disqualified Stock or Preferred Stock (A) of the Company or any of its Restricted Subsidiaries Incurred or assumed in connection with an acquisition of any assets (including Capital Stock), business or Person or any similar Investment and (B) of any Person that is acquired by the Company or any of its Restricted Subsidiaries or merged into or consolidated or amalgamated with the Company or a Restricted Subsidiary in accordance with the terms of this Indenture and (ii) Indebtedness Incurred or Disqualified Stock or Preferred Stock issued or, in each case, assumed in anticipation of, or in connection with, an acquisition of any assets (including Capital Stock), business or Person or any similar Investment; provided, however, that after giving pro forma effect to such acquisition, similar Investment, merger, consolidation or amalgamation and any related transactions and the Incurrence of such Indebtedness, Disqualified Stock or Preferred Stock and the use of proceeds thereof, either:

(1)        the Company would be permitted to Incur at least $1.00 of additional Indebtedness as Ratio Debt; or

(2)        the Fixed Charge Coverage Ratio of the Company is equal to or greater than such ratio immediately prior to such acquisition, similar Investment, merger, consolidation or amalgamation;

(xvi)    Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(xvii)    Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to any credit facility permitted hereunder, so long as such letter of credit has not been terminated and is in a principal amount or Maximum Fixed Repurchase Price, as applicable, not in excess of the stated amount of such letter of credit or bank guarantee;

(xviii)  Contribution Indebtedness;

(xix)     Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xx)     Indebtedness, Disqualified Stock or Preferred Stock of Non-Guarantor Subsidiaries in an aggregate principal amount or Maximum Fixed Repurchase Price, as applicable, not to exceed (i) the greater of (x) $465.0 million and (y) 35.0% of Four Quarter Consolidated EBITDA at any one time outstanding plus (ii) the Indebtedness outstanding under the Coherent Commerzbank Credit Agreement, in a maximum principal amount not to exceed €24.0 million at any time outstanding;

(xxi)    Indebtedness, Disqualified Stock or Preferred Stock of a joint venture to the Company or a Restricted Subsidiary and to the other Holders of Equity Interests of, or participants in, such joint venture, so long as the percentage of the aggregate amount of such Indebtedness, Disqualified Stock or Preferred Stock of such joint venture owed to such Holders of its Equity Interests or participants of such joint venture does not exceed the percentage of the aggregate outstanding amount of the Equity Interests of such joint venture held by such Holders or such participant’s participation in such joint venture;

(xxii)    Indebtedness, Disqualified Stock or Preferred Stock Incurred in a Qualified Receivables Factoring or Qualified Receivables Financing that is not recourse to the Company or any Restricted Subsidiary (except for Standard Securitization Undertakings) other than a Receivables Subsidiary or a Person described in the definition of “Factoring Transaction”;

(xxiii)    Indebtedness owed or Disqualified Stock or Preferred Stock issued on a short-term basis to banks and other financial institutions in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements, including cash management, cash pooling arrangements and related activities to manage cash balances of the Company and its Subsidiaries and joint ventures including treasury, depository, overdraft, credit, purchasing or debit card, electronic funds transfer and other cash management arrangements and Indebtedness in respect of netting services, overdraft protection, credit card programs, automatic clearinghouse arrangements and similar arrangements;

(xxiv)    Indebtedness, Disqualified Stock or Preferred Stock issued by the Company or any Restricted Subsidiary to future, current or former officers, directors, managers, employees, consultants and independent contractors thereof or any direct or indirect parent thereof, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent of the Company to the extent permitted under Section 3.4;

(xxv)    customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(xxvi)    Indebtedness Incurred or Disqualified Stock issued by the Company or its Restricted Subsidiaries or Preferred Stock issued by its Restricted Subsidiaries in connection with bankers’ acceptances, discounted bills of exchange, warehouse receipts or similar facilities or the discounting or factoring of receivables for credit management purposes, in each case Incurred or undertaken in the ordinary course of business;

(xxvii)  Indebtedness Incurred or Disqualified Stock issued by the Company or its Restricted Subsidiaries or Preferred Stock issued by its Restricted Subsidiaries to the extent that the net proceeds thereof are promptly deposited with the Trustee to satisfy and discharge the Notes in accordance with this Indenture or the Existing Convertible Notes in accordance with the Existing Convertible Indenture governing such series of Existing Convertible Notes, as applicable;

(xxviii)  (i) guarantees Incurred in the ordinary course of business in respect of obligations to suppliers, customers, franchisees, lessors, licensees, sub-licensees and distribution partners and (ii) Indebtedness Incurred by the Company or a Restricted Subsidiary as a result of leases entered into by the Company or such Restricted Subsidiary or any direct or indirect parent of the Company in the ordinary course of business;

(xxix)    [Reserved.]

(xxx)     [Reserved.]

(xxxi)    Indebtedness, Disqualified Stock or Preferred Stock consisting of obligations of the Company or any Restricted Subsidiary under deferred compensation or other similar arrangements incurred by such Person in connection with the Transactions and other acquisitions or any Investments permitted hereunder;

(xxxii)    unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law; and

(xxxiii)    Indebtedness, Disqualified Stock or Preferred Stock Incurred or deemed Incurred in the ordinary course of business in connection with supply-chain financing programs or similar arrangements.

(c)        For purposes of determining compliance with this Section 3.3, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the clauses of Permitted Debt or is entitled to be Incurred or issued as Ratio Debt, the Company shall, in its sole discretion, divide, classify or reclassify, or at any later time divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this Section 3.3; provided that all Indebtedness under the Existing Credit Agreement Incurred on or prior to the Issue Date and the Senior Credit Agreement Incurred on or prior to the Acquisition Closing Date shall be deemed to have been Incurred pursuant to
Section 3.3(b)(i)(A) and the Company shall not be permitted to reclassify all or any portion of such Indebtedness Incurred or deemed Incurred pursuant to Section 3.3(b)(i)(A). Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that are otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 3.3.

SECTION 3.4.    Limitation on Restricted Payments.

(a)    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)    declare or pay any dividend or make any payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii)    purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger, amalgamation or consolidation;

(iii)    make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness of the Company or any Guarantor, other than the payment, redemption, repurchase, defeasance, acquisition or retirement (A) of Subordinated Indebtedness of the Company or any Guarantor in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, (B) of Indebtedness permitted under Section 3.3(b)(vii), Section 3.3(b)(viii) or

3.3(b)(ix); or (C) consisting of refinancings with any Refinancing Indebtedness permitted to be incurred under the definition of “Permitted Debt”; or

(iv)        make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(A)        no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(B)        immediately after giving effect to such transaction on a Pro Forma Basis, the Company could Incur $1.00 of additional Indebtedness as Ratio Debt; and

(C)        such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by Section 3.4(b)(i), but excluding all other Restricted Payments permitted by Section 3.4(b)), is less than the sum of, without duplication (such amount, the “Available Amount”):

(1)        the greater of (x) $330.0 million and (y) 25.0% of Four Quarter Consolidated EBITDA; plus

(2)        an amount (which may not be less than zero) equal to 50.0% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on the Issue Date to the end of the Company’s most recently ended fiscal quarter for which financial statements are internally available (as determined in good faith by the Company or any direct or indirect parent of the Company) at the time of such Restricted Payment, or, in the case that such Consolidated Net Income for such period is a deficit, minus 100.0% of such deficit; plus

(3)        100.0% of the aggregate net proceeds, including cash and the Fair Market Value of assets (other than cash), received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company (other than Excluded Equity), including such Equity Interests issued upon exercise of warrants or options; plus

(4)        100.0% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value of assets (other than cash) after the Issue Date (other than Excluded Equity); plus

(5)        the principal amount of any Indebtedness, or the Maximum Fixed Repurchase Price of any Disqualified Stock, in each case, of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Restricted Subsidiary (other than to the extent such employee stock ownership plan or trust has been funded by the Company or any Restricted Subsidiary)) that, in each case, has been converted into or exchanged for Equity Interests in the Company or any direct or indirect parent of the Company (other than Excluded Equity); plus

(6)        100.0% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value of assets (other than cash) received after the Issue Date by the Company or any Restricted Subsidiary from:

(A)        the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances that constituted Restricted Investments;

(B)        the sale (other than to the Company or a Restricted Subsidiary) of the Equity Interests of an Unrestricted Subsidiary; and

(C)        any distribution or dividend or other payment with respect to an equity interest from an Unrestricted Subsidiary; plus

(7)        in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary, in each case after the Issue Date, the Fair Market Value of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), other than, to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary constituted a “Permitted Investment”; plus

(8)        the aggregate amount of Retained Declined Proceeds since the Issue Date.

(b)        The provisions of Section 3.4(a) will not prohibit:

  (i)         the payment of any dividend or distribution or consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, if at the date of declaration or notice such payment would have complied with the provisions of this Indenture;

(ii)         (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent of the Company, or Subordinated Indebtedness of the Company or any Guarantor, in exchange for, or out of the proceeds of the issuance or sale of, Equity Interests of the Company or any direct or indirect parent of the Company or contributions to the equity capital of the Company (other than Excluded Equity) (collectively, including any such contributions, “Refunding Capital Stock”);

(b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the issuance or sale (other than to a Restricted Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Restricted Subsidiaries) of Refunding Capital Stock; and

(c) if immediately prior to the retirement of the Retired Capital Stock, the declaration and payment of dividends thereon was permitted pursuant to this Section 3.4 and has not been made as of such time (the “Unpaid Amount”), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of the Company or any direct or indirect parent of the Company) in an aggregate amount no greater than the Unpaid Amount;

(iii)        (A) the prepayment, redemption, defeasance, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or any Guarantor made by exchange for, or out of the proceeds of the Incurrence of, Refinancing Indebtedness thereof, and (B) the prepayment, redemption, purchase, defeasance or other satisfaction of any Indebtedness, Disqualified Stock or Preferred Stock (x) existing at the time a Person becomes a Subsidiary or (y) assumed in connection with the acquisition of assets, in each case so long as such Indebtedness, Disqualified Stock or Preferred Stock was not Incurred in contemplation of such Person becoming a Subsidiary or such acquisition;

(iv)        the purchase, retirement, redemption or other acquisition (or Restricted Payments to the Company or any direct or indirect parent of the Company to finance any such purchase, retirement, redemption or other acquisition) for value of Equity Interests (including related stock appreciation rights or similar securities) of the Company or any direct or indirect parent of the Company held directly or indirectly by any future, present or former employee, officer, director, manager, consultant or independent contractor of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company or their estates, heirs, family members, spouses or former spouses or permitted transferees (including for all purposes of this clause (iv), Equity Interests held by any entity whose Equity Interests are held by any such future, present or former employee, officer, director, manager, consultant or independent contractor or their estates, heirs, family members, spouses or former spouses or permitted transferees) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement or any stock subscription or shareholder or similar agreement; provided, however, that the aggregate amounts paid under this clause (iv) shall not exceed $25.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the next two succeeding calendar years); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)        the cash proceeds received by the Company or any of its Restricted Subsidiaries from the issuance or sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company), in each case, to any future, present or former employees, officers, directors, managers, consultants or independent contractors of the Company or its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs on or after the Issue Date; provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the Available Amount; plus

(b)        the cash proceeds of key person life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) or its Restricted Subsidiaries after the Issue Date; plus

(c)        the amount of any cash bonuses otherwise payable to employees, officers, directors, managers, consultants or independent contractors of the Company or its Restricted Subsidiaries or any direct or indirect parent of the Company that are foregone in return for the receipt of Equity Interests (with unused amounts from clauses (a) through (c) in any calendar year being permitted to be carried over for the next succeeding calendar year); less

(d)         the amount of cash proceeds described in subclause (a), (b) or (c) of this clause (iv) previously used to make Restricted Payments pursuant to this clause (iv) in such calendar year;

provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by subclauses (a), (b) and (c) above in any calendar year; provided, further, that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from any future, current or former officer, director, employee, manager, consultant or independent contractor (or any permitted transferees thereof) of the Company or any of its Restricted Subsidiaries or any direct or indirect parent of the Company, in connection with a repurchase of Equity Interests of the Company or any direct or indirect parent of the Company from such Persons will not be deemed to constitute a Restricted Payment for purposes of this Section 3.4 or any other provisions of this Indenture;

(v)       the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiaries issued or Incurred in accordance with Section 3.3;

(vi)       the declaration and payment of:

(a)        dividends or distributions to holders of any class or series of Designated Mandatory Preferred Stock and the declaration and payment of dividends or distributions to the Company or any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends or distributions to holders of any class or series of Designated Mandatory Preferred Stock of the Company or any direct or indirect parent of the Company; provided, however, that (i) the Fixed Charge Coverage Ratio of the Company is 2.00 to 1.00 or greater, and (ii) the aggregate amount of dividends declared and paid pursuant to this clause (vi)(a) does not exceed the net cash proceeds actually received by the Company from the sale (or the contribution of the net cash proceeds from the sale) of Designated Mandatory Preferred Stock;

(b)        dividends or distributions to holders of any class or series of Designated Preferred Stock and the declaration and payment of dividends or distributions to the Company or any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends or distributions to holders of any class or series of Designated Preferred Stock of the Company or any direct or indirect parent of the Company; provided, however, that (i) the Fixed Charge Coverage Ratio of the Company is 2.00 to 1.00 or greater, and (ii) the aggregate amount of dividends declared and paid pursuant to this clause (vi)(b) does not exceed the net cash proceeds actually received by the Company from the sale (or the contribution of the net cash proceeds from the sale) of Designated Preferred Stock; and

(c)        dividends or distributions to the holders of the Designated Convertible Preferred Stock (including any Designated Convertible Preferred Stock that is issued following the Issue Date) and the declaration and payment of dividends or distributions to the Company or any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends or distributions to holders of the Designated Convertible Preferred Stock, provided that the aggregate amount of dividends declared and paid pursuant to this clause (vi)(c) shall not exceed the aggregate amount of dividends that may be paid in cash as contemplated by the terms of the definitive documentation (including Exhibit A to Statement with Respect to Shares Amending the Amended and Restated Articles of Incorporation of II-VI Incorporated Series B Convertible Preferred Stock, which statement was filed with the Pennsylvania

Department of State on March 30, 2021) for such Designated Convertible Preferred Stock as in effect on the Issue Date;

(vii)       any Restricted Payments made in connection with the consummation of the Transactions or as contemplated by the Merger Agreement, including the payment of the appraisal value of any Dissenting Shares (as defined in the Merger Agreement) in accordance with the Merger Agreement, any dividends, payments or loans made to the Company to enable it to make any such payments or any future payments to employees of the Company or any Restricted Subsidiary under agreements entered into in connection with the Transactions;

(viii)       the declaration and payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s Equity Interests) of up to 6.0% per annum of the gross cash proceeds, net of any underwriting spread paid in cash, received by the Company from any public offering of Equity Interests or contributed to the Company by any direct or indirect parent of the Company from any public offering of Equity Interests, other than public offerings with respect to the Company’s Equity Interests registered on Form S-4 or S-8 or successor form thereto and other than any public sale constituting an Excluded Contribution;

(ix)          Restricted Payments that are made with Excluded Contributions;

(x)           Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (x) not to exceed the greater of (x) $600.0 million and (y) 45.0% of Four Quarter Consolidated EBITDA;

(xi)          the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries pursuant to provisions similar to those described under Sections 3.7 and 3.9; provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement for value, the Company (or a third party to the extent permitted by this Indenture) has made any Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Notes, and has repurchased, redeemed, defeased, acquired or retired all Notes validly tendered and not validly withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(xii)        (i) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants, (ii) payments made or expected to be made by the Company or any Restricted Subsidiary in respect of withholding or similar Taxes payable or expected to be payable by any future, present or former director, officer, employee, manager, consultant or independent contractor of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company (or their respective Affiliates, estates or immediate family members) in connection with the exercise of stock options or the grant, vesting or delivery of Equity Interests and (iii) loans or advances to officers, directors, employees, managers, consultants and independent contractors of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company in connection with such Person’s purchase of Equity Interests of the Company or any direct or indirect parent of the Company; provided that no cash is actually advanced pursuant to this subclause (iii) other than to pay Taxes due in connection with such purchase, unless immediately repaid;

(xiii)        purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Factoring or Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(xiv)    payments or distributions to satisfy dissenters’ rights, pursuant to or in connection with a consolidation, merger, amalgamation or transfer of assets that complies with the provisions of this Indenture;

(xv)     the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are cash and/or Cash Equivalents);

(xvi)    the payment of cash in lieu of the issuance of fractional shares of Equity Interests in connection with any merger, consolidation, amalgamation or other business combination, or in connection with any dividend, distribution or split of or upon exercise, conversion or exchange of Equity Interests, warrants, options or other securities exercisable or convertible into, Equity Interests of the Company or any direct or indirect parent of the Company;

(xvii)   (i) any Restricted Payment (other than a Restricted Investment) so long as immediately after giving effect to the making of such Restricted Payment and any related transactions, the Consolidated Total Net Leverage Ratio does not exceed 3.25 to 1.00 and (ii) any Restricted Investment so long as immediately after giving effect to the making of such Restricted Investment and any related transactions, the Consolidated Total Net Leverage Ratio does not exceed 3.50 to 1.00;

(xviii)  [Reserved.]

(xix)    the minimum payment that is necessary to be paid (as determined in good faith by the Company) to prevent any Indebtedness from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code;

(xx)     [Reserved.]

(xxi)    the payment of any dividend or distribution made to repurchase, redeem, retire or otherwise acquire Equity Interests of the Company or any direct or indirect parent of the Company under any share repurchase plan; provided, that the aggregate amount of Restricted Payments made under this clause (xxi) does not exceed $125.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum of $250.0 million in any calendar year);

(xxii)   for so long as the Company or any of its Subsidiaries is a member of a group filing a consolidated, combined, affiliated or unitary income or franchise tax return with any direct or indirect parent of the Company, Restricted Payments, directly or indirectly, to any such direct or indirect parent of the Company in amounts required for such parent entity to pay federal, national, foreign, state and local income and/or franchise Taxes imposed on such entity to the extent such Taxes are attributable to the income of the Company and its Subsidiaries; provided, however, that the amount of such payments in respect of any tax year does not, in the aggregate, exceed the amount that the Company and its Subsidiaries that are members of such consolidated, combined, affiliated or unitary group would have been required to pay in respect of such Taxes in respect of such year if the Company and its Subsidiaries paid such Taxes directly on a separate company basis or as a stand-alone consolidated, combined, affiliated or unitary income or franchise tax group (reduced by any such Taxes paid directly by the Company or any Subsidiary); and

(xxiii)   if the Company or any if its Subsidiaries has not paid any such amounts directly, the declaration and payment of dividends, other distributions or other amounts to, or the making of loans to any direct or indirect parent of the Company, in the amount required for such entity to, if applicable:

(a)         pay amounts equal to the amounts required for any direct or indirect parent of the Company to pay fees and expenses (including Related Taxes), customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, employees, directors, managers, consultants or independent contractors of any direct or indirect parent of the Company, if applicable, and general corporate operating (including, without limitation, expenses related to auditing and other accounting matters) and overhead costs and expenses of the Company or any direct or indirect parent of the Company, if applicable, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company and its Subsidiaries;

(b)         pay amounts equal to amounts required for any direct or indirect parent of the Company to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company (other than as Excluded Equity) and that has been guaranteed by, and is otherwise considered Indebtedness of, the Company or any Restricted Subsidiary Incurred in accordance with Section 3.3 (except to the extent any such payments have otherwise been made by any such guarantor);

(c)         pay fees and expenses incurred by any direct or indirect parent of the Company related to (i) the maintenance by such parent entity of its corporate or other entity existence and performance of its obligations under this Indenture, the Existing Convertible Indentures and similar obligations under any Senior Credit Agreement, (ii) any unsuccessful equity or debt offering of such parent entity (or any debt or equity offering from which such parent entity does not receive any proceeds) and (iii) any equity or debt issuance, incurrence or offering, any disposition or acquisition or any investment transaction by the Company or any of its Restricted Subsidiaries (or any acquisition of or investment in any business, assets or property that will be contributed to the Company or any of its Restricted Subsidiaries as part of the same or a related transaction) permitted by this Indenture;

(d)         pay franchise and excise Taxes and other fees and expenses (including Related Taxes) in connection with any ownership of the Company or any of its Subsidiaries or required to maintain their organizational existences;

(e)         make payments for the benefit of the Company or any of its Restricted Subsidiaries to the extent such payments could have been made by the Company or any of its Restricted Subsidiaries because such payments (x)(i) would not otherwise be Restricted Payments or (ii) would be Restricted Payments that would be permitted to be made by the Company or any of its Restricted Subsidiaries pursuant to this Section 3.4 (provided that any payment made pursuant to this subclause (e)(x)(ii) shall, if applicable, reduce capacity under the Restricted Payment exception or basket that would have been utilized if such Restricted Payment were made directly by the Company or such Restricted Subsidiaries) and (y) would be permitted by Section 3.8; and

(f)         make Restricted Payments to any direct or indirect parent of the Company to finance, or to any direct or indirect parent of the Company for the purpose of paying to any other direct or indirect parent of the Company to finance, any Investment that, if consummated by the Company or any Restricted Subsidiary, would be a Permitted Investment; provided that (i) such Restricted Payment is made substantially concurrently with the closing of such Investment and (ii) promptly following the closing thereof, such direct or indirect parent of the Company causes (x) all property acquired (whether assets or Equity Interests) to be contributed to the Company or any Restricted Subsidiary or (y) the merger, consolidation or amalgamation (to the extent permitted by Section 4.1) of the

Person formed or acquired into the Company or any Restricted Subsidiary in order to consummate such acquisition or Investment, in each case, in accordance with the requirements of Section 3.11;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (viii), (ix), (x), (xvii) or (xxi) of this Section 3.4(b), no Event of Default shall have occurred and be continuing or would occur as a consequence thereof. For purposes of clauses (xxii) and (xxiii) of this Section 3.4(b), Taxes and Related Taxes shall include all interest and penalties with respect thereto and all additions thereto.

As of the Issue Date, all of the Company’s Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to become an Unrestricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary”. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in this Indenture.

For purposes of this Section 3.4, if any Investment or Restricted Payment (or a portion thereof) would be permitted pursuant to one or more clauses described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Company may, in its sole discretion, divide, classify or reclassify, or at any later time divide, classify or reclassify, such Investment or Restricted Payment (or a portion thereof) in any manner that complies with this Section 3.4 and/or the definition of “Permitted Investments”. In addition, for purposes of this Section 3.4, any Restricted Payment permitted hereunder may, at the option of the Company or its Restricted Subsidiaries, be structured in the form of a loan or other Investment. If the Company or any Restricted Subsidiary makes a Restricted Payment or Permitted Investment that, at the time of the making of such Restricted Payment or Permitted Investment, in the good faith determination of the Company or any direct or indirect parent of the Company, would be permitted under this Indenture, such Restricted Payment or Permitted Investment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustments made in good faith to the financial statements of the Company (or any direct or indirect parent of the Company) affecting Consolidated Net Income.

  SECTION 3.5.          Liens.

(a)        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or Incur any Lien securing Indebtedness (other than Permitted Liens) on any asset or property of the Company or such Restricted Subsidiary, unless (1) in the case of Liens securing Subordinated Indebtedness, the Notes and any applicable Guarantee are secured by a Lien on such property or assets and the proceeds thereof that is senior in priority to such Liens; or (2) in all other cases, the Notes and the applicable Guarantee are secured by a Lien on such property or assets and the proceeds thereof equally and ratably with or prior to such Liens.

(b)        Any Lien that is granted to secure the Notes or the applicable Guarantee pursuant to Section 3.5 shall be automatically and unconditionally released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Guarantee under Section 3.5(a) (other than a release as a result of the enforcement of remedies in respect of such Lien or the Obligations secured by such Lien).

SECTION 3.6.          Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a)        The Company will not, and will not permit any of its Restricted Subsidiaries (other than the Guarantors) to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (other than the Guarantors) to:

(A)         (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(B)        make loans or advances to the Company or any of its Restricted Subsidiaries; or

(C)        sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b)        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(i)          contractual encumbrances or restrictions of the Company or any of its Restricted Subsidiaries in effect on the Issue Date, including pursuant to the Senior Credit Agreement and the other documents relating to the Senior Credit Agreement, related Swap Contracts, the Existing Convertible Indentures, the Existing Convertible Notes, the related guarantees and the other documents relating to the Existing Convertible Indentures and Indebtedness permitted pursuant to Section 3.3(b)(iii) and the Amortizing Loan Kreditanstalt fur Wiederaufbau Program: KfW Energy Efficiency Program Energy-efficient Construction and Refurbishment (276), dated as of December 21, 2020, between Coherent LaserSystems GmbH & Co. KG and Commerzbank Aktiengesellschaft;

(ii)         this Indenture, the Notes, the Guarantees and other documents relating to this Indenture, the Notes and the Guarantees;

(iii)        applicable law or any applicable rule, regulation or order;

(iv)        any agreement or other instrument of a Person acquired by or merged, amalgamated or consolidated with or into the Company or any Restricted Subsidiary or an Unrestricted Subsidiary that is designated a Restricted Subsidiary that was in existence at the time of such acquisition (or at the time it merges with or into the Company or any Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person (but, in each case, not created in contemplation thereof)), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired or designated; provided that in connection with a merger, amalgamation or consolidation under this clause (iv), if a Person other than the Company or such Restricted Subsidiary is the successor company with respect to such merger, amalgamation or consolidation, any agreement or instrument of such Person or any Subsidiary of such Person, shall be deemed acquired or assumed, as the case may be, by the Company or such Restricted Subsidiary, as the case may be, at the time of such merger, amalgamation or consolidation;

(v)        any encumbrances or restrictions contained in contracts or agreements for the sale, transfer, lease or other disposition of assets applicable to such assets pending consummation of such sale, transfer, lease or other disposition, including customary restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary;

(vi)       restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(vii)      customary provisions in (x) joint venture agreements or arrangements and other similar agreements or arrangements relating solely to the applicable joint venture and (y) operating or other similar agreements, asset sale agreements and stock sale agreements entered into in connection with the entering into of such transaction, which limitation is applicable only to the assets that are the subject of those agreements;

(viii)      purchase money obligations for property acquired and Capitalized Lease Obligations, to the extent such obligations impose restrictions of the nature discussed in clause (c) in the first paragraph of this Section 3.6 on the property so acquired;

(ix)        customary provisions contained in leases, sub-leases, licenses, sublicenses, contracts and other similar agreements entered into in the ordinary course of business to the extent such obligations impose restrictions of the type described in clause (c) in the first paragraph of this Section 3.6 on the property subject to such lease;

(x)         customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(xi)        customary provisions restricting assignment, mortgaging or hypothecation of any agreement entered into in the ordinary course of business;

(xii)       customary net worth provisions contained in real property leases entered into by Subsidiaries, so long as the Company has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Company and its Subsidiaries to meet their ongoing obligations;

(xiii)       restrictions in agreements representing Indebtedness, Disqualified Stock or Preferred Stock of any Non-Guarantor Subsidiaries that is incurred pursuant to Section 3.3 that apply only to such Non-Guarantor Subsidiary and its Subsidiaries that are Non-Guarantor Subsidiaries;

(xiv)       Permitted Liens and customary restrictions and conditions contained in the document relating thereto, so long as (x) such restrictions or conditions relate only to the specific asset subject to such Lien, and (y) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this covenant;

(xv)        any encumbrance or restriction effected in connection with a Qualified Receivables Factoring or a Qualified Receivables Financing (x) with respect to any Receivables Subsidiary or (y) that, in the good faith determination of the Company or any direct or indirect parent of the Company, is necessary or advisable to effect such Qualified Receivables Factoring or Qualified Receivables Financing;

(xvi)       any encumbrance or restriction contained in other Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary that is Incurred subsequent to the Issue Date pursuant to Section 3.3; provided that such encumbrances and restrictions will not materially affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the Company or any direct or indirect parent of the Company);

(xvii)      any encumbrance or restriction contained in Secured Indebtedness otherwise permitted to be Incurred pursuant to Sections 3.3 and 3.5 to the extent limiting the right of the debtor to dispose of the assets securing such Indebtedness;

(xviii)    any encumbrance or restriction arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that does not, individually or in the aggregate, (x) detract from the value of the property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary or (y) materially affect the Company’s ability to make future principal or interest payments on the Notes, in each case, as determined in good faith by the Company or any direct or indirect parent of the Company;

(xix)      any encumbrance or restriction existing under, by reason or with respect to Refinancing Indebtedness; provided that such encumbrances and restrictions, taken as a whole, are not materially less favorable to the holders than the encumbrances and restrictions contained in the agreements governing the Indebtedness being refinanced (as determined in good faith by the Company or any direct or indirect parent of the Company);

(xx)       [Reserved.]

(xxi)      any encumbrance or restriction imposed by the Transaction Documents; and

(xxii)     any encumbrance or restriction imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in the immediately preceding clauses (i) through (xxi) of this Section 3.6(b); provided that such encumbrances and restrictions contained in any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are, in the good faith judgment of the Company or any direct or indirect parent of the Company, not materially more restrictive, taken as a whole, than the encumbrances and restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

(c)        For purposes of determining compliance with this Section 3.6, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

  SECTION 3.7.          Asset Sales.

(a)        The Company shall not, and shall not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless:

(i)      the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration (including by way of relief from, or by any other person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of; and

(ii)      except in the case of a Permitted Asset Swap, at least 75.0% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents or Replacement Assets; provided that the amount of:

(1)        any liabilities (as shown on the Company’s or such Restricted Subsidiary’s balance sheet or in the notes thereto for the most recent period ended on or prior to such time in respect of which financial statements are internally available or, if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Company’s or such Restricted Subsidiary’s balance sheet or in the notes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet in the good faith determination of the Company or any direct or indirect parent of the Company) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are extinguished in connection with the transactions relating to such Asset Sale, or that are assumed by the transferee of any such assets or Equity Interests, in each case, pursuant to an agreement that releases or indemnifies the Company or such Restricted Subsidiary, as the case may be, from further liability;

(2)        any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), in each case, within 180 days of the receipt thereof; and

(3)        any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this subclause (3) that is at that time outstanding, not to exceed the greater of (x) $330.0 million and (y) 25.0% of Four Quarter Consolidated EBITDA, calculated at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

shall each be deemed to be Cash Equivalents for the purposes of this clause (ii).

(b)        Within 455 days after the Company’s or any Restricted Subsidiary’s receipt of the Net Cash Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply an amount equal to the Net Cash Proceeds from such Asset Sale, at its option:

  (i)      to reduce Obligations under the Senior Credit Agreement and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

  (ii)      to reduce Obligations under Indebtedness (other than Subordinated Indebtedness) that is secured by a Lien, which Lien is permitted by this Indenture and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

(iii)      to reduce Obligations under (x) Pari Passu Indebtedness of the Company or the Guarantors, including the Notes and the Existing Convertible Notes (provided that if the Company or any Guarantor shall so reduce such Obligations under Pari Passu Indebtedness other than the Notes, the Company shall (A) ratably reduce Obligations under the Notes as provided in Section 5.1 or through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or (B) make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at a purchase price equal to 100.0% of the principal amount thereof, plus accrued and unpaid interest, if any, the principal amount of Notes that would otherwise be redeemed under subclause (A) above), or (y) Indebtedness of a Non-Guarantor Subsidiary, in each case, other than Indebtedness owed to the Company or another Restricted Subsidiary (and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto);

(iv)       to make an investment in any one or more businesses, assets (other than working capital assets), or property or capital expenditures, in each case used or useful in a Similar Business;

(v)        to make an investment (including capital expenditures) in any one or more businesses, properties (other than working capital assets) or assets (other than working capital assets) that replace the businesses, properties and/or assets that are the subject of such Asset Sale; or

(vi)       any combination of the foregoing;

provided that the Company and its Restricted Subsidiaries will be deemed to have complied with the provisions described in clause (iv) or (v) of this Section 3.7(b) if and to the extent that, within 455 days after the Asset Sale that generated the Net Cash Proceeds, the Company or such Restricted Subsidiary, as applicable, has entered into and not abandoned or rejected a binding agreement to make an investment in compliance with the provision described in clause (iv) or (v) of this Section 3.7(b), and that investment is thereafter completed within 180 days after the end of such 455-day period (such 455-day period, as extended pursuant to this paragraph, the “Proceeds Application Period”).

(c)        Pending the final application of any such amount of Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest or utilize such Net Cash Proceeds in any manner not prohibited by this Indenture.

(d)        If, with respect to any Asset Sale, at the expiration of the Proceeds Application Period with respect to such Asset Sale, there remains an amount of Net Cash Proceeds in excess of the greater of (x) $35.0 million and (y) 2.5% of Four Quarter Consolidated EBITDA (such amount of remaining Net Cash Proceeds in excess of the greater of $35.0 million and 2.5% of Four Quarter Consolidated EBITDA, “Excess Proceeds”), then subject to the limitations described in 3.7(f) with respect to the repatriation to the United States of any or all of the Net Cash Proceeds of any Asset Sales by a Foreign Subsidiary, the Company shall make an offer (an “Asset Sale Offer”) no later than ten Business Days after the expiration of the Proceeds Application Period to all Holders and, if required by the terms of any Pari Passu Indebtedness, to all holders of such Indebtedness, to purchase the maximum principal amount of such Notes and Pari Passu Indebtedness, as applicable, on a pro rata basis, that may be purchased out of such Excess Proceeds, if any, at an offer price, in the case of the Notes, in cash in an amount equal to 100.0% of the principal amount thereof (or in the event such other Indebtedness was issued with original issue discount, 100.0% of the accreted value thereof), plus accrued and unpaid interest, if any (or such lesser price with respect to Pari Passu Indebtedness, if any, as may be provided by the terms of such Indebtedness), to, but excluding, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Indenture and the agreements governing such Pari Passu Indebtedness; provided that any amount of proceeds offered to holders pursuant to clause (b)(iii)(x) of this Section 3.7 or pursuant to an Asset Sale Offer made at any time after the Asset Sale shall, upon completion of any such offer, be deemed to have been applied as required and shall not be deemed to be Excess Proceeds without regard to the extent to which such offer is accepted by the holders thereof. The Company may satisfy the foregoing obligations with respect to any Asset Sale by making an Asset Sale Offer at any time prior to the expiration of the Proceeds Application Period.

(e)        To the extent that the aggregate amount of Notes and any other Pari Passu Indebtedness tendered or otherwise surrendered in connection with an Asset Sale Offer made with Excess Proceeds, if any, is less than the amount offered in an Asset Sale Offer, the Company may use any remaining Excess Proceeds (any such amount, “Retained Declined Proceeds”) for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and Pari Passu Indebtedness tendered or otherwise surrendered by holders thereof exceeds the amount offered in an Asset Sale Offer, the Company shall select the applicable Notes (and the Company or its agents shall select such Pari Passu Indebtedness) to be purchased in the manner described below. To the extent the Excess Proceeds exceed the outstanding aggregate principal amount of the Notes (and, if required by the terms thereof, all Pari Passu Indebtedness), the Company need only make an Asset Sale Offer up to the outstanding aggregate principal amount of Notes (and any such Pari Passu Indebtedness), and any additional Excess Proceeds shall not be subject to this Section 3.7 and shall be permitted to be used for any purpose in the Company’s discretion. Upon completion of any such Asset Sale Offer, the amount of Net Cash Proceeds and Excess Proceeds shall be reset at zero.

(f)         Notwithstanding anything to the contrary set forth herein, to the extent that repatriation to the United States of any or all of the Net Cash Proceeds of any Asset Sales by a Foreign Subsidiary (x) is prohibited or delayed by applicable local law or (y) would result in material adverse tax consequences (taking into account any foreign tax credit or other net benefit actually realized in connection with such repatriation that would not otherwise be realized), as determined by the Company in its sole discretion, the portion of such Net Cash Proceeds so affected will not be required to be applied in compliance with this Section 3.7, and such amounts may be retained by the applicable Foreign Subsidiary; provided that clause (x) of this paragraph shall apply to such amounts for so long, but only for so long, as the applicable local law will not permit repatriation to the United States (the Company hereby agreeing to use commercially reasonable efforts to cause the applicable Foreign Subsidiary to take all actions reasonably required by the applicable local law, applicable organizational impediments or other impediment to permit such repatriation), and if such repatriation of any of such affected Net Cash Proceeds is permitted under the applicable local law and is not subject to clause (y) of this paragraph, then such repatriation will be promptly effected and such repatriated Net Cash Proceeds will be applied (net of additional Taxes payable or reserved against as a result thereof) in compliance with this Section 3.7. The time periods set forth in this Section 3.7 shall not start until such time as the Net Cash Proceeds may be repatriated (whether or not such repatriation actually occurs).

(g)        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the purchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 3.7 by virtue of such compliance.

(h)        If more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for purchase will be made in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (so long as the Trustee knows of such listing) or, if such Notes are not listed, on a pro rata basis based on the total amount of Notes and Pari Passu Indebtedness tendered or otherwise surrendered in connection with an Asset Sale Offer (with adjustments so that only Notes in denominations of the minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof shall be purchased) by lot or by such other method as the Trustee may deem fair and appropriate (and in such manner as complies with applicable legal requirements and, in the case of Global Notes, the procedures of the Depositary); provided that the selection of Notes for purchase shall not result in a Holder with a principal amount of Notes less than the minimum denomination of $2,000. No Note will be repurchased in part if less than the minimum denomination of such Note would be left outstanding.

(i)        Notices of an Asset Sale Offer shall be sent by first class mail, postage prepaid, or sent electronically, at least 10 days but not more than 60 days before the applicable purchase date to each Holder at such Holder’s registered address or otherwise in accordance with the Depositary’s procedures. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

(j)        A new Note in a principal amount equal to the unpurchased portion of any Note (other than a Global Note) purchased in part will be issued in the name of the Holder thereof upon cancellation of the Note. On and after the applicable purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof which are purchased.

  SECTION 3.8.          Transactions with Affiliates.

(a)        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company involving aggregate consideration in excess of $25.0 million (each of the foregoing, an “Affiliate Transaction”), unless:

(i)      such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis or, in the event that there are no comparable transactions involving Persons who are not Affiliates of the Company or the relevant Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company has determined to be fair to the Company or the relevant Restricted Subsidiary (as determined in good faith by the Company or any direct or indirect parent of the Company); and

(ii)      with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, the Board of Directors of the Company or any direct or indirect parent of the Company has approved such Affiliate Transaction.

(b)        The provisions of Section 3.8(a) shall not apply to the following:

(i)      (a) transactions between or among the Company and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and (b) any merger, amalgamation or consolidation of the Company and any direct or indirect parent of the Company; provided that such parent entity shall have no material liabilities and no material assets (other than cash, Cash Equivalents and the Capital Stock of the Company)

and such merger, amalgamation or consolidation is otherwise in compliance with the terms of this Indenture;

(ii)       (a) Restricted Payments permitted by this Indenture and (b) Permitted Investments;

(iii)      transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of Section 3.8(a)(i);

(iv)      payments, loans, advances or guarantees (or cancellation of loans, advances or guarantees) to employees, officers, directors, managers, consultants or independent contractors for bona fide business purposes or in the ordinary course of business;

(v)       (i) the Transactions (including the payment of all fees, expenses, bonuses and awards relating thereto) and any transactions pursuant to the Transaction Documents, including pursuant to the Designated Convertible Preferred Stock and (ii) any other agreement or arrangement as in effect as of the Issue Date or as thereafter amended, supplemented or replaced (so long as such amendment, supplement or replacement agreement or arrangement is not materially disadvantageous to the Holders (as determined in good faith by the Company or any direct or indirect parent of the Company) when taken as a whole as compared to the original agreement or arrangement as in effect on the Issue Date) or any transaction or payments contemplated thereby;

(vi)      the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders or similar agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or similar transactions, arrangements or agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, arrangement or agreement or under any similar transaction, arrangement or agreement entered into after the Issue Date shall only be permitted by this clause (vi) to the extent that the terms of any such existing transaction, arrangement or agreement, together with all amendments thereto, taken as a whole, or any such new transaction, arrangement or agreement, are not otherwise disadvantageous to the Holders (as determined in good faith by the Company or any direct or indirect parent of the Company) in any material respect when taken as a whole as compared with the original transaction, arrangement or agreement as in effect on the Issue Date;

(vii)     transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which are fair to the Company and its Restricted Subsidiaries or are on terms at least as favorable (as determined in good faith by the Company or any direct or indirect parent of the Company) as might reasonably have been obtained at such time from an unaffiliated party;

(viii)    any transaction effected as part of a Qualified Receivables Factoring or a Qualified Receivables Financing;

(ix)      the sale, issuance or transfer of Equity Interests (other than Disqualified Stock) of the Company;

(x)       any contribution to the capital of the Company (other than Disqualified Stock) or any investments by a direct or indirect parent of the Company in Equity Interests (other than Disqualified Stock) of the Company (and payment of reasonable out-of-pocket expenses incurred by a direct or indirect parent of the Company in connection therewith);

(xi)      any transaction with a Person (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an Equity Interest in or otherwise controls such Person; provided that no Affiliate of the Company or any of its Subsidiaries (other than the Company or a Restricted Subsidiary) shall have a beneficial interest or otherwise participate in such Person;

(xii)     transactions between the Company or any of its Restricted Subsidiaries and any Person that would constitute an Affiliate Transaction solely because such Person is a director, or such Person has a director who is also a director, of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent of the Company, as the case may be, on any matter involving such other Person;

(xiii)    pledges of Equity Interests of Unrestricted Subsidiaries;

(xiv)    the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company, any of its Restricted Subsidiaries or any direct or indirect parent of the Company in good faith;

(xv)    (1) any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Company or any of its Restricted Subsidiaries (or of any direct or indirect parent of the Company to the extent such agreements or arrangements are in respect of services performed for the Company or any of its Restricted Subsidiaries), (2) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Company or any of its Restricted Subsidiaries or of any direct or indirect parent of the Company and (3) any payment of compensation or other employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers officers, directors, employees, managers, consultants and independent contractors of the Company or any of its Restricted Subsidiaries or any direct or indirect parent of the Company (including amounts paid pursuant to any management equity plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, stock option or similar plans and any successor plan thereto and any supplemental executive retirement benefit plans or arrangements), in each case, in the ordinary course of business or as otherwise approved in good faith by the Board of Directors of the Company, any of its Restricted Subsidiaries or any direct or indirect parent of the Company;

(xvi)      investments by Affiliates in Indebtedness or preferred Equity Interests of the Company or any of its Subsidiaries, so long as non-Affiliates were also offered the opportunity to invest in such Indebtedness or preferred Equity Interests, and transactions with Affiliates solely in their capacity as holders of Indebtedness or preferred Equity Interests of the Company or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(xvii)     the existence of, or the performance by the Company or any of its Restricted Subsidiaries of their obligations under the terms of, any registration rights agreement or shareholders’ agreement to which they are a party or become a party in the future;

(xviii)    investments by a direct or indirect parent of the Company in securities of the Company or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by a direct or indirect parent of the Company in connection therewith);

(xix)      transactions with joint ventures for the purchase or sale of goods, equipment and services entered into in the ordinary course of business;

(xx)      any lease entered into between the Company or any Restricted Subsidiary, as lessee, and any Affiliate of the Company, as lessor, in the ordinary course of business;

(xxi)      (i) intellectual property licenses in the ordinary course of business and (ii) intercompany intellectual property licenses and research and development agreements;

(xxii)     transactions pursuant to, and complying with, (i) Section 3.3 to the extent such transaction complies with Section 3.8(a)(i) or (ii) the second paragraph of Section 4.1(a) or Section 4.1(c), as applicable;

(xxiii)    intercompany transactions undertaken in good faith for the purpose of improving the tax efficiency of the Company and its Restricted Subsidiaries and not for the purpose of circumventing any covenant set forth in this Indenture; and

(xxiv)    the entering into of any tax sharing agreement or arrangement and any payments permitted by Section 3.4(b)(xxii), 3.4(b)(xxiii)(a) or 3.4(b)(xxiii)(d).

SECTION 3.9.          Change of Control.

(a)        Upon the occurrence of a Change of Control after the Issue Date, each Holder shall have the right to require the Company to purchase all or any part of such Holder’s Notes at a purchase price in cash (the “Change of Control Payment”) equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the applicable purchase date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable purchase date), except to the extent the Company has elected to redeem all of the Notes pursuant to Section 5.1.

(b)        Prior to or within 30 days following any Change of Control, except to the extent that the Company has exercised its right to redeem all of the Notes pursuant to Section 5.1, the Company shall deliver a notice (a “Change of Control Offer”) to each Holder, with a copy to the Trustee, or otherwise in accordance with the Depositary’s procedures, describing:

(i)        that a Change of Control has occurred or, if the Change of Control Offer is being made in advance of a Change of Control, that a Change of Control is expected to occur, and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (subject to the right of Holders of record on a Record Date to receive interest on the relevant Interest Payment Date falling prior to or on the purchase date);

(ii)        the transaction or transactions that constitute, or are expected to constitute, such Change of Control;

(iii)      the purchase date (which shall be no earlier than 10 days nor later than 60 days from the date such notice is delivered (unless delivered in advance of the occurrence of such Change of Control)) (the “Change of Control Payment Date”);

(iv)      that any Note not properly tendered will remain outstanding and continue to accrue interest;

(v)        that unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(vi)      that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the Paying Agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(vii)     that Holders shall be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes; provided that the Paying Agent receives, not later than the expiration time of the Change of Control Offer, a written notice setting forth the name of the Holder, the principal amount of Notes tendered for purchase and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(viii)     that if a Holder (other than a Holder of a Global Note) is tendering for purchase less than all of its Notes, the Company will issue new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered (and the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof);

(ix)      if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(x)      the other instructions determined by the Company, consistent with this Section 3.9, that a Holder must follow in order to have its Notes purchased.

While the Notes are in global form and the Company makes an offer to purchase all of the Notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the

Notes to be made through the facilities of the Depositary in accordance with the rules and regulations thereof.

(c)      Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Paying Agent at the address specified in the notice at least three Business Days prior to the Change of Control Payment Date. Holders shall be entitled to withdraw their election if the Paying Agent receives not later than prior to the expiration time of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount at maturity of the Note which was delivered for purchase by the Holder and a statement that such Holder is withdrawing its tendered Note and its election to have such Note purchased.

(d)      On the Change of Control Payment Date, all Notes purchased by the Company under this Section 3.9 shall be delivered by the Company to the Trustee for cancellation, and the Company shall pay through the Paying Agent the purchase price, plus accrued and unpaid interest, if any, to, but not including the Change of Control Payment Date, to the Holders entitled thereto. With respect to any Note purchased in part (other than a Global Note), the Company shall issue a new Note in a principal amount equal at maturity to the unpurchased portion of the original Note in the name of the Holder upon cancellation of the original Note.

(e)      Notwithstanding the provisions of this Section 3.9, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes an offer to purchase the Notes at a price at or above 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase, in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not validly withdrawn under such offer. Additionally, the Company shall not be required to make a Change of Control Offer if the Company has previously issued a notice of a full redemption pursuant to the provisions of Section 5.4, which may be subject to the consummation of the Change of Control.

(f)      [Reserved].

(g)      A Change of Control Offer may be made in advance of a Change of Control and may be conditioned upon such Change of Control on analogous terms as those described in Section 5.1(b).

(h)      The Company shall comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 3.9. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 3.9, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 3.9 by virtue of such compliance.

(i)      On the Change of Control Payment Date, the Company shall, to the extent permitted by law:

(i)        accept for payment all Notes issued by the Company or portions thereof validly tendered and not validly withdrawn pursuant to the Change of Control Offer;

(ii)      deposit with the Paying Agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(iii)      deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Company.

SECTION 3.10.        [Reserved].

SECTION 3.11.        Future Guarantors. If, on or after the Issue Date, (a) any Domestic Subsidiary of the Company (including any newly formed, newly acquired or newly redesignated Restricted Subsidiary, but excluding any Receivables Subsidiary) that is not then a Guarantor guarantees or Incurs any Indebtedness under the Senior Credit Agreement or guarantees (i) any Existing Convertible Notes, or (ii) any capital markets Indebtedness of the Company or any of its Restricted Subsidiaries with an aggregate principal amount of $50.0 million (clauses (i) and (ii), collectively, “Certain Capital Markets Debt”) or (b) the Company otherwise elects to have any Restricted Subsidiary of the Company become a Guarantor, then, in each such case, the Company shall cause such Restricted Subsidiary to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall become a Guarantor under this Indenture providing for a Guarantee by such Restricted Subsidiary on the same terms and conditions as those set forth in this Indenture and applicable to the other Guarantors; provided that, in the case of clause (a), such supplemental indenture shall be executed and delivered to the Trustee within 20 Business Days of the date that such Indebtedness under the Senior Credit Agreement or such Certain Capital Markets Debt has been guaranteed or Incurred, as applicable, by such Restricted Subsidiary.

Each Guarantee shall be released upon the terms and in accordance with Section 10.2(b).

SECTION 3.12.        Compliance Certificate; Statement by Officers as to Default. The Company shall deliver to the Trustee at its Corporate Trust Office, within 120 days after the end of each fiscal year of the Company ending after the Issue Date, an Officer’s Certificate to the effect that to the best knowledge of the signer thereof on behalf of the Company, the Company is or is not in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company (through its own action or omission or through the action or omission of any Guarantor, as applicable) shall be in default, specifying all such defaults and the nature and status thereof of which such signer may have knowledge. The individual signing any certificate given by any Person pursuant to this Section 3.12 shall be the principal executive, financial or accounting officer of such Person or the direct or indirect parent of such Person.

So long as any of the Notes are outstanding, upon any Officer becoming aware of any Default or Event of Default, the Company shall deliver to the Trustee at its Corporate Trust Office, within 30 days after such Officer becoming aware of such Default or Event of Default (unless such Default or Event of Default has been cured or waived within such 30-day time period), an Officer’s Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

SECTION 3.13.        Designation of Restricted and Unrestricted Subsidiaries.

(a)        The Board of Directors of the Company or any direct or indirect parent of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that immediately after giving effect to such designation no Specified

Event of Default shall have occurred and be continuing as a result of such designation; provided, further, that either:

(i)        the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(ii)       if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 3.4.

(b)        The Board of Directors of the Company or any direct or indirect parent of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary. Any Indebtedness of such Subsidiary and any Liens encumbering its assets at the time of such designation shall be deemed newly Incurred or established, as applicable, at such time.

(c)        Any such designation by the Board of Directors of the Company or any direct or indirect parent of the Company pursuant to Section 3.13(b) shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company or any direct or indirect parent of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with this Section 3.13.

SECTION 3.14.        Covenant Suspension.

(a)        If on any date following the Issue Date (i) the Notes have an Investment Grade Rating from at least two of the Rating Agencies and (ii) no Default has occurred and is continuing under this Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) of this Section 3.14 being collectively referred to as a “Covenant Suspension Event”), (x) the Guarantees will be automatically and unconditionally released and discharged and (y) the Company and its Restricted Subsidiaries will not be subject to Sections 3.3, 3.4, 3.6, 3.7, 3.8, 3.11, and clause (a)(iv) of Section 4.1 (collectively, the “Suspended Covenants”).

(b)        In the event that, after a Covenant Suspension Event, the Notes no longer have an Investment Grade Rating from at least two of the Rating Agencies (the date of such event, the “Reversion Date”), then the Company and its Restricted Subsidiaries shall thereafter again be subject to the Suspended Covenants under this Indenture with respect to future events and the Suspended Covenants will be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain an Investment Grade Rating from at least two of the Rating Agencies (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Rating from at least two of the Rating Agencies); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the related Guarantees thereof with respect to the Suspended Covenants, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during any Suspension Period (as defined below) or any actions taken at any time pursuant to any contractual obligation arising during any Suspension Period, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The Company and any Subsidiary will be permitted, without causing a Default, Event of Default or breach of any of the Suspended Covenants (notwithstanding the reinstatement thereof) under this Indenture to honor, comply with or otherwise perform any contractual commitments or obligations entered into during a Suspension Period and to consummate the transactions contemplated thereby at any time. The period of time between a Covenant Suspension Event and any subsequent Reversion Date is referred to as the “Suspension Period.”

(c)        On the Reversion Date, if any, with respect to any Suspension Period: (i) for purposes of Section 3.3, all Indebtedness Incurred under the Senior Credit Agreement during any Suspension Period will be deemed to have been Incurred pursuant to pursuant to Section 3.3(b)(i); (ii) for purposes of Section 3.3, all Indebtedness Incurred or Disqualified Stock or Preferred Stock issued during any Suspension Period will be deemed to have been outstanding on the Issue Date so that it is permitted pursuant to Section 3.3(b)(iii); (iii) for purposes of Section 3.8, all agreements and arrangements entered into by the Company or any Restricted Subsidiary with an Affiliate of the Company during the Suspension Period shall be deemed to have been outstanding on the Issue Date so that it is permitted under Section 3.8(b)(v); (iv) all contracts entered into during the Suspension Period that contain any of the restrictions contemplated by Section 3.6 shall be deemed to have been entered into pursuant to Section 3.6(b)(i); and (v) any Lien Incurred during the Suspension Period will be deemed to have been outstanding on the Issue Date so that it is permitted pursuant to clause (7) of the definition of “Permitted Liens.”

(d)        During any Suspension Period, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture unless such designation would have complied with Section 3.4 as if Section 3.4 were in effect since the Issue Date and throughout the Suspension Period.

Promptly following the occurrence of any Covenant Suspension Event or Reversion Date, the Company will provide an Officers’ Certificate to the Trustee regarding such occurrence. The Trustee shall have no obligation to independently determine or verify if a Covenant Suspension Event or Reversion Date has occurred or notify the holders of any Covenant Suspension Event or Reversion Date. The Trustee may provide a copy of such Officers’ Certificate to any holder of the Notes upon request.

Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 3.4 will be made as though Section 3.4 had been in effect prior to, but not during, any Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the Available Amount.

SECTION 3.15.        Stay, Extension and Usury Laws. The Company and each of the Guarantors covenant (to the extent that they may lawfully do so) that they shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and covenant that they shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

SECTION 3.16.        Activities Limiting Use of Proceeds Prior to the Coherent Acquisition. Subject to the immediately following sentence, prior to the earlier of (i) the date of the consummation of the Coherent Acquisition and (ii) the Special Mandatory Redemption Date, the gross proceeds of the Notes shall not be used for any purpose and shall remain in a bank account reasonably acceptable to the Initial Purchasers. Notwithstanding the foregoing, prior to the Special Mandatory Redemption Date, the gross proceeds of the Notes may be invested in Eligible Investments and nothing herein shall prevent the Company from using the gross proceeds (x) to consummate the Coherent Acquisition and the other Transactions as described in the “Use of proceeds” section in the Offering Memorandum or (y) to redeem the Notes pursuant to a Special Mandatory Redemption.

SECTION 3.17.        Additional Amounts.

After the occurrence of a Non-U.S. Domicile Transaction with respect to the Company or any successor in interest to the Company (each such Company or successor, a “non-U.S. Payor”), all payments made by a non-U.S. Payor on or with respect to the Notes will be made without withholding or deduction for, or on account of, any present or future Taxes unless such withholding or deduction is required by law or by the interpretation of administration of law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1)

any jurisdiction (other than the United States or any political subdivision or Governmental Authority thereof or therein having power to tax) from or through which payment on the Notes is made by or on behalf of a non-U.S. Payor, or any political subdivision or Governmental Authority thereof or therein having the power to tax; or

(2)

any jurisdiction (other than the United States or any political subdivision or Governmental Authority thereof or therein having the power to tax) in which a non-U.S. Payor that actually makes a payment on the Notes is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or Governmental Authority thereof or therein having the power to tax

(each of clauses (1) and (2), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes, including payments of principal, redemption price, interest or premium, if any, the non-U.S. Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the Holder after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts that would have been received in respect of such payments on the Notes in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1)

any Taxes that would not have been so imposed, withheld, deducted or levied but for the existence of any present or former connection between the relevant Holder (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, or possessor of power over, the relevant Holder, if such Holder is an estate, nominee, trust, partnership, limited liability company or corporation or other entity) or beneficial owner of the Note and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Notes or the enforcement or receipt of any payment in respect thereof;

(2)

any Taxes that would not have been so imposed, withheld, deducted or levied if the Holder of the Note had complied with any applicable certification, information, documentation or other reporting requirement concerning such Holder’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, if compliance is timely requested by the non-U.S. Payor and required under the tax laws and regulations of the Relevant Taxing Jurisdiction or any taxing authority thereof or therein or by an applicable income tax treaty to which the Relevant Taxing Jurisdiction is a party as a precondition to exemption from or reduction in the rate of deduction or withholding of any such Taxes;

(3)

any Taxes that would not have been imposed, withheld, deducted or levied but for a change in any law, treaty, regulation, or administrative or judicial interpretation that becomes effective after the applicable payment becomes due or is duly provided for, whichever comes later;

(4)	any Taxes that are payable otherwise than by withholding from a payment on or with respect to the Notes;

(5)	any estate, inheritance, gift, sales, excise, transfer, personal property or similar Taxes;

(6)

any Taxes imposed in connection with a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to, or otherwise accepting payment from, another Paying Agent;

(7)

any Taxes payable under Sections 1471 through 1474 of the Code, as of the date of the Offering Memorandum (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreements entered into pursuant thereto, and any intergovernmental agreements implementing the foregoing (including any legislation or other official guidance relating to such intergovernmental agreements); or

(8)	any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment (where presentation is required) within 30 days after the relevant payment was due and first made available for payment to the Holder (provided that notice of such payment is given to the Holders), except to the extent that the Holder or beneficial owner or other such person would have been entitled to Additional Amounts on presenting the Note for payment on any date during such 30-day period or (y) where, had the beneficial owner of the Note been the Holder of the Note, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (8) inclusive above.

The non-U.S. Payor will (i) make or cause to be made any required withholding or deduction and (ii) remit or cause to be remitted the full amount deducted or withheld to the relevant taxing authority of the Relevant Taxing Jurisdiction in accordance with applicable law. The non-U.S. Payor will use reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each relevant taxing authority of each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to the Trustee and the Holders. If, notwithstanding the efforts of such non-U.S. Payor to obtain such receipts, the same are not obtainable, such non-U.S. Payor will provide the Trustee and the Holders with other reasonable evidence.

If the non-U.S. Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the Notes, at least 30 days prior to the date of such payment, the non-U.S. Payor will deliver to the Trustee an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 45 days prior to the relevant payment date, in which case the non-U.S. Payor shall deliver such Officer’s Certificate and such other information as promptly as practicable after the date that is 30 days prior to the payment date). The Trustee shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary.

Wherever in this Indenture or the Notes there is mention of, in any context:

(1)	the payment of principal;

(2)	redemption prices or purchase prices in connection with a redemption or purchase of Notes;

(3)	interest; or

(4)	any other amount payable on or with respect to any of the Notes;

such reference shall be deemed to include payment of Additional Amounts as described under this Section 3.17 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The non-U.S. Payor will pay any present or future stamp, court or documentary Taxes, or any other excise, property or similar Taxes that arise in any Relevant Taxing Jurisdiction from the execution, delivery, issuance, initial resale, registration or enforcement of any Notes, this Indenture or any other document or instrument in relation thereto (other than a transfer of the Notes). The foregoing obligations will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a non-U.S. Payor is organized or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

ARTICLE IV

Merger, Consolidation, Amalgamation or Sale of All or Substantially All Assets

SECTION 4.1.        When the Company and Guarantors May Merge, Amalgamate or Otherwise Dispose of Assets.

(a)        The Company shall not consolidate, merge or amalgamate with or into or wind up into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose (including pursuant to a Division) of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i)        the Company is the surviving Person or the Person formed by or surviving any such consolidation, merger, amalgamation or winding up (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the Company or such Person, as the case may be, being herein called the “Successor Company”) is a corporation, partnership, limited partnership, limited liability company, trust or other business entity organized or existing under the laws of any Designated Jurisdiction or, if such entity is not organized or existing under the laws of any Designated Jurisdiction, a co-obligor of the Notes is organized or existing under such laws (any such transaction resulting in the Successor Company being an entity organized or existing under the laws of any jurisdiction other than a U.S. domestic jurisdiction, a “Non-U.S. Domicile Transaction”);

(ii)        the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under this Indenture and the Notes pursuant to one or more supplemental indentures or other documents or instruments;

(iii)        immediately after giving effect to such transaction and any related transactions (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(iv)        immediately after giving pro forma effect to such transaction and any related transactions, as if such transaction had occurred at the beginning of the applicable four-quarter period, either:

(1)        the Company (or the Successor Company, if applicable) would be permitted to Incur at least $1.00 of additional Indebtedness as Ratio Debt; or

(2)        the Fixed Charge Coverage Ratio for the Company (or the Successor Company, if applicable) and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company (or the Successor Company, if applicable) and its Restricted Subsidiaries immediately prior to such transaction;

(v)        each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s Obligations under this Indenture and the Notes; and

(vi)        the Company shall have delivered to the Trustee an Officer’s Certificate and, solely to the extent that the Company is not the Successor Company, an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with this Indenture.

The Successor Company (if other than the Company) shall succeed to, and be substituted for, the Company under this Indenture and the Notes, and the Company shall automatically be released and discharged from its obligations under this Indenture and the Notes (other than in connection with a lease). Notwithstanding clauses (iii) and (iv) of the immediately preceding paragraph, (A) the Company may consolidate or amalgamate with, merge into, consummate a Division as the Dividing Person or sell, assign, transfer, lease, convey or otherwise dispose of all or part of its properties and assets to any Guarantor (or to a Person that becomes a Guarantor in connection with or promptly following such transaction), (B) the Company may merge, consolidate or amalgamate with an Affiliate of the Company solely for the purpose of reincorporating or reorganizing the Company in a Designated Jurisdiction or to change the legal form of the Company, (C) the Company may convert into a corporation, partnership, limited partnership, limited liability company, trust or other business entity organized or existing under the laws of a Designated Jurisdiction or, in the case of each of clauses (A), (B) and (C) of this paragraph, if the resulting entity is not organized or existing under the laws of a Designated Jurisdiction, a co-obligor of the Notes is organized or existing under such laws and (D) any Restricted Subsidiary may merge, amalgamate or consolidate with the Company; provided that the Company is the Successor Company in such merger, amalgamation or consolidation.

(b)        Subject to Section 10.2, each Guarantor shall not, and the Company shall not permit any Guarantor to, consolidate, merge or amalgamate with or into or wind up into (whether or not such Guarantor is the surviving corporation) or sell, assign, transfer, lease, convey or otherwise dispose (including pursuant to a Division) of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i)        (A) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, merger, amalgamation or winding up (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) is a corporation, partnership, limited partnership, limited liability company, trust or other business entity (or the foreign analog thereof) organized or existing under the laws of the jurisdiction of organization of such Guarantor or the laws of the United States, any state or territory thereof or the District of Columbia, a Designated Jurisdiction (provided the Successor Guarantor is or becomes a Guarantor), or, in the case of a voluntary Guarantee by a Foreign Subsidiary, the jurisdiction of organization of such Guarantor, or the laws of another jurisdiction so long as the Guarantee provided by such surviving Person under the laws of such other jurisdiction is substantially equivalent to the Guarantee provided under the laws of the jurisdiction of formation of the predecessor Guarantor (provided the Successor Guarantor is or becomes a Guarantor);

(B)        the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Indenture and such Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments;

(C)        immediately after giving effect to such transaction and any related transactions (and treating any Indebtedness that becomes an obligation of the Successor Guarantor or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(D)        the Successor Guarantor (if other than such Guarantor) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture (if any) comply with this Indenture; or

(ii)        such sale or disposition or consolidation, amalgamation or merger is made in compliance with Section 3.7 to the extent applicable on the date of the subject transaction.

(c)        Subject to Article X, the Successor Guarantor shall succeed to, and be substituted for, such Guarantor under this Indenture and such Guarantor’s Guarantee, and such Guarantor shall automatically be released and discharged from its obligations under this Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, (1) a Guarantor may merge, consolidate or amalgamate with an Affiliate (other than in connection with a lease) of the Company solely for the purpose of reincorporating or reorganizing such Guarantor in the United States, any state or territory thereof or the District of Columbia or any Designated Jurisdiction (provided the Successor Guarantor is or becomes a Guarantor), so long as the principal amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby (unless such increase is permitted by this Indenture), (2) a Guarantor may (a) consolidate, merge or amalgamate with or into or wind up into, consummate a Division as the Dividing Person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets to, the Company or a Guarantor or (b) dissolve if such Guarantor sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its properties and assets to another Person in compliance with Section 3.7 and, after giving effect to such sale, assignment, transfer, lease, conveyance or disposition and any related transaction and prior to such dissolution, has no or a de minimis amount of assets, (3) a Guarantor may convert into a corporation, partnership, limited partnership, limited liability company, trust or other business entity (or the foreign analog thereof) organized or existing under the laws of the jurisdiction of organization of such Guarantor or the laws of the United States, any state or territory thereof or the District of Columbia, or the laws of any other jurisdiction so long as the Guarantee provided by such Guarantor under the laws of such other jurisdiction is substantially equivalent to the Guarantee provided under the laws of the jurisdiction of formation of such Guarantor prior to such conversion, (4) a Guarantor may liquidate or dissolve or divide or change its legal form if the Company determines in good faith that such action is in the best interests of the Company and (5) any Restricted Subsidiary may merge, amalgamate or consolidate into any Guarantor; provided, in the case of this clause (5), that the surviving Person (i) is a corporation, partnership, limited partnership, limited liability company or trust (or the foreign analog thereof) organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia or any Designated Jurisdiction (provided the Successor Guarantor voluntarily becomes a Guarantor), or in the case of a voluntary Guarantee by a Foreign Subsidiary, the jurisdiction of organization of such Restricted Subsidiary or Guarantor, or the laws of another jurisdiction, so long as the Guarantee provided by such surviving Person under the laws of such other jurisdiction is substantially equivalent to the Guarantee provided under the laws of the jurisdiction of formation of the predecessor Guarantor, and (ii) is or becomes a Guarantor upon consummation of such merger, amalgamation or consolidation. Notwithstanding the foregoing, for the avoidance of doubt, no restriction under this Section 4.1 shall limit the ability of any Non-Guarantor Subsidiary (except as provided in the following sentence) or Unrestricted Subsidiary to engage in any merger, consolidation, amalgamation or sale of all or substantially all assets.

(d)        Notwithstanding anything to the contrary herein, the Transactions shall be permitted.

ARTICLE V

Redemption of Notes

SECTION 5.1.          Optional Redemption.

(a)        The Notes may be redeemed, in whole at any time, or in part from time to time, subject to the conditions and at the redemption prices set forth in Paragraph 6 of the form of Note set forth in Exhibit A hereto, which are hereby incorporated by reference and made a part of this Indenture, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

(b)        Any redemption of the Notes may, at the Company’s discretion, be subject to one or more conditions precedent. The redemption date of any redemption that is subject to satisfaction of one or more conditions precedent may, in the Company’s discretion, be delayed until such time as any or all such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and any notice with respect to such redemption may be modified or rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company in its sole discretion) by the redemption date, or by the redemption date so delayed (which may exceed 60 days from the date of the redemption notice in such case). In addition, such notice of redemption may be extended, if such conditions precedent have not been satisfied or waived by the Company, by providing notice to the Holders.

(c)        The Company or its affiliates may at any time and from time to time purchase Notes. Any such purchases may be made through open-market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices, as well as with such consideration, as the Company or any such affiliates may determine.

SECTION 5.2.        Election to Redeem; Notice to Trustee of Optional and Mandatory Redemptions. If the Company elects to redeem Notes pursuant to Section 5.1, the Company shall furnish to the Trustee, at least two Business Days for Global Notes and 10 calendar days for Definitive Notes before notice of redemption is required to be mailed or caused to be mailed to Holders pursuant to Section 5.4 (or such shorter period as the Trustee may agree), an Officer’s Certificate setting forth (a) the paragraph or subparagraph of such Note and/or Section of this Indenture pursuant to which the redemption shall occur, (b) the Redemption Date, (c) the principal amount of the Notes to be redeemed and (d) the redemption price. The Company may also include a request in such Officer’s Certificate that the Trustee give the notice of redemption in the Company’s name and at its expense and setting forth the information to be stated in such notice as provided in Section 5.4. The Company shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 5.3.

SECTION 5.3.        Selection by Trustee of Notes to Be Redeemed. If less than all of the Notes are to be redeemed at any time, the Trustee shall select Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (so long as the Trustee knows of such listing), or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements and, in the case of the Global Notes, the Depositary’s procedures) in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof; provided that the selection of Notes for redemption shall not result in a Holder with a principal amount of Notes less than the minimum denomination of $2,000. If any Note is to be purchased or redeemed in part only, the notice of purchase or redemption relating to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed. A new Note in a principal amount equal to the unredeemed portion thereof shall be issued in the name of the Holder thereof upon cancellation of the original Note in accordance with Section 5.7. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. On and after the applicable Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the Paying Agent funds sufficient to pay the principal of and premium, if any, plus accrued and unpaid interest, if any, on the Notes to be redeemed.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to redemption of Notes shall relate, in the case of any Note redeemed or to be redeemed only in part, to the portion of the principal amount of such Note which has been or is to be redeemed.

SECTION 5.4.          Notice of Redemption. The Company shall deliver to each Holder’s registered address or otherwise in accordance with the procedures of the Depositary, a notice of redemption to each Holder whose Notes are to be redeemed pursuant to Section 5.1 at least 10 but not more than 60 days before the applicable redemption date (a “Redemption Date”); provided, however, that redemption notices may be delivered more than 60 days prior to a Redemption Date if (i) the notice is issued pursuant to Article VIII or (ii) in the case of a redemption that is subject to one or more conditions precedent, the date of redemption is extended as permitted hereunder. At the Company’s written request, the Trustee may give notice of redemption in the Company’s name and at the Company’s expense.

All notices of redemption shall be given at the Company’s option by the Company, or at the Company’s request, by the Trustee in the Company’s name and at the Company’s expense, and shall state:

(a)        the Redemption Date;

(b)        the redemption price and the amount of accrued interest, if any, to, but excluding, the Redemption Date payable as provided in Section 5.6, if any;

(c)        if less than all outstanding Notes are to be redeemed, the identification of the particular Notes (or portion thereof) to be redeemed, as well as the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;

(d)        in case any Note is to be redeemed in part only, the notice which relates to such Note shall state that on and after the Redemption Date, upon surrender of such Note, the Holder shall receive, without charge, a new Note or Notes of authorized denominations for the principal amount thereof remaining unredeemed;

(e)        that on the Redemption Date the redemption price (and accrued interest to, but excluding, the Redemption Date payable as provided in Section 5.6, if any) shall become due and payable upon each such Note, or the portion thereof, to be redeemed, and, unless the Company defaults in making the redemption payment, that interest on Notes called for redemption (or the portion thereof) shall cease to accrue on and after said date;

(f)        the place or places where such Notes are to be surrendered for payment of the redemption price and accrued interest, if any;

(g)        the name and address of the Paying Agent;

(h)        that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(i)        the CUSIP number, and that no representation is made as to the accuracy or correctness of the CUSIP number, if any, listed in such notice or printed on the Notes;

(j)        the Section of this Indenture pursuant to which the Notes are to be redeemed; and

(k)        any conditions to such redemption.

At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided, however, that the Company shall have delivered to the

Trustee, at least two Business Days prior to when the notice of the redemption is to be given, such notice and an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph. Such Officer’s Certificate shall state that all conditions precedent to the delivery of such notice have been complied with. The Company shall be responsible for making calculations called for under the Notes and this Indenture, including but not limited to determination of interest, redemption price, premium, if any, and any other amounts payable on the Notes. The Company will make the calculations in good faith and, absent manifest error, its calculations will be final and binding on the Holders. The Trustee is entitled to rely conclusively on the accuracy of the Company’s calculations without independent verification.

The Company may redeem the Notes pursuant to one or more of the relevant provisions in this Indenture, and a single notice of redemption may be delivered with respect to redemptions made pursuant to different provisions. Any such notice may provide that redemptions made pursuant to different provisions may have different Redemption Dates or may specify the order in which redemptions taking place on the same Redemption Date are deemed to occur.

SECTION 5.5.          Deposit of Redemption Price. Prior to 10:00 a.m. (New York City time) on any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 2.4) an amount of money sufficient to pay the redemption price of, and accrued interest on, all the Notes which are to be redeemed on that date.

SECTION 5.6.          Notes Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the redemption price therein specified (together with accrued interest, if any, to, but excluding, the Redemption Date), and from and after such date (unless the Company shall default in the payment of the redemption price and accrued interest, if any, to, but excluding, the Redemption Date) such Notes shall cease to bear interest. Upon surrender of any such Note for redemption in accordance with said notice, such Note shall be paid by the Company at the redemption price, together with accrued interest, if any, to, but excluding, the Redemption Date (subject to the rights of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the Redemption Date).

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate borne by the Notes.

If a Redemption Date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, shall be paid to the Person in whose name the Note is registered at the close of business on such Record Date, and no further interest shall be payable to Holders whose Notes shall be subject to redemption by the Company.

SECTION 5.7.          Notes Redeemed in Part. Any Note which is to be redeemed only in part (pursuant to the provisions of this Article) shall be surrendered at the office or agency of the Company maintained for such purpose pursuant to Section 2.3 (with, if the Company so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Company shall execute, and the Trustee upon receipt of an Authentication Order shall authenticate and make available for delivery to the Holder of such Note at the expense of the Company, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered; provided that each such new Note shall be in a minimum principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

SECTION 5.8.          Offer to Repurchase. In the event that, pursuant to Section 3.7, the Company is required to commence an offer to all Holders to purchase the Notes (an “Offer to Repurchase”), it shall follow the procedures specified below:

(a)        The Offer to Repurchase shall remain open for a period of at least 10 days following its commencement and not more than 60 days, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Company shall apply all Excess Proceeds (the “Offer Amount”) to the purchase of Notes and such Pari Passu Indebtedness, if any (in each instance, on a pro rata basis, if applicable), or, if less than the Offer Amount has been tendered, all Notes and other Indebtedness tendered in response to the Offer to Repurchase. Payment for any Notes so purchased shall be made pursuant to Section 3.1.

(b)        If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Offer to Repurchase.

(c)        Upon the commencement of an Offer to Repurchase, the Company shall send, by first class mail (or electronically for Global Notes), a notice to the Trustee and each of the Holders. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Repurchase. The notice, which shall govern the terms of the Offer to Repurchase, shall state:

  (i)        that the Offer to Repurchase is being made pursuant to this Section 5.8 and Section 3.7, and the length of time the Offer to Repurchase shall remain open;

 (ii)        the Offer Amount, the purchase price and the Purchase Date;

(iii)        that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv)        that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Offer to Repurchase shall cease to accrue interest after the Purchase Date;

 (v)        that Holders electing to have a Note purchased pursuant to an Offer to Repurchase may elect to have Notes purchased in a minimum amount of $2,000 or an integral multiple of $1,000 in excess thereof only;

(vi)        that Holders electing to have Notes purchased pursuant to any Offer to Repurchase shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three Business Days before the Purchase Date;

 (vii)        that Holders shall be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than on the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased;

(viii)        that, if the aggregate principal amount of Notes and, if applicable, Pari Passu Indebtedness, if any, surrendered by Holders thereof exceeds the Offer Amount, the Trustee shall select the Notes and, if applicable, the Company shall select such Pari Passu Indebtedness to be purchased or prepaid, on a pro rata basis based on the principal amount of Notes and Pari Passu Indebtedness, if any, surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in minimum denominations of $2,000, or integral multiples of $1,000 in excess thereof, shall be purchased); and

 (ix)        that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

(d)        On or before the Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Offer to Repurchase, or if less than the Offer Amount has been tendered, all Notes tendered, and shall deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 5.8. The Company, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Note, and the Trustee, upon written request from the Company, shall authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Offer to Repurchase on the Purchase Date.

SECTION 5.9.          Special Mandatory Redemption.

(a)        If (i) the Coherent Acquisition has not been consummated on or prior to 11:59 p.m., Eastern time, on December 15, 2022 or (ii) the Company informs the Trustee in writing or otherwise announces in writing that the Coherent Acquisition is no longer being pursued and/or the Merger Agreement has been terminated without consummation of the Coherent Acquisition (the earliest date of any such event described in the foregoing clauses (i) and (ii), the “Special Termination Date”), then the Company will be required to redeem all outstanding Notes (such redemption, the “Special Mandatory Redemption”) at a redemption price (the “Special Mandatory Redemption Price”) equal to 100.0% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The Company will promptly send a copy of any such announcement in writing referenced in the foregoing sentence, if any, to the Trustee.

(b)        In the event the Company becomes obligated to redeem the Notes pursuant to the Special Mandatory Redemption, the Company will promptly, and in any event not more than ten Business Days after the Special Termination Date, the Company will deliver the notice of Special Mandatory Redemption to the Trustee, which shall specify the date upon which such notes will be redeemed (the “Special Mandatory Redemption Date”), which date shall be no later than the third Business Day after the date of such notice. The Trustee will then, within two Business Days of its receipt of such notice, deliver to each Holder at its registered address or otherwise in accordance with the Depositary’s procedures. Unless the Company is in default in payment of the Special Mandatory Redemption Price of the outstanding Notes to be redeemed on the Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, interest will cease to accrue on the Notes.

(c)        Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on the Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Dates to the registered holders as of the close of business on the relevant record dates in accordance with the terms of the Notes and this Indenture.

(d)        Other than as specifically provided in this Section 5.9, any redemption pursuant to this Section 5.9 shall be made pursuant to the applicable provisions of Article V hereof.

SECTION 5.10.          Redemption for Tax Reasons. After the occurrence of a Non-U.S. Domicile Transaction, the non-U.S. Payor may redeem the Notes, at its option, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest on the Notes to be redeemed to, but excluding the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable redemption date), at any time, if:

(1)        the non-U.S. Payor has become, or on the next date on which any amount would be payable with respect to the Notes will become, obliged to pay Additional Amounts with respect to the Notes as a result of any change in, or amendment to, the laws, regulations, treaties or rulings of a Relevant Taxing Jurisdiction affecting taxation, or any change in, or amendment to, an official position regarding the application, interpretation, administration or enforcement of such laws, regulations, treaties or rulings (including a holding by a court of competent jurisdiction in a Relevant Taxing Jurisdiction), which change or amendment is enacted, adopted, announced or becomes effective on or after the Non-U.S. Domicile Transaction; and

(2)        the obligation to pay such Additional Amounts cannot be avoided by taking reasonable measures available to the non-U.S. Payor (including the appointment of a new Paying Agent).

Notice of any such redemption will be mailed, or delivered electronically if held by any depositary in accordance with such depositary’s customary procedures, at least 10 days but not more than 60 days before the redemption date to each registered Holder of Notes to be redeemed; provided that the notice of redemption shall not be given earlier than 90 days before the earliest date on which the non-U.S. Payor would be obligated to pay such Additional Amounts if a payment in respect of the Notes to be redeemed was then due. Any notice of redemption may provide that payment of the redemption price and the non-U.S. Payor’s obligations with respect to the redemption may be performed by another person.

Prior to the mailing or delivery of any notice of redemption pursuant to this Section 5.10, the non-U.S. Payor will deliver to the Trustee and the Paying Agent:

(1)         a certificate signed by one of its officers stating that the non-U.S. Payor is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the non-U.S. Payor’s right to do so have occurred; and

(2)        a written opinion of independent tax counsel of nationally recognized standing to the effect that the non-U.S. Payor has or will become obligated to pay such Additional Amounts as a result of a change or amendment described above.

The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to a non-U.S. Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or Governmental Authority thereof or therein having the power to tax. The foregoing provisions will survive any termination, defeasance or discharge of this Indenture.

Other than as specifically provided in this Section 5.10, any redemption pursuant to this Section 5.10 shall be made pursuant to the applicable provisions of Article V hereof.

ARTICLE VI

Defaults and Remedies

SECTION 6.1.          Events of Default. Each of the following is an “Event of Default”:

  (i)        a default in any payment of interest on any Note when due, continued for 30 days;

 (ii)        a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon acceleration or otherwise;

(iii)        the failure by the Company or any Restricted Subsidiary to comply for 60 days after receipt of written notice referred to below with any of its obligations, covenants or agreements (other than a default pursuant to Section 6.1(i) or 6.1(ii)) contained in the Notes or this Indenture; provided that in the case of a failure to comply with Section 3.2, such period of continuance of such default or breach shall be 120 days after written notice described in this clause (iii) has been given;

(iv)        (x) the failure by the Company or any Restricted Subsidiary to pay the principal amount of any Indebtedness for borrowed money (other than Indebtedness for borrowed money owing to the Company or a Restricted Subsidiary) within any applicable grace period after final maturity or (y) the acceleration of any Indebtedness for borrowed money (other than Indebtedness for borrowed money owing to the Company or a Restricted Subsidiary) by the holders thereof because of a default, in each case of subclauses (x) and (y), if the total amount of such Indebtedness unpaid at final maturity or accelerated exceeds $75.0 million or its foreign currency equivalent;

 (v)        the Company or any Significant Subsidiary pursuant to or within the meaning of the Bankruptcy Code:

(1)        commences a voluntary case;

(2)        consents to the entry of an order for relief against it in any voluntary case;

(3)        consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4)        makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

 (vi)        a court of competent jurisdiction enters an order or decree under the Bankruptcy Code that:

(1)        is for relief against the Company or any Significant Subsidiary in an involuntary case;

(2)        appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(3)        orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(vii)        failure by the Company or any Significant Subsidiary to pay final and non-appealable judgment(s) aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent insurance companies), which judgment(s) are not discharged, waived or stayed for a period of 60 days after such judgment(s) become final and, in the event such judgment(s) are covered by insurance, enforcement proceeding(s) have been commenced by any creditor upon such judgment(s) or decree(s) which are not promptly stayed; or

(viii)        the Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof or of this Indenture), or any Guarantor that is a Significant Subsidiary denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination or discharge of this Indenture or the release of any such Guarantee in accordance with this Indenture and such Default continues for ten days.

The foregoing shall constitute Events of Default, whatever the reason for any such Event of Default, and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under Section 6.1(iii) shall not constitute an Event of Default until the Trustee or the Holders of at least 30.0% in aggregate principal amount of outstanding Notes notify the Company in writing of the Default and such Default is not cured within the time specified in Section 6.1(iii) after receipt of such notice.

SECTION 6.2.          Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.1(v) or 6.1(vi) above with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 30.0% in aggregate principal amount of outstanding Notes by written notice to the Company (and to the Trustee, if given by the Holders) may declare the principal of, premium, if any, and accrued but unpaid interest, if any, on all outstanding Notes to be due and payable; provided, that no such declaration may occur after the date that is two years after the earlier to occur of (a) notice to the Trustee of the Default or Event of Default or (b) public disclosure or disclosure to the holders of the action or event resulting in such Default or Event of Default. Upon such a declaration, such principal, premium, if any, and interest, if any, shall be due and payable immediately. If an Event of Default arising from Section 6.1(v) or 6.1(vi) of the Company occurs, the principal of, premium, if any, and interest on, all the outstanding Notes shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

Any notice of Default, notice of acceleration or instruction to the Trustee to provide a notice of Default, notice of acceleration or take any other action relating to a Default or Event of Default other than a bankruptcy default (a “Noteholder Direction”) with respect to the Notes provided by any one or more Holders of the Notes (other than a Regulated Bank) (each a “Directing Holder”) must be accompanied by a separate written representation from each such Holder delivered to the Company and the Trustee that such Holder is not (or, in the case such Holder is the Depositary or its nominee, that such Holder is being instructed solely by beneficial owners that have represented to such Holder that they are not) Net Short (a “Position Representation”), which representation, in the case of a Noteholder Direction relating to the delivery of a notice of Default shall be deemed a continuing representation until the resulting Default or Event of Default is cured or otherwise ceases to exist or the Notes are accelerated. In addition, each Directing Holder is deemed, at the time of providing a Noteholder Direction, to covenant to provide the Company with such other information as the Company may reasonably request from time to time in order to verify the accuracy of such Holder’s Position Representation within five Business Days of request therefor (a “Verification Covenant”). In any case in which the Holder is the Depositary or its nominee, any clearinghouse or any other depositary, any Position Representation or Verification Covenant required hereunder shall be provided by the Depositary or its nominee, such clearinghouse or such other depositary or by the beneficial owner of an interest in the Notes after delivery to the Trustee of the evidence of beneficial ownership satisfactory to the Trustee.

If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company determines in good faith that there is a reasonable basis to believe a Directing Holder was, at any relevant time, in breach of its Position Representation and provides to the Trustee an Officer’s Certificate stating that the Company has filed papers with a court of competent jurisdiction seeking a determination that such Directing Holder was, at such time, in breach of its Position Representation, and seeking to invalidate any Event of Default that resulted from the applicable Noteholder Direction, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to such Event of Default shall be automatically reinstituted and any remedy stayed pending a final and non-appealable determination of a court of competent jurisdiction on such matter, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction. If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company provides to the Trustee an Officer’s Certificate stating that a Directing Holder failed to satisfy its Verification Covenant, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to any Event of Default that resulted from the applicable Noteholder Direction shall be automatically reinstituted and any remedy stayed pending satisfaction of such Verification Covenant, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction. Any breach of the Position Representation shall result in such Holder’s participation in such Noteholder Direction being disregarded; and, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction, such Noteholder Direction shall be void ab initio (other than any indemnity such Directing Holder may have offered the Trustee which obligations shall continue to survive), with the effect that such Event of Default shall be deemed never to have occurred, acceleration shall be voided and the Trustee shall be deemed not to have received such Noteholder Direction or any notice of such Default or Event of Default.

Notwithstanding anything in the preceding two paragraphs to the contrary, any Noteholder Direction delivered to the Trustee during the pendency of an Event of Default as the result of a bankruptcy or similar proceeding shall not require compliance with the foregoing paragraphs. In addition, for the avoidance of doubt, the foregoing paragraphs shall not apply to any Holder that is a Regulated Bank; provided that if a Regulated Bank is a Directing Holder or a beneficial owner directing the Depositary it shall provide a written representation to the Company that it is a Regulated Bank.

For the avoidance of doubt, the Trustee shall be entitled to conclusively rely on any Noteholder Direction delivered to it in accordance with this Indenture, shall have no duty to inquire as to or investigate the accuracy of any Position Representation, enforce compliance with any Verification Covenant, verify any statements in any Officer’s Certificate delivered to it, or otherwise make calculations, investigations or determinations with respect to Derivative Instruments, Net Shorts, Long Derivative Instruments, Short Derivative Instruments or otherwise. The Trustee shall have no liability to the Company, any Holder or any other Person in acting in good faith on a Noteholder Direction, Position Representation, or any information delivered pursuant to the Verification Covenant, or to determine whether any Position Representation, Verification Covenant, Noteholder Direction or any related certification conforms with this Indenture, the Notes or any other document.

It is understood and agreed that the Company and the Trustee shall be entitled to rely on each representation, deemed representation and certification made by, and covenant of, each beneficial owner provided for in this section. Notwithstanding any other provision of this Indenture, the Notes or any other document, the provisions of this paragraph shall apply and survive with respect to each beneficial owner notwithstanding that any such Person may have ceased to be a beneficial owner, this Indenture may have been terminated or the Notes may have been redeemed in full. In no event shall the Trustee have any liability or obligation to monitor or inquire as to whether any Holder is Net Short and/or whether such Holder has delivered any Position Representation, Verification Covenant, Noteholder Direction, or any related certifications under this Indenture or in connection with the Notes.

With their acquisition of the Notes, each Holder consents to the delivery of its Position Representation by the Trustee to the Company in accordance with the terms of this Indenture. Each Holder of the Notes waives any and all claims, in law and/or in equity, against the Trustee and agrees not to commence any legal proceeding against the Trustee in respect of, and agrees that the Trustee will not be liable for any action that the Trustee takes in accordance with the foregoing four paragraphs, or arising out of or in connection with following instructions or taking actions in accordance with a Noteholder Direction.

SECTION 6.3.          Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture (including sums owed to the Trustee and its agents and counsel) and the Guarantees.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

SECTION 6.4.        Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the then-outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes, waive, rescind or cancel any declaration of an existing or past Default or Event of Default and its consequences under this Indenture if such waiver, rescission or cancellation would not conflict with any judgment or decree (except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes (other than such nonpayment of principal or interest that has become due as a result of such acceleration)). Upon any such waiver, rescission or cancellation of a Default or Event of Default, any such Default or Event of Default shall cease to exist, and any Event of Default arising from any such Default shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

In the event of any Event of Default arising from Section 6.1(iv), such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if prior to 20 days after such Event of Default arose, the Company delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the requisite amount of Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has otherwise been cured.

SECTION 6.5.          Control by Majority. The Holders of a majority in aggregate principal amount of the then-outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability; provided, however, that the Trustee shall have no obligation to determine whether or not any action or inaction is unduly prejudicial to the rights of any Holder. Prior to taking any action under this Indenture, the Trustee shall be entitled to security or indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses that may be caused by taking or not taking such action.

SECTION 6.6.          Limitation on Suits. In case an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

  (i)        such Holder has previously given the Trustee written notice that an Event of Default is continuing;

 (ii)        Holders of at least 30.0% of the aggregate principal amount of the then-outstanding Notes have requested in writing the Trustee to pursue the remedy;

(iii)        such Holders have offered and, if requested, provided the Trustee security or indemnity satisfactory to it in respect of any loss, liability or expense;

(iv)        the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

 (v)        the Holders of a majority in aggregate principal amount of the then-outstanding Notes have not given the Trustee a written direction inconsistent with such request within such 60-day period.

SECTION 6.7.          Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on the Notes held by such Holder, on or after the respective due dates expressed in the Notes, shall not be impaired or affected without the consent of such Holder.

SECTION 6.8.          Collection Suit by Trustee. If an Event of Default specified in Section 6.1(i) or 6.1(ii) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.6.

SECTION 6.9.          Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company, its Subsidiaries or their respective creditors or properties and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders (pursuant to the written direction of Holders of a majority in aggregate principal amount of the then-outstanding Notes) in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.6. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in such proceeding.

SECTION 6.10.          Priorities. The Trustee shall pay out any money or property received by it in the following order:

First: to the Trustee, the Notes Custodian and the Agents for amounts due under Section 7.6;

Second: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

Third: to the Company or, to the extent the Trustee receives any amount for any Guarantor, to such Guarantor as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section. At least 15 days before such record date, the Company (or the Trustee) shall deliver to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

SECTION 6.11.          Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.7 or a suit by Holders of more than 10% in outstanding principal amount of the Notes.

ARTICLE VII

Trustee

SECTION 7.1.          Duties of Trustee.

(a)        If an Event of Default has occurred and is continuing, the Trustee shall, in the exercise of its rights and powers under this Indenture, use the same degree of care and skill in its exercise of such rights and powers as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs, subject to the provisions of clause (h) below.

(b)        Except during the continuance of an Event of Default of which a Trust Officer has actual knowledge, the Trustee:

  (i)        and the Agents undertake to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee or the Agents; and

 (ii)        in the absence of gross negligence or willful misconduct on its part, as determined in a final non-appealable decision of a court of competent jurisdiction, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee under this Indenture, the Notes and the Guarantees, as applicable. However, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture, the Notes, and the Guarantees as the case may be (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)        The Trustee shall not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, as determined in a final non-appealable decision of a court of competent jurisdiction, except that:

  (i)        this Section 7.1(c) does not limit the effect of Section 7.1(b);

 (ii)        the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer or Trust Officers unless it is proved in a final non-appealable decision of a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)        the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5.

(d)        The Trustee and the Agents shall not be liable for interest on any money received by it except as the Trustee and the Agents may agree in writing with the Company.

(e)        Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(f)        No provision of this Indenture, the Notes or the Guarantees shall require the Trustee or an Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or indemnity satisfactory to it against such risk or liability is not reasonably assured to it.

(g)        Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.1.

(h)        The Trustee shall not be under any obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee, security, prefunding or indemnity satisfactory to it against the costs, expenses (including reasonable attorneys’ fees and expenses) and liabilities that might be incurred by it in compliance with such request or direction.

SECTION 7.2.          Rights of Trustee.

(a)        The Trustee and the Agents may conclusively rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, notice, request, direction, consent, order, judgment, bond or any other paper or document believed by it to be genuine and to have been signed or presented by the proper Person or Persons. The Trustee and the Agents need not investigate any fact or matter stated in the document.

(b)        Before the Trustee acts or refrains from acting it may require an Officer’s Certificate or an Opinion of Counsel or both, except that (x) no Opinion of Counsel will be required in connection with the original issuance of Notes on the date hereof and (y) no Opinion of Counsel will be required in connection with the execution of any amendment or supplement adding a new Guarantor under this Indenture or releasing a Guarantor pursuant to Section 10.2(b) hereof. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on an Officer’s Certificate or Opinion of Counsel.

(c)        The Trustee may act through its attorneys, custodians, nominees and agents and shall not be responsible for the misconduct or negligence of or for the supervision of any agent, custodians, nominees or attorney appointed with due care.

(d)        The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or gross negligence as determined in a final non-appealable decision of a court of competent jurisdiction.

(e)        The Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture, the Notes, and the Guarantees shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder or under the Notes and the Guarantees in good faith and in accordance with the advice or opinion of such counsel.

(f)        The Trustee and the Agents shall not be bound to make any investigation into any statement, warranty or representation, or the facts or matters stated in any resolution, certificate,

statement, instrument, opinion, notice, request, direction, consent, order, judgment, bond or other paper or document made or in connection with this Indenture; moreover, the Trustee and the Agents shall not be bound to make any investigation into (i) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein, (ii) the occurrence of any default, or the validity, enforceability, effectiveness or genuineness of this Indenture or any other agreement, instrument or document or (iii) the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture, note or other evidence of indebtedness or other paper or document, but the Trustee or an Agent, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee or an Agent, as applicable, shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(g)        The Trustee shall not be deemed to have knowledge of any Default or Event of Default except any Default or Event of Default of which a Trust Officer shall have (x) received written notification from the Company or a Holder at the Corporate Trust Office of the Trustee and such notice references the Notes and this Indenture or (y) obtained “actual knowledge.” “Actual knowledge” means the actual fact or statement of knowing by a Trust Officer without independent investigation with respect thereto.

(h)        In no event shall the Trustee or an Agent be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee or Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i)        The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent (including the Agents), Notes Custodian and other Person employed to act hereunder.

(j)        The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(k)        The Trustee shall not have any duty (A) to see to any recording, filing, or depositing of this Indenture or any agreement referred to herein, or to see to the maintenance of any such recording or filing or depositing or to any rerecording, re-filing or redepositing of any thereof or (B) to see to any insurance.

(l)        The permissive rights of the Trustee or an Agent to perform any act enumerated in this Indenture shall not be construed as a duty and, with respect to such permissive rights, the Trustee or an Agent shall not be answerable for other than its gross negligence or willful misconduct, as determined in a final non-appealable decision of a court of competent jurisdiction.

(m)        The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(n)        Where this Indenture requires delivery of an Officer’s Certificate or Opinion of Counsel in connection with any request or application to the Trustee to take or refrain from taking any action hereunder, the Trustee may, in its sole discretion, waive or amend such requirement.

SECTION 7.3.          Individual Rights of Trustee. Subject to the TIA, the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Company, the Guarantors or their Affiliates with the same rights it would have if it were not the Trustee. Any Paying Agent, Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Trustee must comply with Section 7.9. In addition, the Trustee shall be permitted to engage in transactions with the Company; provided, however, that if the Trustee acquires any conflicting interest the Trustee must (i) eliminate such conflict within 90 days of acquiring such conflicting interest, (ii) apply to the SEC for permission to continue acting as Trustee or (iii) resign.

SECTION 7.4.          Disclaimer. Neither the Trustee nor any Agent shall be responsible for and none of them makes any representation as to the validity or adequacy of this Indenture, the Notes or the Guarantees, none of them shall be accountable for the Company’s use of the Notes or the proceeds from the Notes, and none of them shall be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication or for the use or application of any funds received by any Paying Agent other than the Trustee.

SECTION 7.5.          Notice of Defaults. If a Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee shall deliver to each Holder notice of the Default within 90 days after the Responsible Officer of the Trustee has actual knowledge of the Default. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the interests of the Holders.

SECTION 7.6.          Compensation and Indemnity. The Company shall pay to the Trustee and the Agents from time to time such compensation for their services as the parties shall agree in writing from time to time, and as have been separately agreed to pursuant to that certain fee agreement, dated as of June 11, 2020 and executed by or on behalf of Company. Such compensation is intended for the Trustee and the Agents’ services as contemplated by this Agreement. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee and the Agents upon request for all reasonable out-of-pocket expenses incurred or made by it, including, but not limited to, costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of preparation and mailing of notices to Holders and reasonable costs of counsel, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts. The Company shall indemnify each of the Trustee and any predecessor Trustee in each of its capacities hereunder (including, with respect to the Trustee, Paying Agent and Registrar), and each of their officers, directors, employees, counsel and agents, against any and all loss, liability or expense (including, but not limited to, reasonable attorneys’ fees and expenses) incurred by it in connection with the administration of this trust and the performance of their duties hereunder and under the Notes and the Guarantees, including the costs and expenses of enforcing this Indenture (including this Section 7.6), the Notes and the Guarantees and of defending itself against any claims (whether asserted by any Holder, the Company or otherwise). The Trustee and the Agents shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee or an Agent to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee and the Agents may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee or an Agent as a result of its own willful misconduct or gross negligence as determined by a court of competent jurisdiction in a non-appealable decision.

To secure the Company’s payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes. The right of the Trustee to receive payment of any amounts due under this Section 7.6 shall not be subordinate to any other liability or indebtedness of the Company.

The Company’s obligations pursuant to this Section and any lien arising hereunder shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee or an Agent. When the Trustee or an Agent incurs expenses after the occurrence of a Default specified in Section 6.1(v) or 6.1(vi) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Code.

Pursuant to Section 10.1, the obligations of the Company hereunder are jointly and severally guaranteed by the Guarantors.

SECTION 7.7.          Replacement of Trustee. The Trustee may resign at any time by so notifying the Company. The Holders of a majority in aggregate principal amount of the Notes may remove the Trustee by so notifying the Company and the Trustee in writing and may appoint a successor Trustee. The Company shall remove the Trustee if:

  (i)        the Trustee fails to comply with Section 7.9;

 (ii)        the Trustee is adjudged bankrupt or insolvent;

(iii)        a receiver or other public officer takes charge of the Trustee or its property; or

(iv)        the Trustee otherwise becomes incapable of acting.

If the Trustee resigns or is removed by the Company or by the Holders of a majority in aggregate principal amount of the Notes and such Holders do not reasonably promptly appoint a successor Trustee or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee) for any reason, the Company shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall deliver a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; subject to the lien provided for in Section 7.6. All costs reasonably incurred in connection with any resignation or removal hereunder shall be borne by the Company.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of at least 10% in aggregate principal amount of the Notes may petition, at the Company’s expense, any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.9, unless the Trustee’s duty to resign is stayed, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.7, the Company’s obligations under Section 7.6 shall continue for the benefit of the retiring Trustee.

SECTION 7.8.          Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation, banking association, organization or entity, the resulting, surviving or transferee organization or entity, without the execution or filing of any paper or any further act, shall be the successor Trustee, provided such organization or entity shall be otherwise qualified and eligible under Section 7.9.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.9.          Eligibility; Disqualification. The Trustee shall have a combined capital and surplus of at least $50.0 million as set forth in its most recent filed annual report of condition.

This Indenture shall always have a Trustee who satisfies the requirements of TIA § 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b).

SECTION 7.10.          Limitation on Duty of Trustee. The Trustee shall not have any duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Notes and the Guarantees by the Company, the Guarantors or any other Person.

SECTION 7.11.          Preferential Collection of Claims Against the Company. The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

SECTION 7.12.          Reports by Trustee to Holders of the Notes. Within 60 days after each March 1, beginning with March 1, 2021, the Trustee shall mail to the Holders a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA § 313(b). The Trustee shall also transmit all reports as required by TIA § 313(c).

The Company shall promptly notify the Trustee in writing when any Notes are listed on any stock exchange and of any delisting thereof.

ARTICLE VIII

Discharge of Indenture; Defeasance

SECTION 8.1.          Discharge of Liability on Notes; Defeasance.

(a)        This Indenture shall be discharged and shall cease to be of further effect and any collateral then securing the Notes shall be released (except as to surviving rights of registration of transfer or exchange of Notes and certain rights, indemnities and immunities of the Trustee, as expressly provided for in this Indenture) as to all outstanding Notes when:

(1)         either (i) all of the Notes theretofore authenticated and delivered (other than Notes pursuant to Section 2.7 which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all of the Notes not previously delivered to the Trustee for cancellation (a) have become due and payable, (b) shall become due and payable at their Stated Maturity within one year or (c) have been called for redemption or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of a full redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has deposited or caused to be deposited with the Trustee (in a manner that is not revocable by the Company or any of its Affiliates) money or U.S. Government Obligations in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the applicable deposit, with any deficit as of the applicable redemption date (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the applicable redemption date. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee (upon which the Trustee may conclusively rely) simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2)         the Company and/or the Guarantors have paid all other sums then due and payable under this Indenture; and

(3)         the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(b)        Subject to Sections 8.1(c) and 8.2, the Company at any time may terminate (i) all of its obligations under the Notes and this Indenture (with respect to such Notes) and have each Guarantor’s obligation discharged and released with respect to its Guarantee (“legal defeasance option”) and cure all then-existing Events of Default or (ii) its obligations under Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11 and 3.13 and the operation of Section 4.1 (other than Sections 4.1(a)(i), (ii) and (vi) and Section 4.1(b)(i)(D)) and Sections 6.1(iii) (with respect to any Default under Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11 and 3.13), 6.1(iv), 6.1(v) (with respect only to Significant Subsidiaries of the Company only), 6.1(vi) (with respect only to Significant Subsidiaries of the Company only), 6.1(vii) or 6.1(viii) (“covenant defeasance option”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of the covenant defeasance option. In the event that the Company terminates all of its obligations under the Notes and this Indenture (with respect to such Notes) by exercising the legal defeasance option or the covenant defeasance option, the obligations of each Guarantor under its Guarantee of such Notes shall be terminated and released simultaneously with the termination of such obligations. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Section 6.1(iii) (with respect to any Default by the Company or any of its Restricted Subsidiaries with any of their obligations under Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11 and 3.13), 6.1(iv), 6.1(v) (with respect to Significant Subsidiaries of the Company only), 6.1(vi) (with respect to Significant Subsidiaries of the Company only), 6.1(vii) or 6.1(viii).

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

(c)        Notwithstanding clauses (a) and (b) above, the Company’s obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 7.6 and 7.7 and in this Article VIII shall survive until the Notes have been paid in full. Thereafter, the Company’s obligations in Sections 7.6, 8.5 and 8.6 shall survive such satisfaction and discharge.

SECTION 8.2.          Conditions to Defeasance.

(a)        The Company may exercise its legal defeasance option or its covenant defeasance option only if:

  (i)        the Company irrevocably deposits or causes to be deposited with the Trustee money or U.S. Government Obligations or a combination there in an amount sufficient in the opinion of a nationally recognized certified public accounting firm sufficient to pay the principal of, premium, if any, and interest on the applicable issue of Notes to redemption or maturity, as the case may be; provided that if such redemption is made pursuant to Paragraph 6(b) of the form of Note set forth in Exhibit A hereto (or any corresponding paragraph of a Global Note or a Definitive Note), then: (x) the amount of money or U.S. Government Obligations that the Company must irrevocably deposit or cause to be deposited will be determined using an assumed Applicable Premium calculated as of the date of such deposit, as calculated by the Company or any direct or indirect parent of the Company in good faith, which amount deposited shall be sufficient for purposes of this Indenture, and (y) the Company must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium Deficit as determined on such redemption date;

 (ii)        the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment shall provide cash at such times and in such amounts as shall be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(iii)        91 days pass after the deposit is made and during the 91-day period no Default specified in Section 6.1(v) or 6.1(vi) with respect to the Company occurs which is continuing at the end of the period;

(iv)        the deposit does not constitute a default under any other agreement binding on the Company;

 (v)        the Company delivers to the Trustee an Opinion of Counsel stating that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment advisor under the Investment Advisors Act of 1940;

(vi)        in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of this Indenture there has been a change in the applicable U.S. federal income tax law, and such Opinion of Counsel shall confirm that, based thereon, the beneficial owners of the Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(vii)        in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that the beneficial owners of the Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(viii)        the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes to be so defeased and discharged as contemplated by this Article VIII have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of such Notes at a future date in accordance with Article V.

SECTION 8.3.          Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to this Article VIII. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes.

SECTION 8.4.          Repayment to Company. Anything herein to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Order any money or U.S. Government Obligations held by it as provided in this Article VIII which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the legal defeasance option or covenant defeasance option, as applicable; provided that the Trustee shall not be required to liquidate any U.S. Government Obligations in order to comply with the provisions of this Section 8.4.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal of or interest on the Notes that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Company for payment as general creditors.

SECTION 8.5.          Indemnity for U.S. Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited

U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

SECTION 8.6.          Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company and each Guarantor under this Indenture, the Notes and the Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article VIII; provided, however, that, if the Company or any of the Guarantors has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company or any Guarantor, as the case may be, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE IX

Amendments and Waivers

SECTION 9.1.          Without Consent of Holders.

(a)        Notwithstanding Section 9.2 hereof, this Indenture, the Notes and the Guarantees may be amended, supplemented or otherwise modified by the Company, any Guarantor (with respect to this Indenture or a Guarantee to which it is a party), the Trustee without notice to or consent of any Holder:

  (i)        to cure any ambiguity, omission, mistake, defect, error or inconsistency identified in an Officer’s Certificate delivered to the Trustee;

 (ii)        to conform the text of this Indenture (including any supplemental indenture or other instrument pursuant to which Additional Notes are issued), the Guarantees or the Notes to the “Description of notes” in the Offering Memorandum or, with respect to any Additional Notes and any supplemental indenture or other instrument pursuant to which such Additional Notes are issued, to the “Description of notes” relating to the issuance of such Additional Notes, solely to the extent that such “Description of notes” provides for terms of such Additional Notes that differ from the terms of the Initial Notes, as contemplated by Section 2.2;

(iii)        to comply with Section 4.1;

(iv)        to provide for the assumption by a successor Person of the obligations of the Company or any Guarantor under this Indenture and the Notes or Guarantee, as the case may be;

 (v)        to provide for uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code;

(vi)        (A) to add or release Guarantees in accordance with the terms of this Indenture with respect to the Notes or (B) to add one or more co-issuers of the Notes to the extent it does not result in material adverse tax consequences to the Holders (as reasonably determined by the Company);

 (vii)        to secure the Notes and/or the related Guarantees or to add collateral thereto;

(viii)        to add to or modify the covenants for the benefit of the Holders or to surrender any right or power in this Indenture or the Notes conferred upon the Company or any Restricted Subsidiary;

  (ix)        to make any change that does not adversely affect the rights of any Holder in any material respect (as determined by the Company in good faith);

   (x)        (i) to comply with any requirement of the SEC in connection with any qualification of this Indenture under the TIA, if such qualification is required and (ii) to comply with the rules and procedures of any applicable securities depositary;

  (xi)        to make any amendment to the provisions of this Indenture relating to the transfer and legending of the Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes (as determined by the Company in good faith);

 (xii)        to evidence and provide for the acceptance of appointment by a successor Trustee, successor paying agent or successor registrar; provided that the successor Trustee, successor paying agent or successor registrar is otherwise qualified and eligible to act as such under the terms of this Indenture;

(xiii)        to provide for or confirm the issuance of Additional Notes in accordance with this Indenture; or

(xiv)        to make any amendment to the provisions of this Indenture, the Notes and/or the Guarantees to eliminate the effect of any Accounting Change or the application thereof as described in the definition of “GAAP”.

SECTION 9.2.          With Consent of Holders.

(a)        This Indenture, the Notes and the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, any Notes) of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, any Notes) and any existing or past Default or compliance with any provisions of such documents may be waived with the consent of the Holders; provided that (x) if any such amendment, supplement or waiver will only affect one series of Notes (or less than all series of Notes) then outstanding under this Indenture, then only the consent of the Holders of a majority in aggregate principal amount of the Notes of such series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of Notes) shall be required and (y) if any such amendment, supplement or waiver by its terms will affect a series of Notes in a manner that is different from and materially adverse relative to the manner in which such amendment, supplement or waiver affects other series of Notes, then the consent of the Holders of a majority in aggregate principal amount of the Notes of such series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of the Notes) shall be required. However, without the consent of each Holder of a Note affected (including, for the avoidance of doubt, any Notes held by Affiliates), no amendment, supplement or waiver may (with respect to any Notes held by a non-consenting Holder):

  (i)        reduce the percentage of the aggregate principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

 (ii)        reduce the rate of or extend the time for payment of interest on any Note;

(iii)        reduce the principal of or change the Stated Maturity of any Note;

(iv)        waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes with respect to a nonpayment default by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration;

 (v)        reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under Section 5.1 (other than any change to the notice periods with respect to such redemption);

(vi)        make any Note payable in money other than that stated in such Note;

(vii)       impair the right of any Holder to institute a suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(viii)      make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(ix)        make the Notes or any Guarantee subordinated in right of payment to any other obligations;

 (x)        make any change in Section 3.17 that adversely affects the right of any Holder of the Notes or amend the terms of the Notes in a manner that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the non-U.S. Payor agrees to pay Additional Amounts, if any, in respect thereof; or

(xi)        make any change in the amendment or waiver provisions of this Indenture that requires each Holder’s consent, as described in clauses (i) through (x) above.

(b)        For the avoidance of doubt, the provisions hereunder with respect to the Company’s obligation to make an offer to purchase the Notes as a result of a Change of Control, including the definition of “Change of Control,” or an Asset Sale may be waived or modified at any time (including after a Change of Control or such Asset Sale) with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding.

(c)        The consent of the Holders shall not be necessary under this Section 9.2 to approve the particular form of any proposed amendment. It shall be sufficient if such consent approves the substance of the proposed amendment. For the avoidance of doubt, no amendment to, or deletion of, any of the covenants contained in Article III of this Indenture (other than Section 3.1) shall be deemed to impair or affect any rights of Holders to receive payment of principal of, or premium, if any, or interest on, the Notes.

(d)        After an amendment under this Section 9.2 becomes effective, the Company shall (or shall cause the Trustee, at the expense of and at the written request of the Company, to) mail or electronically deliver to the Holders affected thereby a notice briefly describing such amendment. The failure of the Company to deliver such notice, or any defect therein, will not in any way impair or affect the validity of an amendment under this Section 9.2.

SECTION 9.3.          Effect of Consents and Waivers. A consent to an amendment or a waiver by a Holder of a Note shall bind the Holder and every subsequent Holder of that Note or portion of the Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent or waiver is not made on the Note. After an amendment or waiver becomes effective, it shall bind every Holder unless it makes a change described in clauses (i) through (x) of Section 9.2(a), in which case the amendment or waiver or other action shall bind each Holder who has consented to it and every subsequent Holder that evidences the same debt as the consenting Holder’s Notes. An amendment or waiver made pursuant to Section 9.2 shall become effective upon receipt by the Trustee of the requisite number of written consents.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to take any such action, whether or not such Persons continue to be Holders after such record date.

SECTION 9.4.          Notation on or Exchange of Notes. If an amendment changes the terms of a Note, the Trustee, at the request of the Company, may require the Holder to deliver it to the Trustee. The Trustee, at the request of the Company, may place an appropriate notation on the Note regarding the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment.

SECTION 9.5.          Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment, supplement or waiver does not, in the sole determination of the Trustee adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing any amendment, supplement or waiver pursuant to this Article IX, the Trustee shall be entitled to receive, and (subject to Sections 7.1 and 7.2) shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by or complies with this Indenture, that all conditions precedent to such amendment required by this Indenture have been complied with and that such amendment, supplement or waiver is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to customary exceptions. Notwithstanding the foregoing, no Opinion of Counsel will be required for the Trustee to execute any amendment or supplement entered into in connection with adding a new Guarantor under this Indenture or releasing a Guarantor pursuant to Section 10.2(b) hereof.

ARTICLE X

Guarantees

SECTION 10.1.          Guarantees.

(a)        Subject to the provisions of this Article X, each Guarantor hereby jointly and severally, irrevocably, fully and unconditionally guarantees, as guarantor and not as a surety, with each other Guarantor, to each Holder, to the extent lawful, and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest on the Notes and all other Obligations of the Company under this Indenture and the Notes (including, without limitation, interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company or any Guarantor whether or not a claim for post-filing or post-petition interest is allowed in such proceeding and the obligations under Section 7.6) (all the foregoing being hereinafter collectively called the “Guarantor Obligations”). Each Guarantor agrees (to the extent lawful) that the Guarantor Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it shall remain bound under this Article X notwithstanding any extension or renewal of any Guarantor Obligation.

(b)        Each Guarantor waives (to the extent lawful) presentation to, demand of, payment from and protest to the Company of any of the Guarantor Obligations and also waives (to the extent lawful) notice of protest for nonpayment. Each Guarantor waives (to the extent lawful) notice of any default under the Notes or the Guarantor Obligations.

(c)        Each Guarantor further agrees that its Guarantee herein constitutes a Guarantee of payment when due (and not a Guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Guarantor Obligations.

(d)        Except as set forth in Section 10.2 and Article VIII, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Guarantor Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not (to the extent lawful) be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guarantor Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not (to the extent lawful) be discharged or impaired or otherwise affected by (a) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Notes or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (d) the release of any security held by any Holder for the Guarantor Obligations or any of them; (e) the failure of any Holder to exercise any right or remedy against any other Guarantor; (f) any change in the ownership of the Company; (g) any default, failure or delay, willful or otherwise, in the performance of the Guarantor Obligations; or (h) any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

(e)        Each Guarantor agrees that its Guarantee herein shall remain in full force and effect until payment in full of all the Guarantor Obligations or such Guarantor is released from its Guarantee in compliance with Section 4.1, Section 10.2, Article VIII or Section 9.1(a)(vi)(A). Each Guarantor further agrees that its Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of, premium, if any, or interest on any of the Guarantor Obligations is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Company or otherwise.

(f)        In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company to pay any of the Guarantor Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, each Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Trustee or the Trustee on behalf of the Holders an amount equal to the sum of (i) the unpaid amount of such Guarantor Obligations then due and owing and (ii) accrued and unpaid interest on such Guarantor Obligations then due and owing (but only to the extent not prohibited by law) (including interest accruing after the filing of any petition in bankruptcy or the commencement of any insolvency, reorganization or like proceeding relating to the Company or any Guarantor whether or not a claim for post-filing or post-petition interest is allowed in such proceeding).

(g)        Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders, on the other hand, (x) the maturity of the Guarantor Obligations guaranteed hereby may be accelerated as provided in this Indenture for the purposes of its Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guarantor Obligations guaranteed hereby and (y) in the event of any such declaration of acceleration of such Guarantor Obligations, such Guarantor Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of this Guarantee.

(h)        Each Guarantor also agrees to pay any and all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or the Holders in enforcing any rights under this Section.

(i)        Neither the Company nor the Guarantors shall be required to make a notation on the Notes to reflect any Guarantee or any release, termination or discharge thereof and any such notation shall not be a condition to the validity of any Guarantee.

SECTION 10.2.          Limitation on Liability; Termination, Release and Discharge.

(a)        Any term or provision of this Indenture to the contrary notwithstanding, the obligations of each Guarantor hereunder shall be limited to the maximum amount as shall, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other

Guarantor under its Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or the laws of the jurisdiction of organization of such Guarantor and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

(b)    A Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and each Guarantor and its obligations under the Guarantee and this Indenture shall be released and discharged upon:

(1)        the sale, exchange, disposition or other transfer (including through merger, consolidation or dissolution) of (x) the Capital Stock of such Guarantor, if after such transaction the Guarantor is no longer a Restricted Subsidiary, or (y) all or substantially all the assets of such Guarantor, if such sale, exchange, disposition or other transfer (including through merger, consolidation or dissolution) is made in compliance with this Indenture, so long as such Guarantor is also released from its guarantee under the Senior Credit Agreement and Certain Capital Markets Debt;

(2)        the Company designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth in Section 3.4 and Section 3.13 and the definition of “Unrestricted Subsidiary”;(3) the Company’s exercise of its legal defeasance option or covenant defeasance option as described under Article VIII or if this Indenture is discharged (including through redemption or repurchase of all the Notes as a result of satisfaction and discharge or otherwise) as described under Article VIII;

(4)        the substantially simultaneous release or discharge of the guarantee by, or direct obligation of, such Guarantor of the Obligations under the Existing Credit Agreement, the Senior Credit Agreement and Certain Capital Markets Debt, except a discharge or release by or as a result of full repayment or of payment in connection with the enforcement of remedies under such guarantee or direct obligation;

(5)         such Guarantor ceasing to be a Domestic Subsidiary or otherwise becomes an Excluded Subsidiary as a result of a transaction or designation in compliance with the applicable provisions hereof;

(6)         upon the occurrence of a Covenant Suspension Event pursuant to Section 3.14;

(7)         upon payment in full of the principal amount of the Notes outstanding at such time, plus accrued and unpaid interest, if any, whether by redemption or otherwise; and

(8)         to the extent that such Guarantor has provided a Guarantee in the Company’s discretion in accordance with Section 3.11(b) and is not otherwise required to provide a Guarantee in accordance with Section 3.11, upon the Company’s delivering notice to the Trustee of its election to release such Guarantor from its Guarantee.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing the Senior Credit Agreement or other exercise of remedies in respect thereof.

(c)        [Reserved].

(d)        In the case of Section 10.2(b), to the extent the Company requests evidence of the release of a Guarantor through a supplemental indenture or amendment to this Indenture or other documentation, the Company shall deliver to the Trustee an Officer’s Certificate stating that all conditions precedent provided for in this Indenture relating to such transaction have been complied with.

(e)        The release of a Guarantor from its Guarantee and its obligations under this Indenture in accordance with the provisions of this Section 10.2 shall not preclude the future applications of Section 3.11 to such Person.

SECTION 10.3.          Right of Contribution. Each Guarantor hereby agrees that to the extent that any such Guarantor shall have paid more than its proportionate share of any payment made on the obligations under its Guarantee, such Guarantor shall be entitled to seek and receive contribution from and against the Company or any other Guarantor that has not paid its proportionate share of such payment. The provisions of this Section 10.3 shall in no respect limit the obligations and liabilities of each Guarantor to the Trustee and the Holders and each Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Guarantor hereunder.

SECTION 10.4.          No Subrogation. Notwithstanding any payment or payments made by each Guarantor hereunder, no Guarantor shall be entitled to be subrogated to any of the rights of the Trustee or any Holder against the Company or any other Guarantor or any collateral security or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guarantor Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Trustee and the Holders by the Company on account of the Guarantor Obligations are paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Guarantor Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Trustee in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Trustee, if required), to be applied against the Guarantor Obligations.

SECTION 10.5.          Execution and Delivery.

(a)        To evidence its Guarantee set forth in Section 10.1, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Officer or person holding an equivalent title.

(b)        Each Guarantor hereby agrees that its Guarantee set forth in Section 10.1 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

(c)        If an Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note, the Guarantees shall be valid nevertheless.

(d)        The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

(e)        If required by Section 3.11, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 3.11 and this Article X, to the extent applicable.

ARTICLE XI

[Intentionally Omitted]

ARTICLE XII

Miscellaneous

SECTION 12.1.        Notices. Notices (i) given by publication shall be deemed given on the first date on which publication is made, (ii) given by first-class mail, postage prepaid, shall be deemed given five calendar days after mailing, (iii) personally delivered will be deemed given at the time delivered by hand, (iv) given by facsimile or email will be deemed given when receipt is acknowledged, (v) given by overnight air courier guaranteeing next day delivery will be deemed given the next Business Day after timely delivery to the courier, and (vi) given to the Depositary shall be sufficiently given if given according to the Applicable Procedures of the Depositary. Any notice or communication shall be in writing and delivered in person, by facsimile or email or mailed by first-class mail addressed as follows:

if to the Company or any Guarantor:

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

Attention: Chief Legal and Compliance Officer

Email: notices@ii-vi.com

if to the Trustee:

U.S. Bank National Association

Global Corporate Trust Services

225 W. Station Square Drive, Suite 380

Pittsburgh, PA 15219

Facsimile: (412) 552-2323

Attention: II-VI Inc. Notes Administrator

The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

If a notice or communication is mailed to a Holder, such notice or communication shall be mailed to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is sent in the manner provided above, it is duly given, whether or not the addressee receives it.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured email, facsimile transmission or other similar unsecured electronic methods. If the party elects to give the Trustee email or facsimile instructions (or instructions by a similar electronic method), the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not have any duty to confirm that the person sending any notice, instruction or other communication by electronic transmission (including by e-mail, facsimile transmission, web portal or other electronic methods) is, in fact, a person authorized to do so. Electronic signatures believed by the Trustee to comply with the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider acceptable to the Trustee) shall be deemed original signatures for all purposes. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic notice, instruction or other communication.

Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption or purchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee) pursuant to the standing instructions from such Depositary.

SECTION 12.2.        Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee the following (except that (x) no Opinion of Counsel will be required in connection with the original issuance of Notes on the date hereof and (y) no Opinion of Counsel will be required in connection with the execution of any amendment or supplement adding a new Guarantor under this Indenture or releasing a Guarantor pursuant to Section 10.2(b) hereof):

(i)        an Officer’s Certificate in form reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(ii)        an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

SECTION 12.3.        Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than a certificate provided pursuant to TIA § 314(a)(4)) shall comply with the provisions of TIA § 314(e) and also shall include:

(i)        a statement that the individual making such certificate or opinion has read such covenant or condition;

(ii)        a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)        a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)        a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

In giving such Opinion of Counsel, counsel may rely as to factual matters on an Officer’s Certificate or on certificates of public officials.

SECTION 12.4.        Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 12.5.        Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by, or a meeting of, Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

SECTION 12.6.        Days Other than Business Days. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period. If a regular Record Date is not a Business Day, the Record Date shall not be affected. To the extent the date of any delivery of any document required to be delivered pursuant to any provision of this Indenture falls on a day that is not a Business Day, the applicable required date of delivery shall be deemed to be the next succeeding day that is a Business Day.

SECTION 12.7.        Governing Law. This Indenture, the Notes and the Guarantees shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 12.8.        Jurisdiction. The parties hereby (i) irrevocably submit to the exclusive jurisdiction of any federal or state court sitting in Borough of Manhattan, the city of New York, (ii) waive any objection to laying of venue in any such action or proceeding in such courts, and (iii) waive any objection that such courts are in an inconvenient forum or do not have jurisdiction over any party.

SECTION 12.9.        Waiver of Jury Trial. EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.10.        No Recourse Against Others. No manager, managing director, director, officer, employee, incorporator or holder of any equity interests in the Company, any Subsidiary or any direct or indirect parent of the Company, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, this Indenture or any Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release shall be part of the consideration for the issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

SECTION 12.11.        Successors. All agreements of the Company and each Guarantor in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee and the Agents in this Indenture shall bind its successors.

SECTION 12.12.        Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. Delivery of an executed counterpart of a signature page to this Indenture by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof. One signed copy is enough to prove this Indenture. Unless otherwise provided herein or in any other related document, the words “execute”, “execution”, “signed”, and “signature” and words of similar import used in or related to any document to be signed in connection with this Indenture, any other related document or any of the transactions contemplated hereby (including amendments, waivers, consents and other modifications) shall be deemed to include electronic signatures and the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature in ink or the use of a paper-based recordkeeping system, as applicable, to the fullest extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, and any other similar state laws based on the Uniform Electronic Transactions Act.    Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the Uniform Commercial Code or other signature law due to the character or intended character of the writings. Each other party assumes all risks arising out of the use of electronic signatures and electronic methods to send any notice, instruction or other communication to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized notice, instruction or other communication, and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic notice, instruction or other communication.

SECTION 12.13.        Separability. In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

SECTION 12.14.        Variable Provisions. The Company initially appoints the Trustee as Paying Agent and Registrar and Notes Custodian with respect to any Global Notes.

SECTION 12.15.        Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 12.16.        Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics, pandemics, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

SECTION 12.17.        USA Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee and the Trust Officers, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this agreement agree that they shall provide the Trustee and the Trust Officers with such information as they may request in order to satisfy the requirements of the USA Patriot Act.

SECTION 12.18.        Communication by Holders with Other Holders. Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

SECTION 12.19.        TIA § 314(d) Not Applicable. For the avoidance of doubt, the Company and the Guarantors shall not be subject to TIA § 314(d).

ARTICLE XIII

Measuring Compliance

SECTION 13.1.        Compliance in Connection with Certain Investments and Repayments.

(a)        Notwithstanding anything to the contrary, with respect to any amounts Incurred or transactions entered into (or consummated) in reliance on a provision of any covenant that does not require compliance with a financial ratio or test (any such amounts, the “Fixed Amounts”) substantially concurrently or in a series of related transactions with any amounts Incurred or transactions entered into (or consummated) in reliance on a provision in such covenant that requires compliance with any such financial ratio or test, including the Consolidated Senior Secured Net Leverage Ratio, Consolidated Total Net Leverage Ratio, or the Fixed Charge Coverage Ratio (any such amounts, the “Incurrence Based Amounts” and, any such basket relating to such financial ratio or test, the “Incurrence Based Baskets”), it is understood and agreed that the Fixed Amounts (and any cash proceeds thereof) in such covenant shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence Based Amounts in such covenant in connection with such incurrence, but full pro forma effect shall be given to all applicable and related transactions (including the use of proceeds of all Indebtedness to be Incurred and any repayments, repurchases and redemptions of Indebtedness) and all other permitted pro forma adjustments pursuant to the definition of “Pro Forma Basis”, and each amount Incurred or transaction entered into (or consummated) will be deemed to have been Incurred, entered into, or consummated, first, to the extent available, pursuant to the relevant Incurrence Based Basket. Notwithstanding anything herein to the contrary, if at any time any applicable financial ratio or test for any basket based on an Incurrence Based Amount permits Indebtedness, Disqualified Stock, Preferred Stock, Liens, Restricted Payments, Asset Sales, Sale /Leaseback Transactions and Investments, as applicable, previously Incurred under a basket based on a Fixed Amount, such Indebtedness, Disqualified Stock, Preferred Stock, Liens, Restricted Payments, Asset Sales, Sale/Leaseback Transactions and Investments, as applicable, shall be deemed to have been automatically reclassified as Incurred under such category based on an Incurrence Based Amount.

(b)        For purposes of calculating any provision in any covenant that requires compliance with any Incurrence Based Amount, with respect to any revolving Indebtedness, delayed draw facility, assumption of any Indebtedness or other committed debt financing Incurred under such ratio-based basket, or the Incurrence or creation of any Lien pursuant to the definition of “Permitted Liens,” the Company may elect, at any time, to either (x) give pro forma effect to the Incurrence of all or any portion of the committed amount of such Indebtedness (or the amount to be so assumed) and the Incurrence or creation of such Lien, as applicable (any such committed amount elected until the Company revokes such election, in its sole discretion, the “Reserved Indebtedness Amount”), in which case such committed amount may thereafter be borrowed or reborrowed, in whole or in part, from time to time, without further compliance with any Incurrence Based Amount of any provision of this Indenture or the definition of “Permitted Liens”, or (y) give pro forma effect to the Incurrence of the actual amount drawn under such revolving Indebtedness, delayed draw facility or other committed debt financing and the actual amount secured by the Incurrence or creation of any Lien, in which case, the ability to Incur the amounts committed to under such Indebtedness and Liens, as applicable, will be subject to such Incurrence Based

Amount in the applicable provision (to the extent being Incurred pursuant to such Incurrence Based Amount of such provision) and the definition of “Permitted Liens” at the time of each such Incurrence.

(c)        Notwithstanding anything to the contrary herein, with respect to any amounts Incurred or outstanding in reliance on a provision of any covenant (including Indebtedness, Disqualified Stock, Preferred Stock, Liens, Restricted Payments, Asset Sales, Sale/Leaseback Transactions and Investments, as applicable) whereby the amount incurred or outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of applicable property (the “Increased Amount”) will not be deemed to be an Incurrence under such covenant or to be an increase in the amount outstanding under such covenant and, for the avoidance of doubt, any such Increased Amount shall be permitted hereunder. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness or the issuance of Disqualified Stock or Preferred Stock, or the incurrence of Liens, the making of Restricted Payments, Asset Sales, Sale/Leaseback Transactions and Investments, as applicable, whereby the amount of such Indebtedness, Disqualified Stock, Preferred Stock, amount of Liens, Restricted Payment, Asset Sale, Sale/Leaseback Transaction or Investment, as applicable, is denominated in a foreign currency, the U.S. dollar-denominated equivalent amount shall be calculated based on the relevant currency exchange rate in effect on the date such amount was (i) Incurred, issued or made or (ii) committed, as applicable (whichever yields the lower U.S. dollar-equivalent); provided that any Indebtedness, Disqualified Stock, Preferred Stock, amount of Liens, Restricted Payment, Asset Sale, Sale/Leaseback Transaction or Investment, incurred or issued prior to the Issue Date, may be determined based on the relevant currency exchange rate in effect on the Issue Date, in the Company’s discretion; provided, further with respect to any such Indebtedness, Disqualified Stock or Preferred Stock (and any related Liens) that is Incurred or issued to refinance other Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount or Maximum Fixed Repurchase Price, as applicable, of such Refinancing Indebtedness does not exceed the principal amount or Maximum Fixed Repurchase Price, as applicable, of such Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, being refinanced (plus any Refinancing Expenses); provided further that the principal amount of any Indebtedness Incurred and Maximum Fixed Repurchase Price of any Disqualified Stock or Preferred Stock issued to refinance other Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, if Incurred or issued in a different currency from the Indebtedness, Disqualified Stock or Preferred Stock being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness, Disqualified Stock or Preferred Stock is denominated that is in effect on the date of such refinancing.

(d)        When calculating the availability under any basket or ratio under this Indenture or compliance with any provision of this Indenture in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock and the use of proceeds thereof, the incurrence of Liens, repayments, dividends and dispositions or distributions), in each case, at the option of the Company (the Company’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default, Specified Event of Default or Event of Default)) under this Indenture shall be deemed to be the date (the “LCT Test Date”) either (a) that the definitive agreements for such Limited Condition Transaction are entered into (or, if applicable, the date of delivery of an irrevocable notice, declaration of a dividend or distribution or similar event), (b) solely in connection with an acquisition to which the United Kingdom City Code on Takeovers and Mergers applies, the date on which a “Rule 2.7 announcement” of a firm intention to make an offer is published on a regulatory information service in respect of a target of a Limited Condition Transaction is made (or that equivalent notice under equivalent laws, rules or regulations in such other applicable jurisdiction is made), (c) that notice is given with respect to any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment or (d) that notice is given with respect to any dividend or other distribution requiring irrevocable notice in advance thereof and, in each case, if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock and the use of proceeds thereof, the incurrence of Liens, repayments, dividends or other distributions and dispositions) and any related pro forma adjustments, the Company or any of the Restricted Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Liens, for example, whether such Liens are to secure Indebtedness that is committed, issued or incurred at the LCT Test Date or at any time thereafter); provided that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Company may elect, in its sole discretion, to redetermine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be deemed to be the applicable LCT Test Date for purposes of such ratios, tests or baskets and (b) except as contemplated in the foregoing clause (a), compliance with such ratios, tests or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock and the use of proceeds thereof, the incurrence of Liens, repayments, dividends or distributions and dispositions).

For the avoidance of doubt, if the Company has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA of the Company or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations; however, if any ratios improve or baskets increase as a result of such fluctuations, such improved ratios or baskets may be utilized; (2) if any related requirements and conditions (including as to the absence of any continuing Default, Specified Event of Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of a Default, Specified Event of Default or Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default, Specified Event of Default or Event of Default shall be deemed not to have occurred or be continuing); (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction and any related transactions and the use of proceeds thereof (if applicable) and (4) any change to the applicable exchange rate utilized in calculating compliance with any dollar based provision of this Indenture, at any time from and after the LCT Test Date to the date of consummation of such Investment, acquisition or repayment, repurchase or refinancing of Indebtedness, will not be taken into account for purposes of determining (x) whether any Indebtedness or Lien that is being incurred in connection with such Investment, acquisition or repayment, repurchase or refinancing of Indebtedness is permitted, or (y) compliance by the Company or any of its Restricted Subsidiaries with any other provision of this Indenture.

(e)        For purposes of determining the maturity date of any Indebtedness, customary bridge loans that are subject to customary conditions (including no payment or bankruptcy event of default) that would either automatically be extended as, converted into or required to be exchanged for permanent refinancing shall be deemed to have the maturity date as so extended, converted or exchanged.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.

II-VI INCORPORATED

By:	/s/ Mary Jane Raymond
Name: Mary Jane Raymond
Title: Chief Financial Officer and Treasurer

[Signature Page to the Indenture]

COADNA PHOTONICS, INC.
EPIWORKS, INC.
FINISAR CORPORATION
FINISAR SHERMAN RE HOLDCO, LLC
II-VI ADVANCED MATERIALS, INC.
II-VI AEROSPACE AND DEFENSE, INC.
II-VI DELAWARE, INC.
II-VI OPTOELECTRONIC DEVICES, INC.
KAILIGHT PHOTONICS, INC.
LIGHTSMYTH TECHNOLOGIES, INC.
M CUBED TECHNOLOGIES, INC.
MARLOW INDUSTRIES, INC.
OPTIUM CORPORATION
PHOTOP TECHNOLOGIES, INC.

By:	/s/ Mary Jane Raymond
Name: Mary Jane Raymond
Title: Treasurer

HIGHYAG LASERTECHNOLOGIE, INC.
II-VI PHOTONICS (US), INC.

By:	/s/ Mary Jane Raymond
Name: Mary Jane Raymond
Title: President

[Signature Page to the Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Robert P. Pavlovic
Name: Robert P. Pavlovic
Title: Vice President

[Signature Page to the Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

Global Note Legend, if applicable

Private Placement Legend, if applicable

OID Legend, if applicable

No. [___]	Principal Amount $[________________], as revised by the Schedule of Increases or Decreases in the Global Note attached hereto[1]

CUSIP NO. _________________[2] ISIN NO. _________________[3]

II-VI INCORPORATED

5.000% Senior Notes due 2029

II-VI Incorporated, a corporation organized under the laws of the Commonwealth of Pennsylvania, promises to pay to Cede & Co., or registered assigns, the initial principal amount set forth on the Schedule of Increases or Decreases in the Global Note attached hereto, as revised by the Schedule of Increases or Decreases in the Global Note attached hereto, on December 15, 2029.

Interest Payment Dates: June 15 and December 15.

Record Dates: June 1 and December 1.

Additional provisions of this Note are set forth on the other side of this Note.

[1]	Insert Global Notes only
[2]	144A – 902104 AC2
Reg S – U45064 AA7
IAI – 902104 AD0
[3]	144A – US902104AC24
Reg S – USU45064AA74
IAI – US902104AD07

II-VI INCORPORATED

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF
AUTHENTICATION
U.S. BANK NATIONAL ASSOCIATION as Trustee, certifies that this is one of the
Notes referred to in the Indenture.

By:
Authorized Signatory	Date:

[FORM OF REVERSE SIDE OF NOTE]

5.000% Senior Notes due 2029

1.        Interest

II-VI Incorporated, a corporation organized under the laws of the Commonwealth of Pennsylvania (such corporation, and its successors and assigns under the Indenture, hereinafter referred to as the “Company”), promises to pay interest on the principal amount of this Note at the rate per annum shown above.

The Company shall pay interest semiannually on June 15 and December 15 of each year, with the first interest payment to be made on June 15, 2022.4 Interest on the Notes shall accrue from the most recent date to which interest has been paid on the Notes or, if no interest has been paid, from December 10, 2021.5 The Company shall pay interest on overdue principal or premium, if any (plus interest on such interest to the extent lawful), at the rate borne by the Notes to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Company shall pay interest on overdue principal at 2% per annum in excess of the above rate and shall pay interest on overdue installments of interest at such higher rate to the extent lawful.

2.        Method of Payment

By no later than 10:00 a.m. (New York City time) on the date on which any principal of, premium, if any, or interest on the Notes is due and payable, the Company shall irrevocably deposit with the Trustee or the Paying Agent money sufficient to pay such principal, premium, if any, and/or interest. The Company shall pay interest (except Defaulted Interest) to the Persons who are registered Holders at the close of business on the June 1 and December 1 next preceding the Interest Payment Date unless the Notes are cancelled, repurchased or redeemed after the Record Date and before the Interest Payment Date. Holders must surrender Notes to a Paying Agent to collect principal payments. The Company shall pay principal, premium, if any, and interest in U.S. dollars that at the time of payment is legal tender for payment of public and private debts. Payments in respect of Notes represented by a Global Note (including principal, premium, if any, and interest) shall be made by the Paying Agent by the transfer of immediately available funds to the accounts specified by the Depositary. The Company shall make all payments in respect of a Definitive Note (including principal, premium, if any, and interest) through the Paying Agent by mailing a check to the registered address of each Holder thereof.

3.        Paying Agent and Registrar

Initially, U.S. Bank National Association, duly organized and existing under the laws of the United States of America and having a Corporate Trust Office at 225 W. Station Square Drive, Suite 380, Pittsburgh, PA 15219 (“Trustee”), shall act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice to any Holder. The Company or any of its Subsidiaries may act as Paying Agent, Registrar or co-registrar.

4.        Indenture

The Company issued the Notes under an indenture dated as of December 10, 2021 (as it may be amended or supplemented from time to time in accordance with the terms thereof, the “Indenture”),

[4]	With respect to the Initial Notes.
[5]	With respect to the Initial Notes.

among the Company, the Guarantors party thereto from time to time and the Trustee. The terms of the Notes include those stated in the Indenture. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Securities Act for a statement of those terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

The Notes are unsubordinated, unsecured obligations of the Company. This Note is one of the 5.000% Senior Notes due 2029 referred to in the Indenture. The Notes include (i) $990,000,000 aggregate principal amount of the Company’s 5.000% Senior Notes due 2029 issued under the Indenture on December 10, 2021 (herein called “Initial Notes”) and (ii) if and when issued, additional Notes of the Company that may be issued from time to time under the Indenture subsequent to December 10, 2021 (herein called “Additional Notes”).

5.        Guarantee

To guarantee the due and punctual payment of the principal, premium, if any, and interest (including post-filing or post-petition interest) on the Notes and all other amounts payable by the Company under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantors have unconditionally Guaranteed (and future guarantors shall unconditionally Guarantee), jointly and severally, such obligations on an unsubordinated, unsecured basis, subject to the limitations described in Article X of the Indenture.

6.        Optional Redemption

(a)        On and after December 15, 20246, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, upon notice as described in Section 5.4 of the Indenture, at the following redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed), plus accrued and unpaid interest, if any, to, but excluding, the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable Redemption Date ), if redeemed during the 12-month period commencing on December 157 of the years set forth below:

Year	Percentage
2024	102.500%
2025	101.250%
2026 and thereafter	100.000%

(b)        At any time prior to December 15, 20248, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, upon notice as described in Section 5.4 of the Indenture, at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Applicable Premium as of the date of the applicable redemption notice, plus accrued and unpaid interest, if any, to, but excluding, the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable Redemption Date ).

[6]	With respect to the Initial Notes.
[7]	With respect to the Initial Notes.
[8]	With respect to the Initial Notes.

(c)        Notwithstanding the foregoing, at any time and from time to time prior to December 15, 20249, upon notice as described in Section 5.4 of the Indenture, the Company may redeem up to 40.0% of the aggregate principal amount of the Notes outstanding (calculated after giving effect to any issuance of Additional Notes) with an amount not to exceed the gross cash proceeds, net of any underwriting spread paid in cash, of one or more Equity Offerings, to the extent, in the case of an Equity Offering by a direct or indirect parent of the Company, that such cash proceeds are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company, at a redemption price (expressed as a percentage of the principal amount thereof) equal to 105.000% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable Redemption Date); provided, however, that at least 50.0% of the aggregate principal amount of the Notes originally issued under the Indenture on the Issue Date remains outstanding immediately after each such redemption (except to the extent otherwise repurchased or redeemed at such time in accordance with the terms of the Indenture); provided, further, that for purposes of calculating the principal amount of the Notes able to be redeemed with such cash proceeds of such Equity Offering or Equity Offerings, such amount shall include only the principal amount of the Notes to be redeemed, plus the premium on such Notes to be redeemed; provided, further, that such redemption shall occur within 120 days after the date on which any such Equity Offering is consummated.

(d)        At any time, in connection with any tender offer or other offer to purchase the Notes (including pursuant to a Change of Control Offer or Asset Sale Offer), if not less than 90.0% in aggregate principal amount of the outstanding Notes are purchased by the Company, or, in the case of a Change of Control Offer, any third party purchasing or acquiring Notes in lieu of the Company, all of the Holders will be deemed to have consented to such tender offer or other offer and accordingly, the Company or such third party will have the right, upon notice as described in Section 5.4 of the Indenture, to redeem the Notes that remain outstanding following such purchase at the price paid to Holders in such purchase, plus accrued and unpaid interest, if any, on such Notes to, but excluding, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable Redemption Date).

(e)        Any redemption of the Notes may, at the Company’s discretion, be subject to one or more conditions precedent. The Redemption Date of any redemption that is subject to satisfaction of one or more conditions precedent may, in the Company’s discretion, be delayed until such time as any or all such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and any notice with respect to such redemption may be modified or rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company in its sole discretion) by the Redemption Date, or by the Redemption Date so delayed (which may exceed 60 days from the date of the redemption notice in such case). In addition, such notice of redemption may be extended, if such conditions precedent have not been satisfied or waived by the Company, by providing notice to the Holders.

(f)        Unless the Company defaults in the payment of the redemption price, interest shall cease to accrue on the Notes or portions thereof called for redemption on the applicable Redemption Date.

(g)        Any redemption pursuant to this Paragraph 6 shall be made pursuant to the provisions of Article V of the Indenture.

7.        Special Mandatory Redemption

[9]	With respect to the Initial Notes.

(a)        If (i) the Coherent Acquisition has not been consummated on or prior to 11:59 p.m., Eastern time, on December 15, 2022 or (ii) the Company informs the Trustee in writing or otherwise announces in writing that the Coherent Acquisition is no longer being pursued and/or the Merger Agreement has been terminated without consummation of the Coherent Acquisition (the earliest date of any such event described in the foregoing clauses (i) and (ii), the “Special Termination Date”), then the Company will be required to redeem all outstanding Notes (such redemption, the “Special Mandatory Redemption”) at a redemption price (the “Special Mandatory Redemption Price”) equal to 100.0% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The Company will promptly send a copy of any such announcement in writing referenced in the foregoing sentence, if any, to the Trustee.

(b)        In the event the Company becomes obligated to redeem the Notes pursuant to the Special Mandatory Redemption, the Company will promptly, and in any event not more than ten Business Days after the Special Termination Date, the Company will deliver the notice of Special Mandatory Redemption to the Trustee, which shall specify the date upon which such notes will be redeemed (the “Special Mandatory Redemption Date”), which date shall be no later than the third Business Day after the date of such notice. The Trustee will then, within two Business Days of its receipt of such notice, deliver to each Holder at its registered address or otherwise in accordance with the Depositary’s procedures. Unless the Company is in default in payment of the Special Mandatory Redemption Price of the outstanding Notes to be redeemed on the Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, interest will cease to accrue on the Notes.

(c)        Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on the Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Dates to the registered holders as of the close of business on the relevant record dates in accordance with the terms of the Notes and the Indenture.

(d)        Other than as specifically provided in this Paragraph 7, any redemption pursuant to Paragraph 7 shall be made pursuant to the applicable provisions of Article V of the Indenture.

8.          Redemption for Tax Reasons.

  The Notes are subject to redemption by the Company in the event of certain changes in tax law following a Non-U.S. Domicile Transaction as provided in Section 5.10 of the Indenture.

9.        Change of Control; Asset Sales

(a)        Upon the occurrence of a Change of Control, the Company will be required to make a Change of Control Offer in accordance with Section 3.9 of the Indenture.

(b)        The Company will be required to make an Asset Sale Offer in accordance with Section 3.7 of the Indenture.

10.       Denominations; Transfer; Exchange

The Notes are in registered form without coupons in minimum denominations of principal amount of $2,000 and whole multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any Taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Notes for a period beginning 15 Business Days before an Interest Payment Date and ending on such Interest Payment Date.

11.      Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

12.      Unclaimed Money

If money for the payment of the principal of or premium, if any, or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another person. After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.

13.        Discharge and Defeasance

  Subject to certain conditions set forth in the Indenture, the Company at any time may terminate some or all of its obligations under the Notes and the Indenture if the Company deposits in trust with the Trustee (in a manner that is not revocable by the Company or any of its Affiliates) money or U.S. Government Obligations (sufficient, without reinvestment, in the opinion of a nationally recognized certified public accounting firm) for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be.

14.        Amendment, Waiver

  The Indenture and the Notes may be amended or waived as set forth in Article IX of the Indenture.

15.        Defaults and Remedies

  Events of Default shall be as set forth in Article VI of the Indenture.

16.        Trustee Dealings with the Company

  Subject to certain limitations set forth in the Indenture, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee.

17.        No Recourse Against Others

  No manager, managing director, director, officer, employee, incorporator or Holder of any Equity Interests in the Company, any Subsidiary or any direct or indirect parent of the Company, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, this Indenture or any Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting this Note, each Holder waives and releases all such liability. The waiver and release shall be part of the consideration for the issuance of this Note. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

18.        Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent acting on its behalf) manually signs the certificate of authentication on the other side of this Note.

19.        Abbreviations

  Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entirety), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian) and U/G/M/A (=Uniform Gift to Minors Act).

20.        CUSIP Numbers

  Pursuant to a recommendation promulgated by the Committee on Uniform Note Identification Procedures the Company has caused CUSIP numbers to be printed on the Notes. No representation is made as to the accuracy of such numbers as printed on the Notes and reliance may be placed only on the other identification numbers placed thereon.

21.        Successor Entity

  When a successor entity assumes, in accordance with the Indenture, all the obligations of its predecessor under the Notes and the Indenture, and immediately before and thereafter no Default or Event of Default exists and all other conditions of the Indenture are satisfied, the predecessor entity shall be released from those obligations.

22.        Governing Law

  This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint ____________agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: ______________	Your Signature: ___________________________________

Signature Guarantee: _________________________
(Signature must be guaranteed)

Sign exactly as your name appears on the other side of this Note.

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to SEC Rule 17Ad-15.

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Note shall be $[        ]. The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount in increase in Principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Notes Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 3.7 or 3.9 of the Indenture, check the box:

☐ 3.7	☐ 3.9

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 3.7 or 3.9 of the Indenture, state the amount in principal amount (must be in denominations of $2,000 or integral multiples of $1,000 in excess thereof): $

Date:	Your Signature:
(Sign exactly as your name appears on the other side of the Note)

Signature Guarantee:
(Signature must be guaranteed)

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to SEC Rule 17Ad-15.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

Attention: Chief Legal and Compliance Officer

Email: notices@ii-vi.com

U.S. Bank National Association

Global Corporate Trust Services

225 W. Station Square Drive, Suite 380

Pittsburgh, PA 15219

Facsimile: (412) 552-2323

Attention: II-VI Inc. Notes Administrator

Re: 5.000% Senior Notes due 2029

Reference is hereby made to the indenture, dated as of December 10, 2021 (the “Indenture”), among II-VI Incorporated, a corporation organized under the laws of the Commonwealth of Pennsylvania (such corporation, and its successors and assigns under the Indenture, hereinafter referred to as the “Company”), the Guarantors from time to time party thereto and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________ (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $____ in such Note[s] or interests (the “Transfer”), to ___________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.	☐	Check if Transferee shall take delivery of a beneficial interest in the 144A Global Note or a Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

2.	☐	Check if Transferee shall take delivery of a beneficial interest in the Regulation S Global Note or a Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser) and the interest transferred will be held immediately thereafter through Euroclear or Clearstream. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note shall be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

3.	☐	Check and complete if Transferee shall take delivery of a beneficial interest in the IAI Global Note or an Unrestricted Global Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

		(a)	☐	such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

		(b)	☐	such Transfer is being effected to the Company or a subsidiary thereof;

or

		(c)	☐	such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

or

		(d)	☐	such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than $150,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the IAI Global Note and/or the Restricted Definitive Notes and in the Indenture and the Securities Act.

4.	☐	Check if Transferee shall take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.

		(a)	☐	Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note shall no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

		(b)	☐	Check if Transfer is pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note shall no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

		(c)	☐	Check if Transfer is pursuant to other exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note shall not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.        The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)        ☐        a beneficial interest in the:

(i)        ☐        144A Global Note (CUSIP [                ]), or

(ii)       ☐        Regulation S Global Note (CUSIP [                ]), or

(iii)      ☐        IAI Global Note (CUSIP [                ]), or

(b)        ☐        a Restricted Definitive Note.

2.        After the Transfer the Transferee shall hold:

[CHECK ONE]

(a)        ☐        a beneficial interest in the:

(i)        ☐        144A Global Note (CUSIP [                ]), or

(ii)       ☐        Regulation S Global Note (CUSIP [                ]), or

(iii)      ☐        Unrestricted Global Note (CUSIP [                ]), or

(iv)      ☐        IAI Global Note (CUSIP [                ]), or

(b)        ☐        a Restricted Definitive Note; or

(c)        ☐        an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

Attention: Chief Legal and Compliance Officer

Email: notices@ii-vi.com

U.S. Bank National Association

Global Corporate Trust Services

225 W. Station Square Drive, Suite 380

Pittsburgh, PA 15219

Facsimile: (412) 552-2323

Attention: II-VI Inc. Notes Administrator

Re: 5.000% Senior Notes due 2029

(CUSIP [                ])

Reference is hereby made to the indenture, dated as of December 10, 2021 (the “Indenture”), among II-VI Incorporated, a corporation organized under the laws of the Commonwealth of Pennsylvania (such corporation, and its successors and assigns under the Indenture, hereinafter referred to as the “Company”), the Guarantors from time to time party thereto and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                         (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $                     in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.        Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note.

(a)        ☐         Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b)        ☐         Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c)        ☐         Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d)        ☐         Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.        Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes.

(a)        ☐         Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued shall continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b)        ☐         Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] _ 144A Global Note, _ Regulation S Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT D

FORM OF CERTIFICATE FROM

ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

Attention: Chief Legal and Compliance Officer

Email: notices@ii-vi.com

U.S. Bank National Association

Global Corporate Trust Services

225 W. Station Square Drive, Suite 380

Pittsburgh, PA 15219

Facsimile: (412) 552-2323

Attention: II-VI Inc. Notes Administrator

Re: 5.000% Senior Notes due 2029

Reference is hereby made to the indenture, dated as of December 10, 2021 (the “Indenture”), among II-VI Incorporated, a corporation organized under the laws of the Commonwealth of Pennsylvania (such corporation, and its successors and assigns under the Indenture, hereinafter referred to as the “Company”), the Guarantors from time to time party thereto and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $                 aggregate principal amount of:

(a) ☐	a beneficial interest in a Global Note, or

(b) ☐	a Definitive Note,

we confirm that:

1.        We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

2.        We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we shall do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) to an institutional “accredited investor” (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Company a signed letter substantially in the form of this letter and, if such transfer is in respect of a principal amount of Notes, at

D-1

the time of transfer of less than $150,000, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144 under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any Person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

3.        We understand that, on any proposed resale of the Notes or beneficial interest therein, we shall be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us shall bear a legend to the foregoing effect.

4.        We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5.        We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Investor]

By:
Name:
Title:

Dated:

D-2

EXHIBIT E

FORM OF SUPPLEMENTAL INDENTURE

[            ] SUPPLEMENTAL INDENTURE, dated as of [                ], 20[    ] (this “Supplemental Indenture”), is by and among II-VI Incorporated, a corporation incorporated under the laws of the Commonwealth of Pennsylvania (the “Company”), each of the parties identified as a New Guarantor on the signature pages hereto (each, a “New Guarantor” and collectively, the “New Guarantors”) and U.S. Bank National Association, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee are parties to an indenture dated as of December 10, 2021 (the “Indenture”), providing for the issuance of the Company’s 5.000% Senior Notes due 2029 (the “Notes”);

WHEREAS, Section 3.11 (Future Guarantors) of the Indenture provides that under certain circumstances the New Guarantors shall execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantors shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein; and

WHEREAS, pursuant to Section 9.1 (Without Consent of Holders) of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the New Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.        Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.        Agreements to Become Guarantors. Each of the New Guarantors hereby unconditionally guarantees the Company’s obligations, as guarantor and not as a surety, the full and punctual payment when due of the principal of, premium, if any, and interest on all the Notes and all other Obligations of the Company set forth in the Indenture, on the terms and subject to the conditions set forth in Article X (Guarantees) of the Indenture and agrees to be bound by all other provisions of the Indenture and the Notes applicable to a Guarantor therein.

3.        Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

4.        [Reserved].

5.        Notices. For purposes of Section 12.1 (Notices of the Indenture), the address for notices to each of the New Guarantors shall be:

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

Attention: Chief Legal and Compliance Officer

Email: notices@ii-vi.com

6.        Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

7.        Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof. One signed copy is enough to prove this Supplemental Indenture. Unless otherwise provided herein or in any other related document, the words “execute”, “execution”, “signed”, and “signature” and words of similar import used in or related to any document to be signed in connection with this Supplemental Indenture, any other related document or any of the transactions contemplated hereby (including amendments, waivers, consents and other modifications) shall be deemed to include electronic signatures and the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature in ink or the use of a paper-based recordkeeping system, as applicable, to the fullest extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, and any other similar state laws based on the Uniform Electronic Transactions Act. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the Uniform Commercial Code or other signature law due to the character or intended character of the writings. Each other party assumes all risks arising out of the use of electronic signatures and electronic methods to send any notice, instruction or other communication to the Trustee, including without limitation the risk of the Trustee acting on an unauthorized notice, instruction or other communication, and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee may in any instance and in its sole discretion require that an original document bearing a manual signature be delivered to the Trustee in lieu of, or in addition to, any such electronic notice, instruction or other communication.

8.        Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

9.        The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by each of the New Guarantors.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

II-VI INCORPORATED., as COMPANY

By:
	Name:	[ ]
	Title:	[ ]

[ ], as a New Guarantor

By:
	Name:	[ ]
	Title:	[ ]

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
	Name:	[ ]
	Title:	[ ]

Exhibit 99.1

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

II-VI Incorporated Announces the Closing of $990 Million Notes Offering and

Completed Syndication of $4.0 Billion Senior Secured Credit Facilities

PITTSBURGH, December 10, 2021 (GLOBE NEWSWIRE) – II-VI Incorporated (Nasdaq: IIVI) (the “Company” or “II-VI”) announced today the completion of its previously announced offering of $990 million aggregate principal amount of 5.000% senior notes due 2029 (the “Notes”) in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”). The Notes are guaranteed by each of the Company’s domestic subsidiaries that guarantee its existing credit agreement.

The Notes are unsubordinated, unsecured obligations of the Company and bear interest at a rate of 5.000% per year. The Company will pay interest on the Notes on December 15 and June 15 of each year, commencing June 15, 2022. The notes will mature on December 15, 2029.

The Company also announced today that the lead arrangers for its proposed senior secured credit facilities have allocated and priced its $850 million term loan A credit facility (the “Term Loan A Facility”), $2,800 million term loan B credit facility (the “Term Loan B Facility” and, together with the Term Loan A Facility, the “Term Facilities”), and $350 million revolving credit facility (the “Revolving Credit Facility”). The Term A Facility and Revolving Credit Facility borrowings in U.S. dollars will each bear interest at LIBOR (subject to a 0.00% floor) plus a range of 1.75% to 2.50%, depending on the Company’s total net leverage ratio. The Term A Facility and the Revolving Credit Facility Borrowings are initially expected to bear interest at LIBOR plus 2.00%. The Term Loan B Facility will bear interest at LIBOR (subject to a 0.50% floor) plus 2.75%.

The Company intends to borrow the Term Facilities in connection with the closing of the Company’s previously-announced pending business combination (the “Acquisition”) with Coherent, Inc. (“Coherent”), pursuant to an Agreement and Plan of Merger, dated March 25, 2021, by and among the Company, Coherent and Watson Merger Sub Inc., a wholly owned subsidiary of the Company. The Revolving Credit Facility is expected to be available concurrently with the closing of the Acquisition. The Company intends to use the proceeds from the offering of the Notes and the Term Facilities, together with other financing sources and cash on hand to fund the cash consideration, the repayment of certain indebtedness and certain fees and expenses in connection with the Acquisition.

The Notes and the related guarantees have not been registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption. The Notes will be offered only to persons reasonably believed to be qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

T. 724.352.4455 | ii-vi.com	1

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, industrial, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, the Company has research and development, manufacturing, sales, service, and distribution facilities worldwide. The Company produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers.

Forward-looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to II-VI’s performance on a going-forward basis. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this press release have a reasonable basis, but there can be no assurance that the expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and additional risk factors that may be identified from time to time in future filings of the Company; (iii) the conditions to the completion of the Company’s pending business combination transaction with Coherent (the “Transaction”) and the remaining equity investment by

T. 724.352.4455 | ii-vi.com	2

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

Bain Capital, LP, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iv) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the Transaction; (v) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (vi) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (viii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (ix) the risk that disruption from the Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (x) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (xi) the ability of the Company to retain and hire key employees; (xii) the purchasing patterns of customers and end users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to assimilate recently acquired businesses, and realize synergies, cost savings, and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the Company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise; and (xx) the risks that the offering of the Notes may not be completed. The Company disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the SEC in connection with the Transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward

T. 724.352.4455 | ii-vi.com	3

PRESS RELEASE	II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

looking statements. Neither the Company nor Coherent assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021 and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), which includes a joint proxy statement of II-VI and Coherent and also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the Transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the Joint Proxy Statement/Prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investors.coherent.com.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

CONTACTS:

Investors

Mary Jane Raymond

Chief Financial Officer

investor.relations@ii-vi.com

www.ii-vi.com/contact-us

# # #

T. 724.352.4455 | ii-vi.com	4